UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of August, 2008

1-15240
(Commission File Number)

JAMES HARDIE INDUSTRIES N.V.
(Translation of registrant's name into English)

Atrium, 8th floor
Strawinskylaan 3077
1077 ZX Amsterdam, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Not Applicable

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

TABLE OF CONTENTS

Safe Harbor Statement

The exhibit attached to this Form 6-K contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, lenders and potential lenders, representatives of the media and others. Examples of forward-looking statements include:

- expectations about the timing and amount of payments to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven asbestos-related personal injury and death claims;
- statements regarding tax liabilities and related audits and proceedings;
- statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities and Investments Commission;
- expectations concerning indemnification obligations;
- expectations concerning the costs associated with the suspension of operations at our Blandon, Pennsylvania and Plant City, Florida plants;
- expectations that our credit facilities will be extended or renewed;
- expectations concerning dividend payments;
- projections of our results of operations or financial condition;
- statements regarding our plans, objectives or goals, including those relating to competition, acquisitions dispositions and our products;
- statements about our future performance; and
- statements about product or environmental liabilities.

Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should," "aim" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under "Key Information – Risk Factors" beginning on page 6 of our Form 20-F filed on July 8, 2008 with the Securities and Exchange Commission, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF and the effect of foreign exchange rates on the amount recorded in our financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of customers; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; the effect of natural disasters and changes in our key management personnel. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	2008 James Hardie Annual Report – Filed with the Australian Stock Exchange on June 30, 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

James Hardie Industries N.V.

Date: August 5, 2008

By: ....

Russell Chenu
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	2008 James Hardie Annual Report – Filed with the Australian Stock Exchange on June 30, 2008


JAMES HARDIE

Net Sales
(Millions of US dollars)

08	1,468.8
07	1,542.9
06	1,488.5
05	1,210.4
04	981.9

EBIT Margin[2]
(%)

08	14.1
07	20.7
06	18.9
05	16.2
04	17.5

Net Operating Profit[1]
(Millions of US dollars)

08	117.3
07	222.2
06	208.9
05	126.9
04	129.6

Diluted Earnings per Share[2]
(US cents)

08	25.7
07	47.6
06	45.2
05	27.7
04	27.2

EBITDA[2]
(Millions of US dollars)

08	264.0
07	369.6
06	326.0
05	232.5
04	208.6

Capital Expenditure[3]
(Millions of US dollars)

08	38.5
07	92.1
06	162.8
05	153.0
04	74.1

EBIT[2]
(Millions of US dollars)

08	207.5
07	318.9
06	280.7
05	196.2
04	172.2

Return on Capital Employed
(%)

08	18.1
07	26.6
06	28.9
05	23.6
04	23.4

[1] Includes discontinued operations.

[2] See Definitions starting on page 39.

[3] Capital expenditure includes both cash and credit purchases and therefore differs from the consolidated statements of cash flow.


JAMES HARDIE

CONTENTS

FINANCIAL STATEMENTS



See pages 39–41 for definitions, abbreviations and information about the terminology used in this report.

James Hardie Industries NV
(ARBN 097 829 895)

Incorporated in the Netherlands (with Dutch registration number 34106455) with corporate seat in Amsterdam and address at Strawinskylaan 3077, 1077ZX Amsterdam.

The liability of its members is limited.



- Based on our net sales, we believe we are the largest manufacturer of fibre cement products and systems for internal and external building applications in the United States, Australia, New Zealand, and the Philippines. We are also establishing a presence in Europe.
- Our products are used in residential and commercial buildings, as exterior cladding and internal linings, pipes, bracing, decorative elements and fencing.
- We employ around 2,900 people.
- We generated net sales of over US$1.4 billion in fiscal year 2008.
- Through our extensive research and development programs, our unique manufacturing technology and our differentiated products, we aim to create wealth for our shareholders, provide design and construction benefits for our customers and offer challenging and rewarding careers for our employees.



RESULTS AT A GLANCE

Net Sales
(Millions of US dollars)

08	1,468.8
07	1,542.9
06	1,488.5
05	1,210.4
04	981.9

EBIT Margin[2]
(%)

08	14.1
07	20.7
06	18.9
05	16.2
04	17.5

Net Operating Profit[1]
(Millions of US dollars)

08	117.3
07	222.2
06	208.9
05	126.9
04	129.6

Diluted Earnings per Share[2]
(US cents)

08	25.7
07	47.6
06	45.2
05	27.7
04	27.2

EBITDA[2]
(Millions of US dollars)

08	264.0
07	369.6
06	326.0
05	232.5
04	208.6

Capital Expenditure[3]
(Millions of US dollars)

08	38.5
07	92.1
06	162.8
05	153.0
04	74.1

EBIT[2]
(Millions of US dollars)

08	207.5
07	318.9
06	280.7
05	196.2
04	172.2

Return on Capital Employed
(%)

08	18.1
07	26.6
06	28.9
05	23.6
04	23.4

[1] Includes discontinued operations.

[2] See Definitions starting on page 39.

[3] Capital expenditure includes both cash and credit purchases and therefore differs from the consolidated statements of cash flow.

In the face of significant adverse conditions in our major markets in the US, where new housing starts were down 37% from last year and 55% from their peak levels of 2006:

- Total net sales decreased 5%, from US$1,542.9 million to US$1,468.8 million.
- Gross profit decreased 8% from US$573.0 million to US$530.0 million.
- Gross profit margin decreased 1.0 percentage point to 36.1%.
- Net operating (loss) profit decreased from a net operating profit of US$151.7 million in fiscal year 2007 to a net operating loss of US$71.6 million in fiscal year 2008. This fiscal year 2008 figure includes asbestos adjustments of US$240.1 million, AICF SG&A expenses of US$4.0 million, AICF interest income of US$9.4 million and tax benefit related to asbestos adjustments of US$45.8 million. Net operating profit excluding asbestos decreased 47% to US$117.3 million.
- EBIT excluding asbestos decreased by 35% to US$207.5 million, compared to US$318.9 million for the prior year.
- EBIT margin excluding asbestos decreased by 6.6 percentage points to 14.1%.
- As a percentage of sales, SG&A expenses increased by 1.6 percentage points to 15.5%.
- Diluted earnings per share excluding asbestos decreased from US47.6 cents to US25.7 cents.
- In an on-market share buy-back, US$208.0 million spent to purchase 7.6% of issued capital at an average price of US$5.83, achieving more than 3% accretion in earnings per share and 0.5% reduction in the company's weighted average cost of capital.
- Dividends of US27.0 cents per share /CUFS were paid during the year to 31 March 2008.

(Millions of US dollars)	2008	2007	% Change
Net sales			
USA Fibre Cement	**$ 1,144.8**	$ 1,262.3	(9)
Asia Pacific Fibre Cement	**298.3**	251.7	19
Other	**25.7**	28.9	(11)
Total net sales	**1,468.8**	1,542.9	(5)
Cost of goods sold	**(938.8)**	(969.9)	3
Gross profit	**530.0**	573.0	(8)
Selling, general and administrative expenses	**(228.2)**	(214.6)	(6)
Research and development expenses	**(27.3)**	(25.9)	(5)
Special Commission of Inquiry and other related expenses	**–**	(13.6)	–
Impairment charges	**(71.0)**	–	–
Asbestos adjustments	**(240.1)**	(405.5)	41
EBIT	**(36.6)**	(86.6)	58
Net interest income (expense)	**1.1**	(6.5)	–
Operating loss from continuing operations before income taxes	**(35.5)**	(93.1)	62
Income tax (expense) benefit	**(36.1)**	243.9	–
Operating profit (loss) from continuing operations before cumulative effect of change in accounting principle	**$ (71.6)**	$ 150.8	–
Net operating (loss) profit	**$ (71.6)**	$ 151.7	–
Volume (mmsf)			
USA Fibre Cement	**1,916.6**	2,148.0	(11)
Asia Pacific Fibre Cement	**398.2**	390.8	2
Average net sales price per unit (per msf)			
USA Fibre Cement	**US$ 597**	US$ 588	2
Asia Pacific Fibre Cement	**A$ 862**	A$ 842	2




08 27.0
07 9.0
06 10.0
05 3.0
04 5.0

Dividends Paid per Share (US cents)


08 13.2
07 24.0
06 29.1
05 22.4
04 27.6

Return on Shareholders Funds (%)

As we all know, economic events have been in turmoil for some time now especially in our principal market, the United States. In his CEO report, which follows, Louis Gries will discuss this in some detail but I would like to share with you some of my observations and, in addition, address some specific Board issues.

General observations

Within an exceptionally difficult economic situation in fiscal year 2008 (for example new housing starts in the US were down 37% compared to the prior year) the management team at James Hardie significantly outperformed the industry (James Hardie's sales decrease was only 5% overall and 9% in the US). In addition to clearly gaining share in a depressed marketplace, James Hardie was able to maintain an excellent level of profitability, with EBIT (excluding asbestos and asset impairments) of US$281.7 million or 19% of net sales.

During such a period of uncertainty it is obviously quite difficult to forecast what short and medium overall industry demand – such as new housing starts – will be. There are, however, many areas of results that can be controlled by management. We have recommended in our Notice of Meetings shareholder approval of an overall management incentive plan for fiscal year 2009 which the Board believes will help to focus management on the correct short, medium and long-term issues with measurable goals and results.

No one knows for certain when "normal" industry demand levels will return - the forecasts that I have heard would put it somewhere in the 2010 time frame or perhaps somewhat beyond that. We believe it is exceptionally important to our shareholders that, given the inherent strengths of James Hardie both in the market place and as an organisation, we put in place during this period of economic transition, programs that will enable James Hardie to emerge in an even stronger market and financial position. With the management team that we have, we have every confidence that this in fact will happen.

In addition to the basic business issues and situation discussed above, James Hardie, as you know, has several important "legacy" issues that the Board and management must deal with. Getting James Hardie to a situation where these various "legacy" issues are behind us or controlled to the point where management can concentrate 100% of their time and attention on the basic running of the business and improving our competitive position and results is a very important priority for us.

Other issues

In the past year we have continued a normal process of Board renewal. Two of our longer serving directors, John Barr and James Loudon, have retired and advised their intention to retire after this year's AGM respectively, and it is with great regret that we have accepted their resignations. We deeply thank them for their contribution to the company. In addition, Don DeFosset, who joined the Board about a year ago, could not continue to participate in the Board because of the demands of his other board and business commitments.

Replacing Messrs Barr and Loudon, we have made two appointments since the last AGM: David Andrews and David Harrison. Mr Andrews comes to the Board with significant governmental and legal experience at senior levels in government and the corporate world and Mr Harrison brings to the Board significant international finance experience at senior corporate levels.

In addition in this past fiscal year we announced dividends totalling US20 cents per share and we completed a share buy back program totalling US$208.0 million and purchasing 7.6% of the issued capital. We will continue to monitor the overall situation as we go into this next fiscal year.

Summary

Trying to encapsulate a complex situation into just a few words I would summarise it as follows:

There is still significant uncertainty existing for James Hardie given the general economic situation we are all familiar with and with some of the legacy issues that we must deal with.

At the same time the inherent strength of James Hardie continues to grow under the leadership of Louis Gries and the management team that we have at the company and we anticipate that this will continue through the upcoming fiscal years.

Michael N. Hammes

Michael N. Hammes
Chairman

James Hardie's performance in fiscal year 2008 was good, considering the very difficult market conditions. Our financial results were significantly affected by a dramatically declining housing market in the US, where new starts were down 37% from last year and 55% from their peak levels of 2006.

In these conditions, our net sales decreased by just 5% to US$1,468.8 million, gross profit was down 8% to US$530.0 million, and EBIT excluding asbestos and asset impairments decreased 12% to US$281.7 million.

USA Fibre Cement

We continued to outperform the broader market, with net sales for the year down just 9% to US$1,144.8 million, EBIT 13% lower at US$313.6 million and the EBIT margin down 1.3 percentage points to 27.4%, both excluding impairments.

We increased market penetration with our products and pricing was flat, as we continued to take market share from alternative products. While our exterior product volumes were negatively impacted by the housing downturn, sales of our ColorPlus® collection of products grew year-on-year.

Our strategy for the US business hasn't changed. Unlike most US building material businesses, our highly differentiated product position that has been built through our product leadership strategy continues to deliver good returns, even in the down market. We remain committed to investing in key growth initiatives and we expect to further increase market share and continue to outperform the broader market.

The decline in US housing construction is expected to continue through fiscal year 2009, and may continue into fiscal year 2010. Based on this outlook, we have shifted our short-term focus somewhat, with more emphasis on bottom line performance. This has obviously become more challenging due to the reduced market opportunity, at the same time as we are facing higher energy, pulp and freight costs. To that end, we have significantly reduced employee numbers in plants where we have reduced capacity and in SG&A where appropriate.

So although we expect to continue to outperform building material peers, we are working hard to optimise returns for shareholders in difficult market conditions. We are also confident that we are strengthening our market position during this period and will be well-placed to take advantage of opportunities when the US market rebounds in the future.

Asia Pacific Fibre Cement

Asia Pacific Fibre Cement had a very strong year. Net sales increased 19% to US$298.3 million, EBIT was 28% higher at US$50.3 million and the EBIT margin rose 1.2 percentage points to 16.9%.

The strategy we put in place for this division several years ago is now showing up in the results, which is a real accomplishment. New Zealand has always been a good business, and it's gotten better over the last couple of years, but most of the gains in the Asia Pacific numbers are in Australia. Our results reflect the value pricing we are getting on our growing range of differentiated products.

Other

The recent downturn in construction activity in Florida, and the outlook for the USA Hardie Pipe business, led us to close this business effective 22 May 2008. The estimated future financial returns were not sufficient to warrant further investment. We will continue to operate our Australian FRC Pipe business.

Our Europe Fibre Cement business, although small, is still growing and had a significantly reduced EBIT loss for the year.

Outlook

In North America, we expect further weakness in new housing construction activity in the short-term, due to high inventory levels of new homes for sale, an increased rate of foreclosures placing more properties on the market, weaker economic conditions and consumer sentiment, and tighter mortgage lending standards.

For Asia Pacific Fibre Cement, the short-term outlook is for residential construction activity to be weakening in Australia and be weaker in New Zealand and the Philippines.

The business expects to continue to grow primary demand for fibre cement and increase market shares through its range of differentiated products in Australia and New Zealand. We expect our non-differentiated products will remain subject to strong competition.

continued over


08
72.0
07
06
05
04

EBIT/Employee (Thousands of US dollars)


08
509.6
07
524.1
06
450.7
05
387.7
04
319.5

Net Sales/Employee (Thousands of US dollars)

Legacy issues

As our Chairman, Mike Hammes, noted in his report, James Hardie is facing challenges in addition to those presented by the deteriorating US operating environment.

We also have to deal with significant challenges that stem from legacy issues relating to previous company restructures, and these issues consume considerable management time and expense to the company.

The first of these issues concerns where we are domiciled. Changes to the income mix from the businesses and other changes mean that we no longer derive the benefit from our Netherlands domicile to the same extent as we have in the past. Managing what has become a more US-focussed business from The Netherlands is challenging. Addressing this issue is complex, but we are considering various alternatives that could be implemented before the current financial risk reserve agreement with the Dutch Government ends in 2010.

On another matter related to The Netherlands domicile, the US IRS recently advised us that in its view we do not comply with the US-Dutch tax treaty for the years 2006 and 2007, which would affect the withholding tax rates on payments from the United States to The Netherlands. Since we had adjusted our management structure and practices to ensure that we complied with the treaty changes that became effective 1 February 2006, we do not agree with the IRS position and we will continue to pursue appropriate avenues available to us to contest this view.

We are similarly committed to resolving the issues we have with the ATO, relating to the disputed fiscal year 1999 tax return of our subsidiary, RCI, which will start court hearings in December 2008, and the more-recently advised actions relating to a now liquidated former subsidiary.

Hearings in the ASIC proceedings are due to start this September. We will be actively contesting ASIC's case on a number of bases, including its claim for a court order requiring JHI NV to indemnify ABN60, a subsidiary of the AICF Trust, for up to A$1.9 billion if required. Those bases include the fact that the Amended FFA has been entered into with the NSW Government (November 2006) and approved by shareholders (February 2007), and that special legislation has been enacted by the NSW Government in support of the Amended FFA.

Although all of the above issues deal with past events, I know that they concern our shareholders. We are committed to resolving them in the interest of the company and its shareholders, and look forward to a future that allows us to focus more management time on value creating activities.

Louis Gries
Chief Executive Officer



Fiscal year 2008 saw a solid operating performance, with what we believe are very good results, not-withstanding the significant decline in US residential housing market activity. We continued to have very strong cash generation, at US$319.3 million for the company. This is a record and, from a financial viewpoint, the highlight of the year. We announced a final dividend of US8 cents to give a total dividend of US20 cents per share.



Capital management

We announced a 10% on-market share buy-back in mid-August 2007 and, during fiscal year 2008, spent US$208.0 million purchasing 7.6% of the issued capital at an average price of US$5.83 per share. There have been no share purchases since 1 April 2008.

The material benefits of the buy-back are a more than 3% accretion in earnings per share and a 0.5% reduction in the company's weighted average cost of capital.

Consolidated results

The results for our business segments are described in more detail on pages 11–15 of this annual report, and in Management's Discussion and Analysis on pages 28–38.

Our consolidated results showed net sales down 5%, affected by the housing downturn in the US, offset by currency gains and sales improvements in the Asia Pacific region; gross profit down 8%; SG&A expenses were down 6% and we recorded a 5% increase in our research and development expenses.

After asbestos adjustments of US$240.1 million, our income tax expense for the year was US$36.1 million and the net operating loss for the year was US$71.6 million, compared to a profit of US$151.7 million for fiscal year 2007. After adjusting for asbestos, asset impairments and tax adjustments, we recorded a US$169.7 million profit, 20% down on last year's result of US$211.8 million.

Non-cash adjustments

Our net operating profit was substantially affected by non-cash adjustments for asbestos, asset impairments and tax.

We made a US$240.1 million asbestos adjustment as a result of a change in KPMG Actuaries' (KPMG) estimate of the asbestos liability and unfavourable currency movements. Asbestos payments are discussed in more detail below.

We had three major asset impairments in the year totalling US$71.0 million: US$25.4 million in Q4 associated with the closure of USA Hardie Pipe; US$13.2 million in Q4 in adjustments to the value of machinery and buildings in USA Fibre Cement; and a US$32.4 million impairment charge with the closure of the Blandon, Pennsylvania plant in Q3.

After these significant non-cash adjustments, we recorded an EBIT loss of US$36.6 million.

In addition, we had US$5.8 million in unfavourable tax adjustments relating to the US GAAP standard FIN48, which relates to accounting for uncertain tax positions.

Financial results

Corporate costs were 6% higher, as a result of Other costs of US$39.6 million, which included consulting costs incurred early in the year for projects which were completed by the end of the year.

Net interest expense excluding AICF net interest income was US$8.3 million, affected by the extra debt we have taken on with the share buy-back. We expect the increase in interest expense to continue with the higher debt levels that we anticipate holding.

Excluding asbestos, asset impairments and tax adjustments, our effective tax rate for fiscal year 2008 was 37.9%, versus 32.5% last year. A number of factors contributed to this increase, including increased expense in The Netherlands and a change in the nature of the US business. We have previously given guidance of an effective tax rate of about 35% plus or minus 2-3% and we expect to continue within that range.

Adjusted EBITDA, excluding asbestos and asset impairments, was US$338.2 million, 9% less than for fiscal year 2007. Depreciation and amortisation increased by US$5.8 million, as the result of assets being transferred from construction in progress to operating assets.

Although our trading activities generated good levels of cash in fiscal years 2007 and 2008, last year some material payments resulted in a negative net operating cash flow. These included a US$154.8 million deposit with the ATO and a US$148.7 million initial payment to the AICF, resulting in a net operating cash outflow of US$67.1 million. That was reversed this year, when we had net cash generation of US$319.3 million for the year.

continued over


08
07
06
05
04

Depreciation and A
(Millions of US doll


08 8.3
07 6.5
06 0 0.2
05 5.1
04 10.0

Net Interest Expense
(Millions of US dollars)


08 25.4
07 49.1
06 1,404.0
05 38.5
04 17.2

Net Interest Expense Cover
(Times)


08 12.5
07 12.5
06 10.1
05 14.9
04 20.0

Working Capital to Net Sales
(%)


08 37.9
07 32.5
06 32.9
05 32.6
04 24.4

Effective Income Tax Rate[2] (%)


08 81.9
07 91.1
06 71.6
05 61.9
04 40.4

Income Tax Expense (Millions of US dollars)


08 22.7
07 12.8
06 0 (1.6)
05 6.8
04 17.0

Gearing Ratio (%)

Currency of Borrowings

	As at 31 March	
(Millions of US dollars)	**2008**	2007
Borrowings		
USD	**$ 264.5**	$ 188.0
Other	**–**	–
Total Borrowings	**$ 264.5**	$ 188.0
Deposits		
AUD	**$ 3.0**	$ 5.7
USD	**20.2**	19.2
NZD	**1.9**	1.2
PHP	**9.0**	7.4
Other	**1.3**	0.6
Total Deposits	**$ 35.4**	$ 34.1
Net Borrowings	**$ 229.1**	$ 153.9

Debt Maturity Profile

(Millions of US dollars)	**2008**	2007
Less than one year	**$ 90.0**	$ 83.0
1–2 years	**–**	–
2–3 years	**174.5**	–
3–4 years	**–**	105.0
4–5 years	**–**	–
Greater than 5 years	**–**	–
Total Borrowings	**$ 264.5**	$ 188.0

Capital Expenditure[1]

	Year ended 31 March	
(Millions of US dollars)	**2008**	2007
USA Fibre Cement	**$ 31.5**	80.3
Asia Pacific Fibre Cement	**5.5**	10.5
Other	**1.5**	1.3
Continuing Operations	**$ 38.5**	$ 92.1

Exchange Rates (US$1=)

Weighted Average	**2008**	2007
AUD	**1.1503**	1.3066
NZD	**1.3161**	1.5213
Closing Spot		
AUD	**1.0903**	1.2395
NZD	**1.2607**	1.4009

Gross Capital Employed

(Millions of US dollars)	**2008**	2007
Fixed assets	**$ 755.8**	$ 827.3
Inventories	**179.7**	147.6
Receivables/prepayments	**345.2**	329.5
Other	**0.5**	0.4
Accounts payable and accruals	**(118.4)**	(104.1)
Gross capital employed	**$ 1,162.8**	$ 1,200.7

[1] Capital expenditure includes both cash and credit purchases and therefore differs from the consolidated statements of cash flow.

[2] Excludes asbestos, asset impairments and tax adjustments.

Our capital expenditure of US$38.5 million was down significantly from US$92.6 million in the prior year, with the largest decrease in the US where we are now carrying substantial unused manufacturing capacity.

The reduced capital expenditure and higher cash generation allowed us to spend US$126.2 million on an increased dividend and US$208.0 million on the share buy-back. While our level of net debt increased to US$229.1 million at 31 March 2008, it is still low.

Asbestos payments

At 31 March 2008 KPMG Actuaries undertook a further assessment of the asbestos liability which James Hardie assumed with the signing of the Amended Final Funding Agreement (Amended FFA) approved by shareholders in February 2007.

The discounted (but inflated) central estimate of KPMG Actuaries' assessment at 31 March 2008 was A$1.426 billion, an increase of A$71 million on the assessment at 31 March 2007. Many factors contributed to this increase, the most material being an estimated increase in mesothelioma claims.

The asbestos provision, net of insurance, other recoveries and tax, increased from US$786 million at 31 March 2007 to US$944.9 million at 31 March 2008, as a result of the increase in KPMG Actuaries' reassessment and the significant depreciation of the United States dollar against the Australian dollar in the past year. Further information on the accounting for asbestos is included in the accompanying financial statements in Note 12, commencing on page 99 of this annual report.

At the end of March 2008 the AICF, which manages asbestos claims and funds, had restricted cash and cash equivalents and short-term investments of A$125.5 million. As a result of James Hardie's strong cash flow during fiscal year 2008, we will make a contribution of the A$ equivalent of US$111.75 million to AICF during fiscal year 2009. This represents 35% of James Hardie's net operating cash flow of US$319.3 million in fiscal year 2008.

The A$ amount will depend on the A$/ US$ exchange rate in late June. We will pay the A$ amount in equal quarterly instalments through the year, as allowed for in the Amended FFA.

Key performance ratios

Our key performance ratios for the year reflect the challenging conditions for our US business:

+ A decline in diluted earnings per share, from US47.6 cents to US25.7 cents;
+ A return on shareholder funds of 13.2%, down from 24.0%, as a result of both higher shareholders funds and lower earnings;
+ A dilution in return on capital employed, from 26.6% to 18.1%;
+ A decline in EBIT margin from 20.7%, to 14.1%; and
+ Total dividends of US27 cents per share were paid in the fiscal year.

Our debt service capacity indicators continued to be strong, with:

+ Net interest expense cover of 25.4 times;
+ Net interest paid cover of 16.5 times; and
+ Net debt payback of 0.7 years[3].

I would summarise the year as a very solid overall operating performance given the conditions. Although the net operating earnings were adversely affected by a number of non-cash adjustments, our financial position remains strong and the strong cash generation highlights the underlying strength of our company.

Russell Chenu
Chief Financial Officer



1,144.8	USA Fibre Cement
298.3	Asia Pacific Fibre Cement
25.7	Other

Net Sales (Millions of US dollars)



835.8	USA Fibre Cement
218.3	Asia Pacific Fibre Cement
24.5	Other

Total Identifiable Assets (Millions of US dollars)



313.6[4]	USA Fibre Cement
50.3	Asia Pacific Fibre Cement

EBIT for R&D and Other was a loss of 25.4

EBIT (Millions of US dollars)

[3] Excludes payments under the Amended FFA.

[4] Excluding impairments.

- ☐ JAMES HARDIE MANUFACTURING OPERATIONS
- ■ JAMES HARDIE SALES OFFICE
- ☐ DISTRIBUTION HUB
● CORPORATE HEADQUARTERS


SOUTHAMPTON
LONDON
TAIPEI
MANILA
PERTH
BRISBANE
SYDNEY
AUCKLAND
CHRISTCHURCH
TACOMA
MISSION VIEJO
BLANDON
PULASKI
SUMMERVILLE
PLANT CITY
TAMPA

MANUFACTURING CAPACITY – BUILDING PRODUCTS

	Plant location	Existing design capacity/ year (mmsf)[1]	Number of Employees
North America	Fontana, California	180	
	Plant City, Florida	300	
	Cleburne, Texas	500	
	Tacoma, Washington	200	
	Peru, Illinois	560	
	Waxahachie, Texas	360	
	Blandon, Pennsylvania[2]	200	
	Summerville, South Carolina	190	
	Reno, Nevada	300	
	Pulaski, Virginia[3]	600	
Total North America		3,390	1,809
Australia	Brisbane, Queensland	120	
	Sydney, New South Wales	180	
Total Australia		300	397
New Zealand	Auckland	75	188
Philippines	Manila	145	167
Europe			46
Research and Development			111
Corporate			48
		3,910	**2,766**

MANUFACTURING CAPACITY – PIPES

	Plant location	Design capacity/year (Thousand tons[4])	Number of Employees
United States	Plant City, Florida	–[5]	34
Australia	Brisbane, Queensland	50	82
Total		**50**	**116**
Grand total			**2,882**

[1] Annual design capacity is not necessarily reflective of our actual capacity utilisation at each plant. Plants outside the United States produce a range of thicker products, which negatively affects their outputs. Actual production is affected by factors such as product mix, batch size, plant availability and production speeds and is usually less than annual design capacity.

[2] On 31 October 2007, the company announced plans to suspend production at the Blandon, Pennsylvania plant, in response to US housing market conditions.

[3] The plant in Pulaski, Virginia has two manufacturing lines with a total annual design capacity of 600 million square feet (300 million square feet per line). Both manufacturing lines have been completed, however, currently only one line, with a capacity of 300 million square feet, has commenced commercial production.

[4] Pipe and column capacity is measured in tons rather than million square feet.

[5] The US pipe business, at Plant City, Florida, ceased operations in May 2008.

USA FIBRE CEMENT

Results

+ Net sales decreased 9% from US$1,262.3 million to US$1,144.8 million.

+ Sales volume decreased 11% from 2,148.0 million square feet to 1,916.6 million square feet.

+ Average net sales price increased 2% from US$588 per thousand square feet to US$597 per thousand square feet.

+ Gross profit decreased 12% and the gross profit margin decreased 1.3 percentage points.

+ EBIT excluding impairments decreased 13% from US$362.4 million to US$313.6 million.

+ EBIT margin excluding impairments decreased 1.3 percentage points to 27.4%.

Trading conditions

+ Although housing affordability improved as a result of further interest rate cuts, the housing market continued to deteriorate during each quarter of fiscal year 2008 as weaker consumer confidence, tighter lending standards and falling house prices weighed heavily on demand for new homes.

+ Housing construction were at near record lows as builders attempted to reduce high inventory levels of new homes for sale, and as increased foreclosures placed more homes for sale.

+ Weaker housing activity resulted in lower sales volumes across the entire range of our exterior products other than ColorPlus® collection of products, which continued growing.

+ Sales were lower across all divisions and in each key region with the exception of Canada.

+ Repair and remodelling activity was not affected to the same extent as new construction, but some weakness in this segment led to sales of our interior products being slightly lower.

Outlook

Factors such as high inventory levels of new homes for sale, an increased rate of foreclosures placing more properties on the market, weaker economic conditions and consumer sentiment, and tighter mortgage lending standards, all suggest that further weakness in the level of new housing construction activity is likely in the short-term.

For more information about USA Fibre Cement, see pages 12–13.

ASIA PACIFIC FIBRE CEMENT

Results

+ Net sales increased 19% from US$251.7 million to US$298.3 million.

+ Net sales in Australian dollars increased 4% due to a 2% increase in net sales volumes from 390.8 million square feet to 398.2 million square feet, and a 2% increase in the average Australian dollar net sales price.
- Gross profit increased 24% due to favourable currency exchange rates, increased sales volumes and a higher average net sales price.

+ EBIT rose 28% from US$39.4 million to US$50.3 million.

+ The EBIT margin was 1.2 percentage points higher, at 16.9%.

Trading conditions

+ Residential construction activity was slightly weaker in both Australia and New Zealand.

+ Foreign currency exchange rates were favourable.

+ Traditional products in particular remained subject to strong price competition in Australia. In New Zealand, differentiated products, including Linea™ weatherboards, continued to grow as a proportion of the sales mix.

The increase in net sales was driven by stronger primary demand for fibre cement in Australia and New Zealand mainly due to growth in sales of the Scyon™ product range in Australia and Linea™ weatherboards in New Zealand, a higher average net sales price and favourable foreign currency movements.

Outlook

+ The short-term outlook is for residential construction activity to be weakening in Australia and weaker in New Zealand and the Philippines.

+ Traditional products in particular are expected to remain subject to strong competition in Australia.

For more information about Asia Pacific Fibre Cement, see pages 14–15.

OTHER

Results

+ Net sales decreased by 11%, from US$28.9 million to US$25.7 million.

USA Hardie Pipe

Net sales decreased compared to last year due to materially lower sales volume resulting from weaker residential and non-residential construction activity in Florida.

As a result of this downturn, and the outlook for USA Hardie Pipe the company closed the business in May 2008, resulting in an impairment charge of US$25.4 million in the fourth quarter. More information is contained in Management's Analysis of Results on pages 27–38 of this annual report.

Europe Fibre Cement

The Europe Fibre Cement business incurred significantly reduced EBIT losses for the year as it continued to build sales and improve operating margins.







08	597
07	588
06	558
05	506
04	486

USA Fibre Cement Average Net Sales Price (US dollars/msf)

08	27.4
07	28.7
06	28.1
05	25.7
04	26.5

USA Fibre Cement EBIT Margin[1]

08	313.6
07	362.4
06	342.6
05	241.5
04	195.6

USA Fibre Cement EBIT[1] (Millions of US dollars)


34% Northern Division
66% Southern and Western Divisions

James Hardie Total Product Regional Sales Mix


35-40% Repair and Remodel
60-65% New Construction

James Hardie Sales Mix


35-45% James Hardie
55-65% Other

USA Interior Backerboard Market


12% James Hardie
88% Other

USA Exterior Siding Market[2]



USA FIBRE CEMENT

	2008	2007	2006	2005	2004
Net sales US$m	**1,144.8**	1,262.3	1,218.4	939.2	738.6
EBIT[1] US$m	**313.6**	362.4	342.6	241.5	195.6
Total identifiable assets US$m	**835.8**	893.0	826.0	670.1	554.9
Volumes (mmsf)	**1,916.6**	2,148.0	2,182.8	1,855.1	1,519.9
Average net sales price (per msf) US$	**597**	588	558	506	486
EBIT Margin[1] %	**27.4**	28.7	28.1	25.7	26.5
Number of employees	**1,809**	1,868	2,174	1,820	1,722

Our business

Based on our net sales, we believe we are the largest manufacturer of fibre cement products and systems for internal and external building construction applications in the United States.

Our fibre cement products are principally used in the residential building industry, including in new residential construction (single and multi-family housing), in manufactured housing (mobile and prefabricated homes) and in the repair and remodelling of homes.

When we started our siding business in the US over a decade ago, we targeted states where the superior durability of our products offered considerable performance advantages over traditional wood and engineered wood siding products. These states now form our Southern and Western Divisions. In the last seven years, we have increased our marketing efforts in areas where vinyl is the dominant siding material, because we believe these areas offer us significant growth opportunities. These areas make up our Northern Division.

We have ten manufacturing plants in the United States: two in Texas and one each in California, Florida, Washington, Illinois, Pennsylvania[3], South Carolina, Nevada and Virginia. We also have a Research and Development Centre at our California plant.

Market position and opportunity

Exterior products

+ Based on our knowledge, experience and third-party data regarding our industry, we estimate that, in fiscal year 2008, we sold approximately 12% of the estimated total 9.6 to 9.8 billion square foot US exterior siding market (all types of siding; excludes fascia, trim and soffit).
+ We initially took market share from wood-based siding products, and continue to do so; more recently, we have taken market share from vinyl, which offers us a significant growth opportunity.
+ We achieved a compound annual growth rate of 13% in exterior product net sales for the five fiscal years 2003-2008.
+ Our early focus on producing planks for new construction has been expanded to an exterior products portfolio that contains a full-wrap exterior bundle (siding, trim and soffits).
+ The repair and remodelling segment accounts for around 35-40% of our sales mix and we have identified significant opportunity for growth here, and in the manufactured housing segment.
+ Our Northern Division accounts for approximately 34% of our sales. We are targeting growth in this Division through increased consumer awareness; field sales representatives; partner programs with builders; and sales of value-added, differentiated products.
+ In our Southern and Western Divisions we are targeting growth opportunities in rural markets and in the repair and remodelling segment, as well as targeting increased sales of value-added, differentiated products.

Interior products

+ Based on our knowledge, experience and third-party data, we estimate that we have 35-45% of the US backerboard market.
+ Our net sales in this segment have achieved a compound annual growth rate of 17% for the fiscal years 2003-2008. We have a technology advantage for floor applications, and hold a leading position in the ¼" backer market.
+ HardieBacker™ ½" backerboard continues to drive our market penetration for wall applications.

Our strategy

Our strategy in the United States continues to be to:

+ aggressively grow demand for our products in targeted market segments;
+ grow our overall market position while defending our share in existing market segments;
+ offer products with superior value to that of our competitors; and
+ introduce differentiated products to reduce direct price competition.

With the severe decline in US housing construction activity and the prospect of a further decline in the short-term, we have changed our focus slightly, away from growth initiatives, to those that will increase margins and build our EBIT performance.

Steps taken towards achieving our strategy

During the year:

+ we suspended production at the Blandon, Pennsylvania plant, in response to US housing market conditions, in October 2007;
+ we re-set the business in February 2008, based on housing starts of 1 million per annum; further market deterioration led to an additional re-set for housing starts of 800,000;
+ we continued to increase sales of our ColorPlus® collection of products our Artisan® Lap premium siding and Artisan™ Accent Trim were launched in Atlanta in September 2007, and have been well-received by architects, developers and builders who work in the custom home segment;
+ we launched Artisan® Lap in regions of the Western and Southern Divisions;
+ we introduced HardieWrap™ weather barrier; and
+ we continued to participate in trade and consumer events and publications to increase primary demand for our products by marketing directly to homeowners, architects and builders.

[1] Excluding impairments.

[2] Siding usage reports from NAHB for calendar year 2007 will not be available until August and November 2008.

[3] Production at the Blandon, Pennsylvania, plant was suspended in October 2007.

Note: All market and market share figures are management estimates and cannot be precisely measured.



ASIA PACIFIC FIBRE CEMENT



08	50.3
07	39.4
06	41.7
05	46.8
04	37.6

Asia Pacific EBIT
(Millions of US dollars)

08	16.9
07	15.7
06	17.2
05	19.8
04	17.1

Asia Pacific EBIT Margin
(%)









ASIA PACIFIC FIBRE CEMENT

	2008	2007	2006	2005	2004
Net sales US$m	**298.3**	251.7	241.8	236.1	219.8
EBIT US$m	**50.3**	39.4	41.7	46.8	37.6
Total identifiable assets US$m	**218.3**	199.3	170.4	181.4	175.9
Volumes (mmsf)*	**398.2**	390.8	368.3	376.9	362.1
Average net sales price (per msf)* A$	**862**	842	872	846	862
EBIT Margin %	**16.9**	15.7	17.2	19.8	17.1
Number of employees	**834**	835	854	892	955

Our business
We manufacture a wide range of fibre cement products in Australia, New Zealand and the Philippines and sell these throughout the Asia Pacific region.

Our products are used in both residential and commercial building construction, as external exterior cladding, interior walls, ceilings, floors, soffits and fences.

In Australia, we also manufacture fibre cement pipes for civil and commercial use, and fibre cement columns for decorative use.

We manufacture our internal and external fibre cement products at two plants in Australia, in New South Wales and in Queensland, and at plants in the Philippines and New Zealand. Our pipes and decorative columns are manufactured at a plant in Queensland.

We also have a Research and Development Centre at our New South Wales plant.

Market position and opportunity
We see growth opportunities in Australia, New Zealand and the Philippines where our products are used in framed construction that offers benefits over traditional masonry construction.

Fibre cement has a small share of a large building materials market in Australia and New Zealand, and we are implementing strategies to increase demand for our products.

We are facing increased competition in the Philippines' and Australian building boards markets, but are focussed on improving our EBIT.

Our strategy
Our strategy in Asia Pacific is consistent with our strategy for the USA Fibre Cement business. We aim to:

+ grow primary demand for our products;
+ leverage our superior technology to offer differentiated products and systems with superior value to those of our competitors;
+ promote a smarter way to build composite construction houses using our products; and
+ vigorously defend our position in existing market segments.

Steps taken towards achieving our strategy
During the year:

+ in Australia, we increased sales and market share as a result of the success of our Scyon™ range of products, launched last fiscal year;
+ sales of Scyon™ branded differentiated products increased 150% compared to the previous fiscal year;
+ sales of Scyon™ wet area flooring, Scyon™ trim, Axon™ cladding, Matrix™ cladding and Scyon™ Linea™ weatherboards increased the proportion of differentiated products in the sales mix;
+ in New Zealand, continued strong growth of Linea™ weatherboards and Axon™ panel drove market share growth; and
+ we focussed on domestic construction and building our market share in new residential and commercial segments to grow sales volumes in the Philippines.



08	3.6
07	3.5
06	2.7
05	2.5
04	3.0

Recordable Case Frequency Rate
Frequency per 200,000 hours worked[1]

08	0.99
07	1.02
06	1.02
05	0.67
04	0.31

Lost Workday Case Frequency Rate[2]
Frequency per 200,000 hours worked[1]





[1] Assuming that employees work 40 hours per week, 200,000 hours is the number of hours 100 people work in a year.

[2] The Lost Workday Case Frequency Rate (LWDCFR) is a calculation that describes the number of recordable incidents that resulted in lost workdays, per 100 full-time employees based on 100 employees working 200,000 hours per year.

How we measure workplace safety
We define a recordable incident as any incident where the employee receives professional medical treatment which may or may not lead to lost or restricted workdays for the employee as a result of the treatment.

A plant's recordable case frequency rate is a calculation that describes the number of recordable incidents per 100 full time employees (100 employees working 40 hrs per week 50 weeks per year).

The recordable lost workday case severity rate for a plant is a calculation that describes the number of recordable injuries and illnesses per 100 full-time employees that resulted in days away from work.

Having a low incident and severity rate, shows our employees are practising teamwork, communication and personal responsibility around safety and assures James Hardie sustains excellence in our overall Environmental, Health and Safety Processes.

Safety performance for fiscal year 2008
As a company, we achieved a recordable case frequency rate of 3.6 in fiscal year 2008.

Three manufacturing lines (or facilities) out of 19 achieved a recordable incident rate of less than 1 and a severity rate of 0; three facilities achieved a recordable incident rate of less than 2; and ten facilities achieved a recordable case severity rate of less than 20. Five facilities achieved both targets.

How we worked to improve safety
Throughout fiscal year 2008, our corporate EH&S team continued to develop people, and refine tools, to provide plant managers with the support they needed to further improve our safety performance. We:

+ implemented a better system of measuring incidents to provide a more relevant measure of the safety performance;
+ put in place programs to formally capture and communicate best practices developed by different plants; and
+ continued to work with our design engineers to ensure any production developments or plant modifications incorporated EH&S reviews at the earliest stages.

USA Fibre Cement safety performance
In fiscal year 2008, our US plants continued their safety improvements, with nine of the 14 manufacturing facilities improving one or more of the recordable case frequency rate or recordable case severity rate.

The total US facilities' recordable case frequency rate of 2.8, and recordable case severity rate of 57, closely matched the respective rates of 2.8 and 57 achieved last year.

For the year:

+ one facility achieved a year with no recordable incidents, compared to three facilities which managed this in the prior year;
+ three facilities achieved the "(less than) 2 and (less than) 20" target for recordable case frequency rate and recordable case severity rate, compared to seven last year; and
+ twelve facilities beat at least one of the target metrics of recordable case frequency rate or recordable case severity rate.

Asia Pacific Fibre Cement safety performance
Workplace safety declined slightly at our Asia Pacific plants, with just one of our five manufacturing lines (or facilities) improving one or more of the recordable case frequency rate or recordable case severity rate.

The Asia Pacific facilities had an overall recordable case frequency rate of 5.7 and a recordable case severity rate of 20.6, compared to 3.7 and 16.1 respectively in fiscal year 2007. For the year:

+ one facility achieved a recordable case frequency rate below 2 and a recordable case severity rate below 20 for the third consecutive year; and
+ two other facilities had severity rates well below the target of 20.

Safety for the future
In fiscal year 2009, our facilities in both the US and Asia Pacific will continue to work towards achieving our 2 and 20 target.

In all of our operations, EH&S managers and plant managers will continue to participate in monthly safety calls to review safety data and identify lessons that can be applied.

In the United States:

+ we have implemented a new safety metrics program to assess knowledge, behaviour, leadership and severity reduction; identify and analyse trends that indicate issues; assess what plant systems and equipment needs to be made safer; and measure our progress in reducing hazards and risks to our employees;
+ we are focussed on safety leadership, and have introduced Safety Tag interactive safety evaluations between managers and employees in the plant; and
+ at plants subject to extreme summer temperatures, we have introduced a heat stress program, including updated processes, best practices, PPE requirements and control measures to assure our employees understand the issues and protective measures to prevent heat related illness.

In Asia Pacific we are working to reinvigorate our safety program by:

+ increasing our focus on hazard management and risk reduction;
+ continuing to implement an updated EH&S management system;
+ formalising our benchmarking practices so we can take the best practices from each site and apply these across the Asia Pacific plants;
+ benchmarking ourselves against an external industrial company to see if there are any best practices that could be applied to our operations; and
+ the Australian facilities are working towards AS4801 accreditation for their EH&S management systems to ensure these reflect best practices and are continuously improving.

DIFFERENTIATED PRODU

08	27.4
07	30.0
06	32.1
05	27.1
04	26.1

Research and Development Expenditure[1]
(Millions of US dollars)









[1] Research and development expenditure includes US GAAP research and development expenses and amounts classified as selling, general and administrative expense under US GAAP in the amounts of US$0.1 million, US$4.1 million, US$3.4 million, US$5.5 million and US$3.5 million for the years ended 31 March 2008, 2007, 2006, 2005, and 2004, respectively.

Products

This year we again increased sales of the differentiated products that are at the core of our growth strategy. The success of these products, and the cost-efficient manufacturing capacity and proprietary processes we use to create them, are the result of our significant investments in research and product, process and market development.

In fiscal year 2008, we spent US$27.4 million – or approximately in 1.9% of total net sales – in research and development activities.

We have Research and Development Centres in Sydney, Australia and Fontana, California, where we employ over one hundred scientists, engineers and technicians in Core Research and Product & Process Development. Over 50% of our scientists have advanced degrees and 45% have worked for James Hardie for longer than five years.

In North America, in fiscal year 2008:

+ We launched Artisan® Lap siding, a "next generation" siding product in our Southern and Western Divisions. This product is already successful in Australia and New Zealand where it is sold as Scyon™ Linea™ weatherboards and Linea™ weatherboards respectively. Its combination of timber-like aesthetics and durable low density has been well-received by homeowners, architects, developers and builders who work in the custom home segment.
+ We increased sales of our higher-priced, differentiated ColorPlus® collection of products increased, despite the falls in the housing market, due to the superior performance and durability which enable continued substitution for vinyl. We now offer our customers a choice of 20 colours and an interactive on-line James Hardie Design Centre where they can test colour and product combinations on their style of house.
+ We introduced HardieWrap™ weather barrier in Georgia and North and South Carolina. HardieWrap weather barrier uses a proprietary MicroTech™ coating to prevent water from entering the home, while allowing the home to dry out and breathe. When used in conjunction with our fibre cement siding products, the HardieWrap weather barrier provides a complete, more advanced weather-resistant building envelope to maximise protection against the elements.

In Asia Pacific, in fiscal year 2008:

+ We saw increasing enthusiasm in Australia for our Scyon™ branded range of differentiated products - Scyon™ Linea™ weatherboards, Scyon™ Secura™ wet area flooring, a thick, easy-to-use flooring for interior wet areas; Scyon™ Matrix™ cladding, contributing to contemporary architectural design; Scyon™ Axon™ cladding, with a sleek vertical design; and Scyon™ Axent™ trim, a finishing touch for edges and corners. Scyon™ product sales increased 150% on the prior fiscal year.
+ We also saw continued sales growth for Axon™ panel for external cladding and Linea™ weatherboards in New Zealand.

The differentiated products we create by re-investing in products and processes, allow our customers, in turn, to differentiate their own products or homes.

ENVIRONMENT + COMMUNITY



James Hardie recognises that conserving natural resources is vital to the long-term success and viability of our business.

We continue to devote considerable time, effort and capital to advancing fibre cement technology to ensure we:

+ minimise the environmental impacts from our operations;
+ conserve resources;
+ effectively use any recovered or recycled materials; and
+ make products that can be used to create energy-efficient buildings.

Minimising environmental impacts
In fiscal year 2008, we continued to operate our manufacturing facilities in a responsible manner that complied with regulatory standards.

We aim to operate our facilities in an environmentally-responsible manner that fully complies with the letter and spirit of regulatory standards. Where any gaps are noted in our compliance efforts, we formulate corrective measures and implement these to ensure full and sustainable compliance.

Conservation of resources
The primary raw materials used in the manufacture of James Hardie's products are abundant: cellulose fibre that is sourced, wherever possible, from plantation grown timber; sand from various sources; cement from a worldwide market; and water.

We recognise that these resources are not inexhaustible, however, and we place great emphasis on the efficient use of materials and energy.

Our current research projects include greater use of recycled or by-product materials, and processes to use water and energy more efficiently.

Cement is a contributor to the impact of James Hardie products on the environment, but its effect is being reduced, as cement manufacturers make improvements to the energy efficiency of their products' manufacture. James Hardie actively monitors changes in the cement industry and, as it adopts cleaner and more efficient technologies, we adapt our processes and formulae to use more environmentally-friendly alternatives.

Our Australian operations are registered under the National Energy Efficiency Opportunities Act 2006. We are now working to identify and evaluate energy efficiency opportunities and have undertaken to report publicly on the outcomes of the evaluation by the end of 2008.

Waste minimisation
James Hardie is passionate about minimising waste in our manufacturing operations and we have introduced a company-wide program to create a culture focussed on continuously improving material use. At all locations, as much as possible, solid waste – such as trimmings, scrap, fine particles and reject material – is reintroduced into the manufacturing process as raw materials.

Solid waste that cannot be reused in our operations can be certified and disposed of in landfills. Process waste is also used in applications where its properties are especially desirable. For example, at some locations, rejected boards are recycled in the production of cement at partnering cement suppliers.

Energy efficient building systems
Finally, our building products are used in lightweight construction systems that are among the most energy-efficient and environmentally responsible building systems available.

When incorporated into a wall system, fibre cement building products have lower embodied energy than many other typical construction systems. They are lighter than other building products, so they use less energy to transport and can be used to construct a structure that has a lower impact on the environment.

Our current products have been used for many years in residential and commercial building applications and do not suffer the maintenance requirement and durability problems of many other lightweight cladding materials. If buildings created using our current products are eventually demolished, the products can be safely recycled, or disposed of in landfills.

Community involvement
Individual James Hardie plants support local charities and organisations and employee teams regularly participate in a variety of charitable fund-raising projects.

During fiscal year 2008, the Australian operation introduced the HardieHelp workplace giving program to encourage employees to make regular donations through the payroll system to a group of four charities selected through an employee survey. The company will match all donations dollar for dollar.



SENIOR LEADERSHIP TEAM



Netherlands
Russell Chenu
Robert Cox
Louis Gries

United States
Mark Fisher
Grant Gustafson
Brian Holte
Nigel Rigby
Joel Rood

Australia
Peter W Baker

global operations, research and development, and manufacturing. Its members cover the key areas of fibre cement research and development, production, manufacturing, sales, human resources, investor relations, finance and legal. Brief biographies of team members (in alphabetical order) appear below. Additional information is available on James Hardie's Investor Relations website (www.ir.jameshardie.com.au).

Netherlands-based team members (in alphabetical order) are:

Russell Chenu BCom, MBA
Chief Financial Officer; member, Managing Board[1]
Age 58

Russell Chenu joined James Hardie as Interim CFO in October 2004 and was appointed CFO in February 2005. He was elected to the company's Managing Board by CUFS holders at the 2005 AGM.

Mr Chenu is an experienced corporate and finance executive who has held senior finance and management positions with a number of Australian publicly-listed companies.

He has a Bachelor of Commerce from the University of Melbourne and an MBA from Macquarie Graduate School of Management, Australia.

Robert Cox BA, MA, JD
General Counsel & Company Secretary; member, Managing Board[1]
Age 54

Robert Cox joined James Hardie as General Counsel in January 2008. He joined the company's Managing Board as an Executive Director and as Company Secretary effective 7 May 2008.

Before joining James Hardie, Mr Cox was Vice President, Deputy General Counsel and Assistant Secretary with PepsiCo Inc. for five years. His experience also includes 10 years as a partner of the international law firm Bingham McCutchen LLP, at offices in Asia and California.

Mr Cox has a Bachelor of Arts from Wesleyan University in Connecticut, a Master of Arts from the John Hopkins School of Advanced International Studies in Washington, DC, and a JD from the University of California, Berkeley, California.

[1] Messrs Chenu and Cox are standing for re-election to the Managing Board at the 2008 AGM.

Louis Gries BSc, MBA
Chief Executive Officer; chairman, Managing Board, member, Joint Board
Age 54

Louis Gries joined James Hardie in February 1991 and held a number of roles with the company leading to his appointment as Executive Vice President Operations in January 2003, responsible for operations, sales and marketing in James Hardie's businesses in the Americas, Asia Pacific and Europe.

He was appointed Interim CEO in October 2004 and CEO in February 2005. Mr Gries was elected to the company's Managing Board by CUFS holders at the 2005 AGM.

He has a Bachelor of Science in Mathematics from the University of Illinois, USA and an MBA from California State University in Long Beach, California USA.

US-based team members (in alphabetical order) are:

Mark Fisher BSc, MBA
Vice President - Research & Development
Age 37

Mark Fisher joined James Hardie in 1993 as a Production Engineer and has held a variety of production, sales and management roles with the company. He was appointed Vice President - Specialty Products in November 2004, then Vice President Research & Development in December 2005. In February 2008, his role was expanded to cover Engineering & Process Development.

Before joining James Hardie, Mr Fisher worked in engineering for Chevron Corporation. He has a Bachelor of Science in Mechanical Engineering and an MBA from the University of Southern California, USA.

Grant Gustafson BA, MBA
Vice President - Interiors and Business Development
Age 45

Grant Gustafson joined James Hardie as Vice President of Interiors and Business Development in April 2006. During fiscal year 2008, his role was expanded to cover Marketing, Europe and IT.

Before joining James Hardie, Mr Gustafson held various consulting management and consulting positions with Bain & Company and Arthur D Little, and senior management positions in the commercial building products sector with American Buildings Company and Varco-Pruden. He has lived and worked in the US, Australia and Asia.

Mr Gustafson has a Bachelor of Arts from the University of California at Santa Barbara, USA, and an MBA from the University of Chicago, USA.

Brian Holte BS, MBA
Vice President - General Manager Western Division
Age 41

Brian Holte joined James Hardie as Vice President - General Manager Western Division in March 2007. Prior to joining James Hardie, Mr Holte spent 17 years with Rockwell Automation, a global leader in power, control, and information solutions for manufacturing and infrastructure business sectors. During his time at Rockwell Automation, Mr Holte gained extensive experience in sales, industry marketing, business development, sales leadership and regional management.

He has a Bachelor of Science Degree in Industrial Technology from the University of Wisconsin, Stout, USA and an MBA from the University of Southern California, USA.

Nigel Rigby
Vice President - General Manager Northern Division
Age 41

Nigel Rigby joined James Hardie in 1998 as a Planning Manager for our New Zealand business and has held a number of sales, marketing and product and business development roles with the company. In November 2004, Mr Rigby was appointed Vice President - Emerging Markets, and in 2006 he was named Vice President - General Manager Northern Division.

Before joining James Hardie, Mr Rigby held various management positions at Fletcher Challenge, a New Zealand-based company involved in energy, pulp and paper, forestry and building materials.

Joel Rood BSCE, MSPE, MSM
Vice President - General Manager Southern Division
Age 50

Joel Rood joined James Hardie as Vice President - General Manager Southern Division in February 2007 and in February 2008 his role was expanded to cover HR.

He has over 20 years of sales, marketing and general management experience, the last nine with Hilti Corporation as Sales Vice President in the US, General Manager of Australia, and finally as Managing Director of the United Kingdom and Ireland. Mr Rood is based in Dallas Texas.

Prior to Hilti, Mr Rood worked with MTS Systems Corporation, where he developed their successful seismic business in Asia.

Mr Rood has a Bachelor of Science in Civil Engineering from Princeton University, summa cum laude, and a Master of Science in Petroleum Engineering from the University of Texas in Austin. In addition, he attended Stanford University as a Sloan Fellow, earning a Master of Science in Management.

The Australian-based team member is:

Peter W Baker BSc, MSc, MBA
Executive Vice President - Asia Pacific
Age 57

Peter Baker joined James Hardie in October 2004 as General Manager External Affairs, was made Executive Vice President Australia in September 2005 and promoted to Executive Vice President - Asia Pacific in February 2008. Mr Baker has been Chairman of the Asbestos Injuries Compensation Fund Limited (Trustee of AICF) since January 2006.

He was involved in various aspects of the resolution of James Hardie's asbestos compensation matters and in his current role oversees James Hardie's operations in Australia, New Zealand and the Philippines.

Mr Baker is an experienced corporate executive who has held a number of senior positions in Australian public and private companies, including the MIA Group, the Tenix Group and TNT Ltd.

He has a Bachelor of Science with first class honours from the University of Leicester, UK; a Master of Science in Operational Research with distinction from the London School of Economics, UK; and an MBA from the University of Chicago, USA.



Brian Anderson
David R Andrews
Don DeFosset
Michael Hammes
David Harrison

James Loudon
Donald McGauchie
Rudy van der Meer
Catherine Walter

James Hardie's Supervisory Board directors have widespread experience in general management, finance, law and accounting. Each director also brings valuable international experience that assists with James Hardie's growth.

Brief biographies of the Supervisory Board directors appear below. Additional detail is contained on James Hardie's Investor Relations website (www.ir.jameshardie.com.au).

Brian Anderson BS, MBA, CPA
Age 57

Brian Anderson was appointed as an independent Non-Executive Director of James Hardie on 14 December 2006 and was re-elected at the Extraordinary General Meeting held in Amsterdam in February 2007. He is a member of the Joint and Supervisory Boards and Chairman of the Audit Committee.

Experience: Mr Anderson has extensive financial and business experience at both executive and board levels. He has held a variety of senior positions, with thirteen years at Baxter International, Inc, including seven years as Corporate Vice President of Finance, Senior Vice President and Chief Financial Officer (1997-2004) and, more recently, as Executive Vice President and Chief Financial Officer of OfficeMax, Inc (2004-2005).

Directorships of listed companies in the past three or more years: Current - Director and Chair of the Audit Committee of A.M. Castle & Co. (since July 2005); Pulte Homes Corporation (since September 2005); Director (since 1999) and Chair of the Audit Committee (since 2003) for W.W. Grainger, Inc.

Other: Director of The Nemours Foundation (since January 2006); resident of the United States.

Re-election due: 2009 AGM

David R Andrews AB, JD
Age 66

David Andrews joined James Hardie as an independent Non-Executive Director with effect from 1 September 2007. He is a member of the Joint and Supervisory Boards, Chairman of the Remuneration Committee and a member of the Nominating and Governance Committee.

Experience: Mr Andrews has extensive legal and management experience across the private and public sectors. He has three decades of experience as a private practice lawyer. He was Chairman of the international law firm McCutchen, Doyle, Brown & Enersen. Mr Andrews also served as the Legal Adviser

(General Counsel) to the US Department of State from 1997-2000. His most recent executive role was as Secretary, General Counsel & Senior Vice President Government Affairs, PepsiCo Inc., from 2002-2005.

Directorships of listed companies in the past three or more years: **Current** - Pacific Gas and Electric Corporation (since 2000), Union Bank of California (since 2000), and James Campbell Company LLC (since 2007).

Other: Mr Andrews is a member of the Permanent Court of Arbitration in The Hague and a Member of the Council on Foreign Relations; resident of the United States.

Re-election due: 2008 AGM

Don DeFosset BS, MBA
Age 59

Don DeFosset was appointed as an independent Non-Executive Director of James Hardie on 14 December 2006 and was re-elected at the Extraordinary General Meeting held in Amsterdam in February 2007. He was Chairman of the Joint and Supervisory Boards between April 2007 and January 2008.

Experience: Mr DeFosset has broad executive experience in the homebuilding and mortgage, resources, automotive components, transport and logistics and industrial sectors. Previous roles include Chairman, President and CEO of Walter Industries, Inc (2000-2005), COO and Board Member of Dura Automotive Systems, Inc (1999-2000).

Directorships of listed companies in the past three or more years: **Current** - Director of EnPro Industries Inc (since June 2008), Director and Member of the Audit Committee of Regions Financial Corporation (since October 2005), Director, Member of the Compensation Committee and Chair of the Audit Committee of Terex Corporation (since 1999).

Other: resident of the United States.

Re-election due: Mr DeFosset has resigned from the Supervisory and Joint Boards effective 31 August 2008.

Michael Hammes BS, MBA
Age 66

Michael Hammes was appointed as an independent Non-Executive Director of James Hardie at the Extraordinary General Meeting held in Amsterdam in February 2007. He was appointed Chairman of the Joint and Supervisory Boards in January 2008.

Experience: Mr Hammes has extensive commercial experience at the senior executive level. He has held a number of executive positions in the medical products, hardware and home improvement, and automobile sectors, including CEO and Chairman of Sunrise Medical, Inc (2000-2007) and Chairman and CEO of Guide Corporation (1998-2000).

Directorships of listed companies in the past three or more years: **Current** - Director of Sunrise Medical (since 1998); Director of Navistar International Corporation (since 1996), Chairman of the Navistar Nominating and Governance Committee, and a Member of the Navistar Compensation, Finance and Executive Committees.

Other: Previous Member of the Board of Directors of Johns Manville Corporation; Member of the Board of Visitors, Georgetown University's School of Business; resident of the United States.

Re-election due: 2009 AGM

David Harrison BA, MBA, CMA
Age 61

David Harrison was appointed as an independent Non-Executive Director of James Hardie effective 19 May 2008. He is a member of the Joint and Supervisory Boards and the Remuneration Committee.

Experience: Mr Harrison is an experienced company director and has a distinguished finance background, having served with special expertise in corporate finance roles, international operations and information technology during 22 years with General Electric Co.

He is Managing Partner of the US financial investor, HCI Inc. and previously spent ten years at Pentair, Inc., as Executive Vice President and Chief Financial Officer. His experience also includes roles as Vice President and Chief Financial Officer at Scotts, Inc. and Coltec Industries, Inc.

Directorships of listed companies in the past three or more years: **Current** - Director and Chairman of the Audit Committee for National Oilwell Varco (since 2003); Director and member of the Audit & Finance Committee for Navistar International (since 2007).

Other: Member of Ohio University MBA Advisory Board (since 2003) and of the Iredell County / Twin Cities / Charlotte Salvation Army Advisory Board (since 1995); resident of the United States.

Re-election due: 2008 AGM

James Loudon BA (Cantab), MBA
Age 65

James Loudon was elected as an independent Non-Executive Director of James Hardie in July 2002 after serving as a consultant to the Board. He is a member of the Joint and Supervisory Boards and a member of the Audit Committee and Remuneration Committee.

Experience: Mr Loudon has held management positions in finance and investment banking and senior roles in the transport and construction industries. He was Group Finance Director of Blue Circle Industries Plc, one of the world's largest cement producers, from 1987 to 2001.

Directorships of listed companies in the past three or more years: **Current** - Deputy Chairman of Caledonia Investments Plc and a Director since 1995; Former - Non-Executive Director of Lafarge Malayan Cement Bhd (1989-2004).

Other: Governor of the University of Greenwich and of several charitable organisations; resident of the UK.

Re-election due: It is Mr Loudon's current intention to resign immediately after the 2008 AGM.

continued over

Donald McGauchie AO
Age 58

Donald McGauchie joined James Hardie as an independent Non-Executive Director in August 2003 and was appointed Acting Deputy Chairman in February 2007, and Deputy Chairman in April 2007. He is a member of the Joint and Supervisory Boards, Chairman of the Nominating and Governance Committee and a member of the Remuneration Committee.

Experience: Mr McGauchie has wide commercial experience within the food processing, commodity trading, finance and telecommunication sectors. He also has extensive public policy experience, having previously held several high-level advisory positions to government.

Directorships of listed companies in the past three or more years: Current - Chairman of Telstra Corporation Limited (since 2004); Director of Nufarm Limited (since 2003); Former - Chairman of Woolstock Australia Limited (1999-2002); Deputy Chairman of Ridley Corporation Limited (1998-2004); Director of National Foods Limited (2000 - 2005); Director of Graincorp Limited (1999-2002).

Other: Director of The Reserve Bank of Australia; President of the National Farmers Federation (1994-1998); Chairman of Rural Finance Corporation (2003-2004); awarded the Centenary Medal for service to Australian society through agriculture and business in 2003; resident of Australia.

Re-election due: 2009 AGM

Rudy van der Meer M.Ch.Eng
Age 63

Rudy van der Meer was appointed as an independent Non-Executive Director of James Hardie at the Extraordinary General Meeting held in Amsterdam in February 2007. He is a member of the Joint and Supervisory Boards and a member of the Nominating and Governance Committee.

Experience: Mr van der Meer is an experienced executive, with considerable knowledge of global businesses and the building and construction sector. During his 32 year association with Akzo Nobel N.V., he held a number of senior positions including CEO - Coatings (2000-2005), CEO - Chemicals (1993-2000) and member of the five member Executive Board (1993-2005).

Directorships of listed companies in the past three or more years: Current - Chairman of the Supervisory Board of Imtech N.V. (since 2005); Former: Chairman of the Supervisory Board of Norit International B.V. (2005-2007); Member of the Supervisory Board of Hagemeyer N.V. (2006-2008).

Other: Member of the Supervisory Board of ING Bank Nederland N.V. and ING Verzekeringen (Insurance) Nederland N.V. (since 2004); Chairman of the Board of Energie Beheer Nederland B.V. (since 2006). Mr van der Meer is a resident of The Netherlands.

Re-election due: 2009 AGM

Catherine Walter AM, LL.B. (Hons), LL.M, MBA
Age 55

Catherine Walter joined James Hardie as an independent Non-Executive Director on 1 July 2007. She is a member of the Joint and Supervisory Boards and a member of the Audit Committee.

Experience: Mrs Walter has wide ranging legal and business experience at executive and board levels. She practised commercial law for 20 years including a term as Managing Partner of the Melbourne office of Clayton Utz. Mrs Walter has served as a Non-Executive Director for more than 15 years for companies and entities spanning the resources, consumer products, building supplies, telecommunications, financial services and insurance industries and in the arts, education, medical and local government sectors.

Directorships of listed companies in the past three or more years: **Current:** Non-Executive Director of Australian Foundation Investment Company Limited (since 2002) and Orica Limited (since 1998). Former: Non-Executive Director of Australian Stock Exchange Limited (1996-2006).

Other: **Current:** Director, Payment Systems Board (2007); Chairman, Australian Synchrotron (2007); Chairman Equipsuper; Non-Executive Director, Melbourne Business School, Melbourne International Arts Festival and Walter & Eliza Hall Institute of Medical Research; Member, Financial Reporting Council. Former: Non-Executive Director, National Australia Bank (1995-2004), Queensland Investment Corporation (2000-2003), Vodafone Pacific Limited (1998-2001); Commissioner, City of Melbourne (1994-1996); resident of Australia.

Re-election due: 2010 AGM

JOINT BOARD

The non-executive directors and our Chief Executive Officer, Louis Gries, whose biography appears on page 23, form the Joint Board of JHI NV.



CONTENTS

CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

OTHER INFORMATION

AND ANALYSIS

James Hardie Industries NV and Subsidiaries

OVERVIEW

This discussion is intended to provide information that will assist in understanding James Hardie's (the company's) 31 March 2008 consolidated financial statements, the changes in significant items in those consolidated financial statements from year to year, and the primary reasons for those changes and the factors and trends which are anticipated to have a material effect on the company's financial condition and results of operations in future periods. It includes information about James Hardie's critical accounting policies and how these policies affect its consolidated financial statements, and information about the consolidated financial results of each business segment to provide a better understanding of how each segment and its results affect the financial condition and results of operations as a whole.

James Hardie's pre-tax results for fiscal years 2008 and 2007 were substantially and adversely affected by asbestos adjustments of US$240.1 million and US$405.5 million, respectively; impairment charges of US$71.0 million and nil, respectively; and AICF SG&A expenses of US$4.0 million and nil, respectively. The asbestos provision was originally recorded in fiscal year 2006 for US$715.6 million for estimated future asbestos-related compensation payments. The company also incurred US$13.6 million and US$17.4 million related to the SCI and other related matters during fiscal years 2007 and 2006, respectively. Information regarding asbestos-related matters and the SCI and other related matters can be found in this discussion and in Note 12 of the consolidated financial statements starting on page 99 of this annual report.

The Company and the Building Product Markets

Based on net sales, James Hardie believes it is the largest manufacturer of fibre cement products and systems for internal and external building construction applications in the United States, Australia, New Zealand, and the Philippines. The company's current primary geographic markets include the United States, Australia, New Zealand, the Philippines, Europe and Canada. Through significant research and development expenditure, James Hardie develops key product and production process technologies that it patents or holds as trade secrets. James Hardie believes that these technologies give it a competitive advantage.

James Hardie's fibre cement products are used in a number of markets, including new residential construction (single and multi-family housing), manufactured housing (mobile and pre-fabricated homes), repair and remodelling and a variety of commercial and industrial applications (stores, warehouses, offices, hotels, motels, schools, libraries, museums, dormitories, hospitals, detention facilities, religious buildings and gymnasiums). The company manufactures numerous types of fibre cement products with a variety of patterned profiles and surface finishes for a range of applications, including external siding and soffit lining, internal linings, facades, fencing, pipes and floor and tile underlayments. James Hardie believes that in certain construction applications, its fibre cement products and systems provide a combination of distinctive performance, design and cost advantages over competing building products and systems.

The company's products are primarily sold in the residential housing markets. Residential construction levels fluctuate based on new home construction activity and the repair and renovation of existing homes. These levels of activity are affected by many factors, including home mortgage interest rates, the availability of financing to homeowners to purchase a new home or make improvements to their existing homes, inflation rates, unemployment levels, existing home sales, the average age and the size of housing inventory, consumer home repair and renovation spending, gross domestic product growth and consumer confidence levels. A number of these factors were generally unfavourable during fiscal year 2008, resulting in weaker residential construction activity.

Fiscal Year 2008 Key Results

Total net sales decreased 5% to US$1,468.8 million. However, the asbestos adjustments resulted in an EBIT loss of US$36.6 million compared to an EBIT loss of US$86.6 million. Operating loss from continuing operations decreased to US$71.6 million.

The company's largest market is North America. Based on the NAHB's Builder Practices Reports, for the past three years, fibre cement has been one of the fastest growing segments (in terms of market growth) of the US residential exteriors industry. During the year, USA Fibre Cement net sales contributed approximately 78% of total net sales, and its EBIT was the primary contributor to the total company results. Net sales for the USA Fibre Cement business decreased due to a reduction in sales volume, partially offset by a higher average net sales price.

EBIT for the USA Fibre Cement segment decreased from fiscal year 2007 primarily due to decreased sales volume and higher freight costs, which were partially offset by lower selling, general and administrative expenses.

Asia Pacific net sales contributed approximately 20% of total net sales, and its EBIT was the second largest contributor to the total company results. Net sales increased in the company's Asia Pacific businesses due to favourable currency exchange rates of the Asia Pacific business' currencies compared to the US dollar, increased volume and a higher average Australian dollar net sales price.

The company's emerging business of Europe Fibre Cement continued to make good progress. Sales in the Europe Fibre Cement business continued to grow steadily, albeit from a low base.

The company recorded asset impairment charges of US$45.6 million in the USA Fibre Cement segment related to the suspension of production at its Blandon, Pennsylvania, plant and buildings and machinery utilised to produce materials for its products; and US$25.4 million in the Other segment related to the closure of its Plant City, Florida, Hardie Pipe plant.

(Millions of US dollars)	2008	2007	% Change
Net sales			
USA Fibre Cement	**$ 1,144.8**	$ 1,262.3	(9)
Asia Pacific Fibre Cement	**298.3**	251.7	19
Other	**25.7**	28.9	(11)
Total net sales	**1,468.8**	1,542.9	(5)
Cost of goods sold	**(938.8)**	(969.9)	3
Gross profit	**530.0**	573.0	(8)
Selling, general and administrative expenses	**(228.2)**	(214.6)	(6)
Research and development expenses	**(27.3)**	(25.9)	(5)
Special Commission of Inquiry and other related expenses	**–**	(13.6)	–
Impairment charges	**(71.0)**	–	–
Asbestos adjustments	**(240.1)**	(405.5)	41
EBIT	**(36.6)**	(86.6)	58
Net interest income (expense)	**1.1**	(6.5)	–
Operating loss from continuing operations before income taxes	**(35.5)**	(93.1)	62
Income tax (expense) benefit	**(36.1)**	243.9	–
Operating (loss) profit from continuing operations before cumulative effect of change in accounting principle	**$ (71.6)**	$ 150.8	–
Net operating (loss) profit	**$ (71.6)**	$ 151.7	–
Volume (mmsf)			
USA Fibre Cement	**1,916.6**	2,148.0	(11)
Asia Pacific Fibre Cement	**398.2**	390.8	2
Average net sales price per unit (per msf)			
USA Fibre Cement	**US$ 597**	US$ 588	2
Asia Pacific Fibre Cement	**A$ 862**	A$ 842	2

All results are for continuing operations unless otherwise stated. See Definitions starting on page 39 of this annual report.

TOTAL NET SALES

Total net sales decreased 5% from US$1,542.9 million to US$1,468.8 million.

Net sales from USA Fibre Cement decreased 9% from US$1,262.3 million to US$1,144.8 million due to reduced sales volume, partially offset by a higher average net sales price.

Net sales from Asia Pacific Fibre Cement increased 19% from US$251.7 million to US$298.3 million due to favourable currency exchange rates, increased sales volumes and a higher average net sales price.

Other net sales decreased by 11% from US$28.9 million to US$25.7 million due to reduced sales performance in the USA Hardie Pipe business, partially offset by improved sales performance in the Europe Fibre Cement business.

USA FIBRE CEMENT

Net sales decreased 9% from US$1,262.3 million to US$1,144.8 million due to decreased sales volume, partially offset by a higher average net sales price. Sales volume decreased 11% from 2,148.0 mmsf to 1,916.6 mmsf, as the decline in housing construction activity and deteriorating economic conditions led to weaker demand for the company's products. The average net sales price increased 2% from US$588 per msf to US$597 per msf due to price increases and a shift in the product mix.

Despite improved housing affordability as a result of further interest rate cuts, the housing market continued to deteriorate during the year as weaker consumer confidence, tighter lending standards and falling housing prices weighed heavily on demand for new homes. Housing construction starts for the year were at near record lows as builders again attempted to reduce high inventory levels of new homes for sale, and as increased foreclosures placed more existing homes on the market.

Artisan® Lap, the business' new premium exterior product launched in Atlanta last September, is continuing to be well-received by architects, developers and builders who work in the custom home segment of the market. Artisan® Lap has now been launched in regions of the Western and Southern Divisions.

Repair and remodelling activity has not been affected to the same extent as the new construction segment of the housing market, however some weakness in repair and remodelling activity has led to sales of the company's interior products being slightly lower.

The overall rate of market penetration slowed during the year and the business did not buffer the impact of the downturn in housing construction activity to the extent expected. The usual seasonal pick-up in demand that was expected during the latter part of the fourth quarter did not occur and this led to inventory levels for the business at the end of the year being higher than expected.

Although the business is continuing to perform well at the operating income line relative to other participants in the housing sector, the business has shifted its focus for next year to increase margins. The company believes that this shift in focus will not result in funding cuts for key growth initiatives.

For the year, market penetration in the interior and exterior product categories and an increase in the average net sales price helped to partly offset the unfavourable impact of significantly weaker housing construction activity.

ASIA PACIFIC FIBRE CEMENT

Net sales increased 19% from US$251.7 million to US$298.3 million due to a 17% increase in the average net sales price and 2% increase in sales volumes from 390.8 mmsf to 398.2 mmsf. Favourable currency exchange rates of the Asia Pacific business' currencies compared to the US dollar accounted for 15% of the increase in net sales in US dollars. In Australian dollars, net sales increased 4% due to a 2% increase in sales volume and a 2% increase in the average Australian dollar net sales price.

There was a stronger primary demand for fibre cement in Australia and New Zealand mainly due to growth in sales of the Scyon™ product range in Australia and Linea™ weatherboards in New Zealand, a higher average net sales price and favourable foreign currency movements. In Australia, sales of Scyon™ branded differentiated products continued to grow and increased as a proportion of the sales mix. Sales of Scyon™ branded products increased 150%. Non-differentiated products remain subject to strong price competition. In New Zealand, differentiated products, including Linea™ weatherboards also continued to grow as a proportion of the sales mix. The increase in the average net sales price was due to the shift in the Australia and New Zealand sales mix.

OTHER

Other sales include sales of Hardie® Pipe in the United States and fibre cement operations in Europe.

USA Hardie Pipe

Net sales decreased due to materially lower sales volume resulting from weaker residential and non-residential construction activity in Florida. On 22 May 2008, the company announced plans to cease production in the US pipes business.

Europe Fibre Cement

Net sales continued to grow steadily.

GROSS PROFIT

Gross profit decreased 8% from US$573.0 to US$530.0 million. The gross profit margin decreased 1.0 percentage point from 37.1% to 36.1%.

USA Fibre Cement gross profit decreased 12% due to lower sales volumes, higher freight costs and higher average unit costs, partially offset by a higher average net sales price. The gross profit margin decreased 1.3 percentage points.

Asia Pacific Fibre Cement gross profit increased 24%. Favourable currency exchange rates of the Asia Pacific business' currencies compared to the US dollar accounted for 14% of this increase while the underlying Australian dollar business results accounted for the remaining 10% increase. In Australian dollars, gross profit increased 10% due to increased sales volumes, a higher average net sales price and an insurance claim recovery which accounted for 2% of the increase. The gross profit margin increased 1.4 percentage points.

SELLING, GENERAL AND ADMINISTRATIVE (SG&A) EXPENSES

SG&A expenses increased 6% from US$214.6 million to US$228.2 million, primarily due to higher warranty provisions relating to non-US activities, costs associated with the ASIC proceedings, non-claims handling related operating expenses of the AICF and the impact of the unfavourable currency exchange rates of the Asia Pacific business' currencies compared to the US dollar. These increases were partially offset by improved SG&A performance of the USA Fibre Cement and Other segments. As a percentage of sales, SG&A expense increased 1.6 percentage points to 15.5%. SG&A expenses include non-claims handling related operating expenses of the AICF of US$4.0 million.

ASIC Proceedings

In February 2007, ASIC commenced civil proceedings against JHI NV, a former subsidiary and ten then-present or former officers and directors of the James Hardie Group. The civil proceedings concern alleged contraventions of certain provisions of the Corporations Law and/or the Corporations Act connected with the affairs of the company and certain subsidiaries during the period February 2001 to June 2003.

There remains considerable uncertainty surrounding the likely outcome of the ASIC proceedings in the longer term and there is a possibility that the company could become responsible for other amounts in addition to the defense costs. However, at this stage, the company believes that, while incurring such amounts is reasonably possible, the actual amount or range of amounts is not estimable.

For more information, see Note 13 to the consolidated financial statements starting on page 104 of this annual report.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses include costs associated with "core" research projects that are designed to benefit all business units. These costs are recorded in the Research and Development segment rather than being attributed to individual business units. These costs were 38% higher at US$18.0 million. Other research and development costs associated with commercialisation projects in business units are included in the business unit segment results. In total, these costs were 28% lower at US$9.3 million.

IMPAIRMENT CHARGES

The downturn in US construction activity has prompted the company to review the carrying value of certain long-lived assets. As a result of these reviews, impairment charges of US$71.0 million have been taken.

On 31 October 2007, the company announced plans to suspend production at its Blandon, Pennsylvania plant in the United States. The company recorded an asset impairment of US$32.4 million in the USA Fibre Cement segment. The impaired assets include buildings and machinery, which were reduced to their estimated fair value based on valuation methods including quoted market prices and discounted future cash flows. These assets are being held for use by the company. Since the date of the announcement through 31 March 2008, the company has incurred US$1.4 million of closure costs. These closure costs are not included in the impairment charge of US$32.4 million and have been included in cost of goods sold and selling, general and administrative expenses in the period in which they were incurred.

On 22 May 2008, the company announced plans to cease production at the Plant City, Florida, Hardie Pipe manufacturing facility in the United States. As a result, the company recorded an asset impairment of US$25.4 million in the Other segment. The impaired assets include buildings and machinery, which were reduced to their estimated fair value based on valuation methods including quoted market prices and discounted future cash flows.

The company recorded an asset impairment of US$13.2 million related to buildings and machinery utilised to produce materials for its products. This impairment charge was recorded in the USA Fibre Cement segment. The impaired assets were reduced to their estimated fair value based on valuation methods including quoted market prices and discounted future cash flows.

SCI AND OTHER RELATED EXPENSES

SCI and other related expenses were nil compared to US$13.6 million in the previous year. Now that the Amended FFA has been implemented, the company anticipates no significant SCI and other related expenses going forward.

ASBESTOS ADJUSTMENT

The asbestos adjustments are derived from an estimate of future Australian asbestos-related liabilities in accordance with the Amended FFA that was signed with the NSW Government on 21 November 2006 and approved by the company's security holders on 7 February 2007.

The asbestos-related assets and liabilities are denominated in Australian dollars. Therefore the reported value of these asbestos-related assets and liabilities in the consolidated balance sheets in US dollars is subject to adjustment, with a corresponding effect on the consolidated statement of operations, depending on the closing exchange rate between the two currencies at the balance sheet date.

The asbestos adjustments for the fiscal years ended 31 March 2008 and 2007 are as follows:

	Fiscal Years Ended 31 March	
(In millions)	**2008**	2007
Change in estimates	**$ (152.9)**	$ 28.5
Effect of foreign exchange	**(87.2)**	(94.5)
Impact of tax-effecting the net Amended FFA liability	**–**	(335.0)
Other adjustments	**–**	(4.5)
Asbestos adjustments	**$ (240.1)**	$ (405.5)

EBIT

EBIT loss decreased from US$86.6 million to US$36.6 million. EBIT loss includes net unfavourable asbestos adjustments of US$240.1 million, AICF SG&A expenses of US$4.0 million and asset impairments of US$71.0 million.

As shown in the table below, EBIT excluding asbestos and asset impairments decreased 12% to US$281.7 million. EBIT margin excluding these items decreased 1.5 percentage points to 19.2%.

(Millions of US dollars)	**2008**	2007	% Change
USA Fibre Cement	**$ 313.6**	$ 362.4	(13)
Asia Pacific Fibre Cement	**50.3**	39.4	28
Other	**(7.4)**	(9.3)	20
Research & Development	**(18.1)**	(17.1)	(6)
General Corporate	**(59.9)**	(56.5)	(6)
Asset Impairments	**(71.0)**	–	–
Asbestos adjustments	**(240.1)**	(405.5)	41
AICF SG&A expenses	**(4.0)**	–	–
EBIT	**(36.6)**	(86.6)	58
Excluding:			
Asbestos:			
Asbestos adjustments	**240.1**	405.5	(41)
AICF SG&A expenses	**4.0**	–	–
Asset impairments:			
Impairment charges	**71.0**	–	–
Impairment related costs	**3.2**	–	–
EBIT excluding asbestos and asset impairments	**$ 281.7**	$ 318.9	(12)
Net sales	**$ 1,468.8**	$ 1,542.9	(5)
EBIT margin excluding asbestos and asset impairments	**19.2%**	20.7%	

USA Fibre Cement EBIT (excluding asset impairments) decreased 13% from US$362.4 million to US$313.6 million, primarily due to lower volume and higher freight costs, partially offset by lower SG&A spending. The EBIT margin was 1.3 percentage points lower at 27.4%.

Asia Pacific Fibre Cement EBIT increased 28% from US$39.4 million to US$50.3 million. Favourable currency exchange rates of the Asia Pacific business' currencies compared to the US dollar accounted for 16% of this increase while the underlying Australian dollar business results accounted for the remaining 12% increase. In Australian dollars, Asia Pacific Fibre Cement EBIT increased 12% due to an improved gross margin performance partially offset by increased SG&A expenses. The EBIT margin was 1.2 percentage points higher at 16.9%.

The USA Hardie Pipe business recorded a significantly greater EBIT loss compared to a small EBIT profit in the previous year.

The Europe Fibre cement business incurred a significantly reduced EBIT loss as it continued to build sales and improve operating margins.

General corporate costs increased by US$3.4 million from US$56.5 million to US$59.9 million. The increase was primarily due to higher warranty provisions relating to non-US activities and costs associated with the ASIC proceedings, partially offset by the decrease in SCI costs.

NET INTEREST INCOME (EXPENSE)

Net interest income (expense) increased from an expense of US$6.5 million to income of US$1.1 million. The increase was primarily due to interest income of US$9.4 million earned on investments and cash balances held by the AICF and the lack of a make-whole payment compared to the US$6.0 million make-whole payment made in the previous year. These increases were partially offset by reduced capitalised interest and reduced interest income due to lower cash balances.

INCOME TAX (EXPENSE) BENEFIT

Income tax decreased from an income tax benefit of US$243.9 million to an income tax expense of US$36.1 million. Income tax expense includes a tax benefit related to asbestos adjustments of US$45.8 million; a tax benefit related to asset impairments of US$27.6 million; and unfavourable tax adjustments of US$5.8 million related to FIN 48 adjustments.

With effect from 1 April 2007, the company was required to adopt the provisions of FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes, an interpretation of Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes". The adoption of FIN 48 resulted in the reduction of consolidated beginning retained earnings of US$78.0 million. See Note 14 to the consolidated financial statements starting on page 105 of this annual report for further information on the adoption of FIN 48.

NET OPERATING PROFIT (LOSS)

Net operating profit decreased from an operating profit of US$151.7 million in to an operating loss of US$71.6 million. Net operating loss includes asbestos adjustments of US$240.1 million; a tax benefit related to asbestos adjustments of US$45.8 million; impairment charges of US$71.0 million (US$44.6 million, after tax); and unfavourable tax adjustments of US$5.8 million related to FIN 48 adjustments.

Net operating profit excluding asbestos, asset impairments and tax adjustments decreased 20% from US$211.8 million to US$169.7 million as shown in the table below:

(Millions of US dollars)	**2008**	2007	% Change
Net operating (loss) profit	**$ (71.6)**	$ 151.7	–
Excluding:			
Asbestos:			
Asbestos adjustments	**240.1**	405.5	(41)
Tax benefit related to asbestos adjustments	**(45.8)**	(335.0)	–
AICF SG&A costs	**4.0**	–	–
AICF interest income	**(9.4)**	–	–
Asset impairments:			
Impairment charges (net of tax)	**44.6**	–	–
Impairment related costs (net of tax)	**2.0**	–	–
Tax adjustments	**5.8**	(10.4)	–
Net operating profit excluding asbestos, asset impairments and tax adjustments	**$ 169.7**	$ 211.8	(20)

LIQUIDITY AND CAPITAL RESOURCES

The company's treasury policy regarding liquidity management, foreign exchange risks management, interest rate risk management and cash management is administered by its treasury department and is centralised in The Netherlands. This policy is reviewed annually and is designed to ensure that the company has sufficient liquidity to support its business activities and meet future business requirements in the countries in which it operates. Counterparty limits are managed by the treasury department and based upon the counterparty credit rating; total exposure to any one counterparty is limited to specified amounts and signed off annually by the CFO.

James Hardie has historically met its working capital needs and capital expenditure requirements through a combination of cash flow from operations, proceeds from the divestiture of businesses, credit facilities and other borrowings, proceeds from the sale of property, plant and equipment, and proceeds from the redemption of investments. Seasonal fluctuations in working capital generally have not had a significant impact on the company's short-term or long-term liquidity. The company anticipates that it will have sufficient funds to meet its planned working capital and other cash requirements for the next 12 months based on its existing cash balances and anticipated operating cash flows arising during the year. The company anticipates that any cash requirements arising from the Amended FFA will be met from existing cash, unused committed facilities and anticipated future net operating cash flows.

Excluding restricted cash, the company had cash and cash equivalents of US$35.4 million as of 31 March 2008. At that date, the company also had credit facilities totalling US$490.0 million, of which US$264.5 million was drawn. The credit facilities are all uncollateralised and consist of the following:

(Millions of US dollars)		**At 31 March 2008**	
Description	Effective Interest Rate	Total Facility	Principal Outstanding
364-day facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until December 2008	3.61%	$ 110.0	$ 90.0
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until June 2010	3.64%	245.0	174.5
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2011	–	45.0	–
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2013	–	90.0	–
Total		$ 490.0	$ 264.5

At 31 March 2008 the company had net debt of US$229.1 million, compared with net debt of US$153.9 million at 31 March 2007.

The company's credit facilities currently consist of 364-day facilities in the amount of US$110.0 million which, as of 31 March 2008, mature in December 2008. The company has requested extensions of the maturity date of such credit facilities to June 2009 and to date has received agreement to these extensions in the amount of US$55.0 million. The company also has term facilities in the amount of US$245.0 million, US$45.0 million and US$90.0 million, which mature in June 2010, February 2011 and February 2013, respectively. The weighted average remaining term of the total credit facilities, US$490.0 million, at 31 March 2008 was 2.4 years. For all facilities, the interest rate is calculated two business days prior to the commencement of each draw-down period based on the US$ London Interbank Offered Rate, or LIBOR, plus the margins of individual lenders and is payable at the end of each drawn-down period. During the year, the company paid US$0.4 million in commitment fees. As of 31 March 2008, US$264.5 million was drawn under the combined facilities and US$225.5 million was available.

In March 2006, a wholly-owned subsidiary of the company, RCI, received an amended assessment from the ATO of A$412.0 million. The assessment was subsequently amended to A$368.0 million (US$337.5 million).

During fiscal year 2007, the company agreed with the ATO that in accordance with the ATO Receivables Policy, the company would pay 50% of the total amended assessment being A$184.0 million (US$168.8 million) and provide a guarantee from JHI NV in favour of the ATO for the remaining unpaid 50% of the amended assessment, pending outcome of the appeal of the amended assessment. The company also agreed to pay GIC accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis. Up to 31 March 2008, it has paid A$95.2 million (US$87.3 million) of GIC to the ATO. This amount includes GIC of A$76.7 million (US$70.3 million) paid as part of the payment of A$184.0 million (US$168.8 million) towards the amended assessment in fiscal year 2007. On 15 April 2008, the company paid an additional A$3.3 million (US$3.0 million) in GIC in respect of the quarter ended 31 March 2008.

On 30 May 2007, the ATO disallowed the company's objection to RCI's notice of amended assessment for RCI for the year ended 31 March 1999. On 11 July 2007, the company filed an application appealing the Objection Decision with the Federal Court of Australia. The hearing date for RCI's appeal is presently scheduled to commence on 8 December 2008.

RCI strongly disputes the amended assessment and is pursuing all avenues of appeal to contest the ATO's position in this matter. The company believes that RCI's view on its tax position will ultimately prevail in this matter. Accordingly, it is expected that any amounts paid would be recovered, with interest, by RCI at the time RCI is successful in its appeal against the amended assessment. However, if RCI is unsuccessful in its appeal, RCI will be required to pay the entire assessment. As of 31 March 2008, the company has not recorded any liability for the amended assessment as it believes the requirements under FIN 48 for recording a liability have not been met. For more information, see Note 15 to the consolidated financial statements starting on page 109 of this annual report.

If the company is unable to extend its credit facilities, or is unable to renew its credit facilities on terms that are substantially similar to the ones it presently has, it may experience liquidity issues and will have to reduce its levels of planned capital expenditures, reduce or eliminate dividend payments, or take other measures to conserve cash in order to meet its future cash flow requirements. Nevertheless, the company anticipates being able to meet its future payment obligations for the next 12 months from existing cash, unused committed facilities and anticipated future net operating cash flows.

At 31 March 2008, the company's management believes that it was in compliance with all restrictive covenants contained in its credit facility agreements. Under the most restrictive of these covenants, the company (i) is required to maintain certain ratios of indebtedness to equity which do not exceed certain maximums, excluding assets, liabilities and other balance sheet items of the AICF, Amaba Pty Limited, Amaca Pty Limited, ABN 60 Pty Limited and Marlew Mining Pty Limited, (ii) must maintain a minimum level of net worth, excluding assets, liabilities and other balance sheet items of the AICF, (iii) must meet or exceed a minimum ratio of earnings before interest and taxes to net interest charges, excluding all income, expense and other profit and loss statement impacts of the AICF, Amaba Pty Limited, Amaca Pty Limited, ABN 60 Pty Limited and Marlew Mining Pty Limited and (iv) has limits on how much the company can spend on an annual basis in relation to asbestos payments to the AICF. Such limits are consistent with the contractual liabilities of the Performing Subsidiary and the company under the Amended FFA.

CASH FLOW

Net operating cash increased from a cash outflow of US$67.1 million to a cash inflow of US$319.3 million primarily due to the ATO deposit payment and payments made to fund the AICF during the year ended 31 March 2007 totalling US$154.8 million and US$151.9 million, respectively, compared to payments of US$9.7 million and nil, respectively in the year ended 31 March 2008.

Net cash used in investing activities decreased from US$92.6 million to US$38.5 as capital expenditures were reduced.

Net cash used in financing activities increased from US$136.4 million to US$254.4 million primarily due to treasury stock purchases of US$208.0 million in the year and an increase in dividends paid from US$42.1 million to US$126.2 million, partially offset by increased proceeds from debt facilities from net repayments of US$114.7 million in the previous year to net borrowings of US$76.5 million.

Capital Requirements and Resources

James Hardie's capital requirements consist of expansion, renovation and maintenance of its production facilities and construction of new facilities. The company's working capital requirements, consisting primarily of inventory and accounts receivable and payables, fluctuate seasonally during months of the year when overall construction and renovation activity volumes increase.

During the fiscal year ended 31 March 2008, the company met its capital expenditure requirements through a combination of internal cash and funds from credit facilities. The company expects to use cash primarily generated from operations to fund capital expenditures and working capital. During fiscal year 2009, the company expects to spend approximately US$40 million to US$60 million on capital expenditures, including facility upgrades and capital to implement new fibre cement technologies. The company plans to fund any cash flow shortfalls that it may experience due to payments related to the Amended FFA and payments made to the ATO under the amended assessment, with future cash flow surpluses, cash on hand of US$35.4 million at 31 March 2008, and cash that it anticipates will be available under credit facilities.

Under the terms of the Amended FFA, the company is required to fund the AICF on an annual basis. The initial funding payment of A$184.3 million was made to the AICF in February 2007 and annual payments will be made each July. The amounts of these annual payments are dependent on several factors, including free cash flow (defined as cash from operations in accordance with GAAP in force at the date of the original Final Funding Agreement as announced on 1 December 2005), actuarial estimations, actual claims paid, operating expenses of the AICF and the annual cash flow cap. As permitted under the Amended FFA, the Performing Subsidiary has elected to pay the annual funding payment of A$114.7 million (US$109.2 million converted at the 24 June 2008 exchange rate as prescribed in the Amended FFA) in four equal installments. As a result of this election to pay in installments, the company is also required to pay interest compensation to the AICF.

The company anticipates that its cash flows from operations, net of estimated payments under the Amended FFA, will be sufficient to fund its planned capital expenditure and working capital requirements in the short-term. If the company does not generate sufficient cash from operations to fund its planned capital expenditures and working capital requirements, it believes the cash and cash equivalents of US$35.4 million at 31 March 2008, and the cash that it anticipates will be available to the company under credit facilities, will be sufficient to meet any cash shortfalls during at least the next 12 months.

The company expects to rely primarily on increased market penetration of its products and increased profitability from a more favourable product mix to generate cash to fund its long-term growth. Historically, the company's products have been well-accepted by the market and its product mix has changed towards higher-priced, differentiated products that generate higher margins.

The company has historically reinvested a portion of the cash generated from its operations to fund additional capital expenditures, including research and development activities, which it believes has facilitated greater market penetration and increased profitability. The company's ability to meet its long-term liquidity needs, including its long-term growth plan, is dependent on the continuation of this trend and other factors discussed here.

Currently, the dividend payment ratio policy is between 50% to 75% of net income before asbestos adjustments, subject to funding requirements.

The company believes its business is affected by general economic conditions and interest rates in the United States and in other countries because these factors affect housing affordability and the level of housing prices. The company believes that higher housing prices, which may affect available owner equity and household net worth, have been contributors to the renovation and remodel markets for its products. Over the past several years through mid-2006, favourable economic conditions and historically-reasonable mortgage interest rates in the United States helped sustain new housing starts and renovation and remodel expenditures. However, the ongoing sub-prime mortgage fallout and high current inventory of unsold homes may cause a further decrease in new housing starts before leveling off over the short-term. The company expects that business derived from current US forecasts of new housing starts and renovation and remodel expenditures will result in its operations generating cash flow sufficient to fund the majority of the planned capital expenditures. It is possible that a deeper than expected decline in new housing starts in the United States or in other countries in which the company manufactures and sells its products would negatively impact its growth and its current levels of revenue and profitability and therefore decrease the company's liquidity and ability to generate sufficient cash from operations to meet its capital requirements. During calendar year 2005, US home mortgage interest rates and housing prices increased, but thereafter the US housing affordability index has decreased. The company believes that these economic factors, along with others, may cause a slowdown in growth of US new housing construction over the short-term, which may reduce demand for its products.

Pulp and cement are primary ingredients in James Hardie's fibre cement formulation, which have been subject to price volatility, affecting the company's working capital requirements. Pulp prices are discounted from a global index, Northern Bleached Softwood Kraft, or NBSK, which based on information the company receives from RISI and other sources, it predicts to increase through fiscal year 2009 thus causing pulp prices to increase. To minimise additional working capital requirements caused by rising pulp prices, the company has entered into contracts that discount pulp prices in relation to various pulp indices over a longer-term and purchase its pulp from several qualified suppliers in an attempt to mitigate price increases and supply interruptions.

The company expects cement prices to remain relatively flat at fiscal year 2008 levels. The company continues to look for opportunities to negotiate lower prices with its cement suppliers in some markets and continue to evaluate opportunities to increase its supplier base.

Freight costs increased in fiscal year 2008 due to higher fuel surcharges and decreased carrier availability. Based on data from the Energy Information Administration, the company expects freight costs to continue to increase with the forecasted increase on fuel costs.

The collective impact of the foregoing factors, and other factors, including those identified in the cautionary note concerning forward-looking statements on page 125 of this annual report, may materially adversely affect the company's ability to generate sufficient cash flows from operations to meet its short and longer-term capital requirements. The company believes that it will be able to fund any cash shortfalls for at least the next 12 months with cash that it anticipates will be available under its credit facilities and that it will be able to maintain sufficient cash available under those facilities. Additionally, the company could determine it necessary to reduce or eliminate dividend payments, scale back or postpone its expansion plans and/or take other measures to conserve cash to maintain sufficient capital resources over the short and longer-term.

Capital Expenditures

James Hardie's total capital expenditure, including amounts accrued, for continuing operations for fiscal year 2008 was US$38.5 million. The capital expenditures were primarily used to create additional low-cost, high-volume manufacturing capacity to meet increased demand for the company's fibre cement products and to create new manufacturing capacity for new fibre cement products.

Significant capital expenditures in fiscal year 2008 included expenditures related to a new finishing capability on a new product line and expenditures related to the implementation of a new ERP software system.

Contractual Obligations

The following table summarises the company's contractual obligations at 31 March 2008:

		Payments Due During Fiscal Year Ending 31 March			
(Millions of US dollars)	Total	2009	2010 to 2011	2012 to 2013	Thereafter
Asbestos Liability[1]	$ 1,576.5	$ N/A	$ N/A	$ N/A	$ N/A
Long-Term Debt	174.5	—	174.5	—	—
Operating Leases	117.8	14.8	25.7	20.6	56.7
Purchase Obligations[2]	9.0	9.0	—	—	—
Total	$ 1,877.8	$ 23.8	$ 200.2	$ 20.6	$ 56.7

[1] The amount of the asbestos liability reflects the terms of the Amended FFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of the projected future asbestos-related cash flows prepared by KPMG Actuaries. The asbestos liability also includes an allowance for the future claims-handling costs of the AICF. The table above does not include a break-down of payments due each year as such amounts are not reasonably estimable. See Note 12 to the consolidated financial statements on pages 99–103 of this annual report.

[2] Purchase Obligations are defined as agreements to purchase goods or services that are enforceable and legally-binding on the company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transactions.

See Notes 9 and 13 to the consolidated financial statements starting on pages 97 and 104 of this annual report for further information regarding long-term debt and operating leases, respectively.

OFF-BALANCE SHEET ARRANGEMENTS

As of 31 March 2008 the company did not have any material off-balance sheet arrangements.

INFLATION

The company does not believe that inflation has had a significant impact on the results of operations for the fiscal year ended 31 March 2008.

SEASONALITY AND QUARTERLY VARIABILITY

James Hardie's earnings are seasonal and typically follow activity levels in the building and construction industry. In the United States, the calendar quarters ending December and March reflect reduced levels of building activity depending on weather conditions. In Australia and New Zealand, the calendar quarter ending March is usually affected by a slowdown due to summer holidays. In the Philippines, construction activity diminishes during the wet season from June to September and during the last half of December due to the slowdown in business activity over the holiday period. Also, general industry patterns can be affected by weather, economic conditions, industrial disputes and other factors.

OUTLOOK

In North America, factors such as high inventory levels of new homes for sale, an increased rate of foreclosures placing more existing properties on the market, weaker economic conditions and consumer sentiment, and tighter mortgage lending standards, all suggest that further weakness in the level of new housing construction activity is likely in the short-term.

To address the prospect of further market weakness, the USA Fibre Cement business underwent a further business reset in April 2008 to enable its cost base to better reflect expected market demand.

The USA Fibre Cement business remains committed to investing in key growth initiatives and expects to further increase market share at the expense of alternative materials and outperform the broader market. However, as a result of the severe decline in housing construction activity and the prospect of a further decline in the short-term, the business has increased its focus on initiatives that build operating income performance.

In Asia Pacific Fibre Cement, according to the Housing Industry Association of Australia and InfoMetrics New Zealand, the short-term outlook is for residential construction activity to be weakening in Australia, and weaker in New Zealand and the Philippines. The business expects to continue to grow primary demand for fibre cement and increase market shares through its range of differentiated products in Australia and New Zealand. Non-differentiated products are expected to remain subject to strong competition.

Changes to the asbestos liability to reflect changes in foreign exchange rates or updates to the actuarial estimate and the other matters may have a material impact on the consolidated financial statements.

CRITICAL ACCOUNTING POLICIES

The accounting policies affecting James Hardie's financial condition and results of operations are more fully described in Note 2 to the consolidated financial statements starting on page 89 of this annual report. Certain of the company's accounting policies require the application of judgment by management in selecting appropriate assumptions for calculating financial estimates, which inherently contain some degree of uncertainty. Management bases its estimates on historical experience and other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the reported carrying value of assets and liabilities and the reported amounts of revenues and expenses that may not be readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions. The company considers the following policies to be the most critical in understanding the judgments that are involved in preparing its consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows.

Accounting for Contingencies

James Hardie accounts for loss contingencies in accordance with SFAS No. 5 under which it accrues amounts for losses arising from contingent obligations when the obligations are probable and the amounts are reasonably estimable. As facts concerning contingencies become known, the company reassesses its situation and makes appropriate adjustments to the consolidated financial statements. For additional information regarding asbestos-related matters, ASIC Proceedings and the ATO assessment, see Notes 12, 13 and 14 to the consolidated financial statements starting on pages 99, 104 and 105 of this annual report.

Accounting for the Amended FFA

Prior to 31 March 2007, the company's consolidated financial statements included an asbestos provision relating to its anticipated future payments to the AICF based on the terms of the Original FFA.

In February 2007, the Amended FFA was approved to provide long-term funding to the AICF, a special purpose fund that provides compensation for Australian asbestos-related personal injury and death claims for which the Former James Hardie Companies are found liable.

The amount of the asbestos liability reflects the terms of the Amended FFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of projected future cash flows prepared by KPMG Actuaries. Based on its assumptions, KPMG Actuaries arrived at a range of possible total cash flows and proposed a central estimate which is intended to reflect an expected outcome. The company views the central estimate as the basis for recording the asbestos liability in the company's financial statements which, under US GAAP, it considers the best estimate under SFAS No. 5. The asbestos liability includes these cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows is not fixed or readily determinable.

The asbestos liability also includes an allowance for the future operating costs of the AICF.

In estimating the potential financial exposure, KPMG Actuaries has made a number of assumptions. These include an estimate of the total number of claims by disease type which are reasonably estimated to be asserted through 2071, the typical average cost of a claim settlement (which is sensitive to, among other factors, the industry in which the plaintiff claims exposure, the alleged disease type and the jurisdiction in which the action is being brought), the legal costs incurred in the litigation of such claims, the proportion of claims for which liability is repudiated, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims, the timing of settlements of future claims and the long-term rate of inflation of claim awards and legal costs.

Further, KPMG Actuaries has relied on the data and information provided by the AICF and assumed that it is accurate and complete in all material respects. The actuaries tested the data for reasonableness and consistency, but have not verified the information independently nor established the accuracy or completeness of the data and information provided or used for the preparation of the report.

Due to inherent uncertainties in the legal and medical environment, the number and timing of future claim notifications and settlements, the recoverability of claims against insurance contracts, and estimates of future trends in average claim awards, as well as the extent to which the above-named entities will contribute to the overall settlements, the actual amount of liability could differ materially from that which is currently projected and could result in significant debits or credits to the consolidated balance sheet and statement of operations.

An updated actuarial assessment will be performed as of 31 March each year. Any changes in the estimate will be reflected as a charge or credit to the consolidated statements of operations for the year then ended. Material adverse changes to the actuarial estimate would have an adverse effect on business, results of operations and financial condition.

For additional information regarding the asbestos liability, see Note 12 to the consolidated financial statements on pages 99–103 of this annual report.

Sales Rebates and Discounts
James Hardie records estimated reductions to sales for customer rebates and discounts including volume, promotional, cash and other rebates and discounts. Rebates and discounts are recorded based on management's best estimate when products are sold. The estimates are based on historical experience for similar programs and products. Management reviews these rebates and discounts on an ongoing basis and the related accruals are adjusted, if necessary, as additional information becomes available.

Accounts Receivable
James Hardie evaluates the collectibility of accounts receivable on an ongoing basis based on historical bad debts, customer credit-worthiness, current economic trends and changes in customer payment activity. An allowance for doubtful accounts is provided for known and estimated bad debts. Although credit losses have historically been within the company's expectations, it cannot guarantee that it will continue to experience the same credit loss rates that it has in the past. Because the company's accounts receivable are concentrated in a relatively small number of customers, a significant change in the liquidity or financial position of any of these customers could impact their ability to make payments and result in the need for additional allowances which would decrease the company's net sales. For additional information regarding the company's customer concentration, see Note 19 to the consolidated financial statements starting on page 114 of this annual report.

Inventory
Inventories are recorded at the lower of cost or market. In order to determine market, management regularly reviews inventory quantities on hand and evaluates significant items to determine whether they are excess, slow-moving or obsolete. The estimated value of excess, slow-moving and obsolete inventory is recorded as a reduction to inventory and an expense in cost of sales in the period it is identified. This estimate requires management to make judgments about the future demand for inventory, and is therefore at risk to change from period to period. If the company's estimate for the future demand for inventory is greater than actual demand and the company fails to reduce manufacturing output accordingly, it could be required to record additional inventory reserves, which would have a negative impact on its gross profit.

Accrued Warranty Reserve
James Hardie offers various warranties on its products, including a 50-year limited warranty on certain fibre cement siding products in the United States. Because the company's fibre cement products have only been used in North America since the early 1990s, there is a risk that these products will not perform in accordance with the company's expectations over an extended period of time. A typical warranty program requires that the company replace defective products within a specified time period from the date of sale. The company records an estimate for future warranty-related costs based on an analysis of actual historical warranty costs as they relate to sales. Based on this analysis and other factors, it adjusts the amount of its warranty provisions as necessary. Although the company's warranty costs have historically been within calculated estimates, if its experience is significantly different from the estimates, it could result in the need for additional reserves.

Accounting for Income Tax
James Hardie accounts for income taxes according to FASB's Statement No. 109, "Accounting for Income Taxes," under which the company computes its deferred tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes. The company must assess whether, and to what extent, it can recover its deferred tax assets. If full or partial recovery is unlikely, the company must increase its income tax expense by recording a valuation allowance against the portion of deferred tax assets that it cannot recover. The company believes that it will recover all of the deferred tax assets recorded (net of valuation allowance) on its consolidated balance sheet at 31 March 2008. However, if facts later indicate that it will be unable to recover all or a portion of its net deferred tax assets, the company's income tax expense would increase in the period in which it determined that recovery is unlikely.

The company accounts for uncertain income tax positions according to FIN 48, "Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No.109." Due to the company's size and the nature of its business, it is subject to ongoing reviews by taxing jurisdictions on various tax matters, including challenges to various positions the company asserts on its income tax returns. Positions taken by an entity in its income tax returns must satisfy a more-likely-than-not recognition threshold, assuming that the positions will be examined by taxing authorities with full knowledge of all relevant information, in order for the positions to be recognised in the consolidated financial statements. Each quarter the company evaluates the income tax positions taken, or expected to be taken, to determine whether these positions meet the more-likely-than-not threshold prescribed by FIN 48. The company is required to make subjective judgments and assumptions regarding its income tax exposures and must consider a variety of factors, including the current tax statutes and the current status of audits performed by tax authorities in each tax jurisdiction. To the extent an uncertain tax position is resolved for an amount that varies from the recorded estimated liability, the company's income tax expense in a given financial statement period could be materially affected.

For additional information, see Note 14 to the consolidated financial statements starting on page 105 of this annual report.

DEFINITIONS

Financial Measures – US GAAP equivalents

EBIT and EBIT margin – EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales. James Hardie believes EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by management to measure the operating profit or loss of its business. EBIT is one of several metrics used by management to measure the earnings generated by the company's operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by its Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as the company has defined them, may not be comparable to similarly titled measures reported by other companies.

Operating profit – is equivalent to the US GAAP measure of income.

Net operating profit – is equivalent to the US GAAP measure of net income.

Sales Volumes

mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16" thickness.

msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16" thickness.

Financial Ratios

Gearing Ratio – Net debt (cash) divided by net debt (cash) plus shareholders' equity.

Net interest expense cover – EBIT divided by net interest expense.

Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised.

Net debt payback – Net debt (cash) divided by cash flow from operations.

Net debt (cash) – short-term and long-term debt less cash and cash equivalents.

Non-US GAAP Financial Measures

EBIT and EBIT margin excluding asbestos and asset impairments – EBIT and EBIT margin excluding asbestos and asset impairments are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes.

(Millions of US dollars)	2008	2007
EBIT	**$ (36.6)**	$ (86.6)
Asbestos:		
Asbestos adjustments	**240.1**	405.5
AICF SG&A expenses	**4.0**	–
Asset impairments:		
Impairment charges	**71.0**	–
Impairment related costs	**3.2**	–
EBIT excluding asbestos and asset impairments	**281.7**	318.9
Net Sales	**$ 1,468.8**	$ 1,542.9
EBIT margin excluding asbestos and asset impairments	**19.2%**	20.7%

EBIT and EBIT margin excluding asbestos – EBIT and EBIT margin excluding asbestos are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes.

(US$ Millions)	2008	2007
EBIT	**$ (36.6)**	$ (86.6)
Asbestos:		
Asbestos adjustments	**240.1**	405.5
AICF SG&A expenses	**4.0**	–
EBIT excluding asbestos	**207.5**	318.9
Net Sales	**$ 1,468.8**	$ 1,542.9
EBIT margin excluding asbestos	**14.1%**	20.7%

Net operating profit excluding asbestos, asset impairments and tax adjustments – Net operating profit excluding asbestos, asset impairments and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company uses this non-US GAAP measure for the same purposes.

(Millions of US dollars)	2008	2007
Net operating (loss) profit	**$ (71.6)**	$ 151.7
Asbestos:		
Asbestos adjustments	**240.1**	405.5
AICF SG&A expenses	**4.0**	–
AICF interest income	**(9.4)**	–
Tax benefit related to asbestos adjustments	**(45.8)**	(335.0)
Asset impairments:		
Impairment charges (net of tax)	**44.6**	–
Impairment related costs (net of tax)	**2.0**	–
Tax adjustments	**5.8**	(10.4)
Net operating profit excluding asbestos, asset impairments and tax adjustments	**$ 169.7**	$ 211.8

Net operating profit excluding asbestos – Net operating profit excluding asbestos is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company uses this non-US GAAP measure for the same purposes.

(Millions of US dollars)	2008	2007
Net operating (loss) profit	$ (71.6)	$ 151.7
Asbestos:		
Asbestos adjustments	240.1	405.5
AICF SG&A expenses	4.0	–
AICF interest income	(9.4)	–
Tax benefit related to asbestos adjustments	(45.8)	(335.0)
Net operating profit excluding asbestos	$ 117.3	$ 222.2

Diluted earnings per share excluding asbestos, asset impairments and tax adjustments – Diluted earnings per share excluding asbestos, asset impairments and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company's management uses this non-US GAAP measure for the same purposes.

(Millions of US dollars)	2008	2007
Net operating profit excluding asbestos, asset impairments and tax adjustments	$ 169.7	$ 211.8
Weighted average common shares outstanding – Diluted (millions)	456.1	466.4
Diluted earnings per share excluding asbestos, asset impairments and tax adjustments (US cents)	37.2	45.4

Diluted earnings per share excluding asbestos – Diluted earnings per share excluding asbestos is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company's management uses this non-US GAAP measure for the same purposes.

(Millions of US dollars)	2008	2007
Net operating profit excluding asbestos	$ 117.3	$ 222.2
Weighted average common shares outstanding – Diluted (millions)	456.1	466.4
Diluted earnings per share excluding asbestos (US cents)	25.7	47.6

Effective tax rate excluding asbestos, asset impairments and tax adjustments – Effective tax rate excluding asbestos, asset impairments and tax adjustments is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company's management uses this non-US GAAP measure for the same purposes.

(Millions of US dollars)	2008	2007
Operating loss before income taxes	$ (35.5)	$ (93.1)
Asbestos:		
Asbestos adjustments	240.1	405.5
AICF SG&A expenses	4.0	–
AICF interest income	(9.4)	–
Asset impairments:		
Impairment charges	71.0	–
Impairment related costs	3.2	–
Operating profit before income taxes excluding asbestos and asset impairments	$ 273.4	$ 312.4
Income tax benefit (expense)	(36.1)	243.9
Tax benefit related to asbestos adjustments	(45.8)	(335.0)
Tax benefit related to asset impairments	(27.6)	–
Tax adjustments	5.8	(10.4)
Income tax expense excluding asbestos, asset impairments and tax adjustments	(103.7)	(101.5)
Effective tax rate excluding asbestos, asset impairments and tax adjustments	37.9%	32.5%

EBITDA – is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. The company has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company's earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

(Millions of US dollars)	2008	2007
EBIT	$ (36.6)	$ (86.6)
Depreciation and amortisation	56.5	50.7
EBITDA	$ 19.9	$ (35.9)

EBITDA excluding asbestos and asset impairments – EBITDA excluding asbestos and asset impairments is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. The company has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company's earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

(Millions of US dollars)	2008	2007
EBIT excluding asbestos and asset impairments	$ 281.7	$ 318.9
Depreciation and amortisation	56.5	50.7
EBITDA excluding asbestos	$ 338.2	$ 369.6

EBITDA excluding asbestos – EBITDA excluding asbestos is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. The company has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company's earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

(Millions of US dollars)	2008	2007
EBIT excluding asbestos	$ 207.5	$ 318.9
Depreciation and amortisation	56.5	50.7
EBITDA excluding asbestos	$ 264.0	$ 369.6

Abbreviations

ADR – American Depository Receipt
AICF – Asbestos Injuries Compensation Fund
AIM – Annual Information Meeting
AGM – Annual General Meeting
Amended FFA – Amended Final Funding Agreememt
ASIC – Australian Securities and Investments Commission
ASX – Australian Securities Exchange
ATO – Australian Taxation Office
CEO – Chief Executive Officer
CFO – Chief Financial Officer
CUFS – CHESS Units of Foreign Securities
GIC – General Interest Charge
IRS – Internal Revenue Service
JHAF – James Hardie Australia Finance Pty Limited
KPMG Actuaries – KPMG Actuaries Pty Limited
NAHB – National Association of Home Builders
NSW – New South Wales
NYSE – New York Stock Exchange
RCI – RCI Pty Limited
SEC – Securities Exchange Commission
SG&A – Selling, General & Administrative

About the terminology used in this annual report

In this annual report, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 39. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures include "EBIT", "EBIT margin", "Operating profit" and "Net operating profit".

The company may also present other terms for measuring its sales volumes ("million square feet (mmsf)" and "thousand square feet (msf)"); financial ratios ("Gearing ratio", "Net interest expense cover", "Net interest paid cover", "Net debt payback", "Net debt/cash"); and Non-US GAAP financial measures ("EBIT excluding asbestos and asset impairments", "EBIT margin excluding asbestos and asset impairments", "EBIT excluding asbestos", "EBIT margin excluding asbestos", "Net operating profit excluding asbestos, asset impairments and tax adjustments", "Net operating profit excluding asbestos", "Diluted earnings per share excluding asbestos, asset impairments and tax adjustments", "Diluted earnings per share excluding asbestos", "Operating profit before income taxes excluding asbestos and asset impairments", "Operating profit before income taxes excluding asbestos", "Effective tax rate excluding asbestos, asset impairments and tax adjustments", "EBITDA", "EBITDA excluding asbestos and asset impairments", and "EBITDA excluding asbestos"). Unless otherwise stated, results and comparisons are of the current fiscal year versus the prior fiscal year.

To allow readers to assess the underlying performance of the fibre cement business, unless otherwise stated, graphs and editorial comments refer to results from continuing operations excluding asbestos adjustments of US$240.1 million, AICF SG&A expenses of US$4.0 million, AICF interest income of US$9.4 million and tax benefit related to asbestos adjustments of US$45.8 million for fiscal year 2008 and asbestos adjustments of US$405.5 million and tax benefit related to asbestos adjustments of US$335.0 million for fiscal year 2007. Balance sheet references exclude the net Amended FFA liability of US$944.9 million and US$786.1 million at 31 March 2008 and 2007 respectively.

James Hardie Industries NV and Subsidiaries

Your Joint Board directors present their report on the consolidated entity consisting of James Hardie Industries NV (JHI NV) and the entities it controlled at the end of, or during, the year ended 31 March 2008 (collectively referred to as the company).

DIRECTORS

At the date of this report the Supervisory Board directors were: Michael Hammes (Chairman), Donald McGauchie (Deputy Chairman), Brian Anderson, David Andrews, Donald DeFosset, David Harrison, James Loudon, Rudy van der Meer and Cathy Walter; and the Managing Board directors were: Louis Gries (CEO), Russell Chenu (CFO) and Robert Cox (General Counsel and Company Secretary). The Joint Board consists of all Supervisory Board directors and Mr Gries.

Changes in the Managing and Supervisory Boards between 1 April 2007 and the date of this report were:

- Mrs Walter was appointed to the Supervisory and Joint Boards effective 1 July 2007 and was re-elected by shareholders on 17 August 2007;
- Mr Andrews was appointed to the Supervisory and Joint Boards effective 1 September 2007;
- Mr Butterfield resigned as Company Secretary and Managing Board director effective 1 October 2007;
- Mr Barr resigned from the Supervisory and Joint Boards effective 31 March 2008;
- Mr Cox was appointed as Company Secretary and Managing Board director effective 7 May 2008;
- Mr Harrison was appointed to the Joint and Supervisory Boards effective 19 May 2008;
- Mr Loudon announced his resignation from the Joint and Supervisory Boards, to take effect on 22 August 2008; and
- Mr DeFossett announced his resignation from the Joint and Supervisory Boards, to take effect on 31 August 2008.

Directors' qualifications, experience, special responsibilities, period in office and directorships of other publicly-listed companies are set out in the Directors' Profiles on pages 24–26 of this annual report.

CORPORATE GOVERNANCE

Details of JHI NV's corporate governance policies and procedures, including information about the roles, structure and charters of the Supervisory Board Committees, are set out on pages 70–81 of this annual report. Information about the activities of the Supervisory Board and its Committees appears below.

ACTIVITIES OF THE SUPERVISORY BOARD AND ITS COMMITTEES

The Supervisory Board and its Committees regularly held deliberations throughout fiscal year 2008.

In its meetings, the Supervisory Board discussed regularly:

- the performance of JHI NV's individual business groups and JHI NV overall;
- company and business unit budgets;
- monthly, quarterly, half-yearly and yearly results and financial statements;
- capital expenditure requests;
- the safety and environmental performance of the business;
- JHI NV's financing and capital structure;
- JHI NV's domicile in The Netherlands;
- taxation matters, including the status of ongoing audits and proceedings; and
- the civil proceedings launched by ASIC against JHI NV and others in the Supreme Court of New South Wales for alleged breaches of Australian corporations law in events surrounding the establishment of the Medical Research and Compensation Foundation in 2001.

The Supervisory Board also discussed the operational and financial objectives of JHI NV, the strategy to achieve these objectives, the parameters to be applied in relation to the strategy, the business plans for the businesses, dividend distributions and capital management, the risks to the company and the reports by the Managing Board of the internal risk management and control systems and their developments.

In addition, the Supervisory Board discussed, without Managing Board directors being present, the performance, composition, profile and succession matters of the Supervisory Board, Supervisory Board Committees, Managing Board and individual directors and the Supervisory Board's relationship with the Managing Board.

Further details of these matters, and the processes undertaken by the Supervisory Board are set out in the Corporate Governance Report starting on page 70 of this annual report.

The **Audit Committee** reviewed JHI NV's quarterly, half-yearly and yearly results, financial statements and the annual report. The Audit Committee oversaw the relationship with the external auditor and internal auditor, including the compliance with recommendations and observations of internal and external auditors. It discussed the effect of internal risk management and control systems. In fiscal year 2008, the Audit Committee also oversaw a tender and review process of the company's audit which resulted in the company appointing Ernst & Young as its external auditor commencing fiscal year 2009.

The **Remuneration Committee** discussed and reviewed the operation of the EP/IP Plan, and the company's compensation structure and the remuneration of Managing Board directors and senior executives, as described in the Remuneration Report within pages 46–68 of this annual report. Other topics included equity grants to executives; remuneration and performance objectives of the executive team; salary increase guidelines for each business; Supervisory Board director remuneration and cap; Supervisory Board director equity grants; executive contracts; management structure; and succession planning and development.

The **Nominating and Governance Committee** discussed with the Supervisory Board the size and composition of the Supervisory Board, Supervisory Board Committees and the Managing Board as well as the functioning of the individual Supervisory Board and Managing Board directors. Other topics included Supervisory Board renewal; assessing the independence of each Supervisory Board director; the process for Supervisory Board evaluation; the Supervisory Board retirement and tenure policy; the director orientation program; the Supervisory Board continuing development program; the company's policies on insider trading, market communication and the operation of the on-market buy-back; and the deeds of indemnity provided to directors and officers of the company. This committee also discussed corporate governance compliance developments.

ATTENDANCE AT MEETINGS

Directors' attendance at JHI NV Joint Board, Supervisory Board, Supervisory Board Committee and Managing Board meetings during the fiscal year ended 31 March 2008 is recorded on page 72, within the Corporate Governance Report of this annual report.

CHANGES IN DIRECTORS' INTERESTS IN JHI NV SECURITIES

Changes in directors' relevant interests in JHI NV securities between 1 April 2007 and 31 March 2008 are set out in on page 68, in the Remuneration Report of this annual report.

OPTIONS AND SHARE RIGHTS

Supervisory Board directors do not receive options. Details of JHI NV options changes during the period 1 April 2007 to 31 March 2008, including options granted and options exercised during the reporting period, are set out in Note 16 to the consolidated financial statements starting on page 109 of this annual report. Options granted to Managing Board directors and senior executives of the company during the fiscal year are set out in the Remuneration Report on pages 61 and 62 of this annual report.

No options were granted between the end of the fiscal year and the date of this report. Between the end of the fiscal year and the date of this report, 25,000 options were exercised in respect of ordinary shares/CUFS.

James Hardie Industries NV and Subsidiaries

Options changes between 31 March 2008 and the date of this report are set out below:

Range of exercise prices Prices A$	Number of options outstanding at 31 March 2008	Options cancelled 1 April to 22 June 2008	Options exercised for equal number of shares /CUFS 1 April to 22 June 2008	Number of options outstanding at 22 June 2008
$3.0921	409,907	–	–	409,907
$3.1321	100,435	–	–	100,435
$5.0586	660,582	–	–	660,582
$5.9900	2,745,625	(232,500)	(25,000)	2,488,125
$6.3000	93,000	–	–	93,000
$6.3800	4,822,398	(727,958)	–	4,094,440
$6.4490	901,500	(15,500)	–	886,000
$7.0500	2,280,750	(145,000)	–	2,135,750
$7.8300	1,016,000	–	–	1,016,000
$8.3500	151,400	–	–	151,400
$8.4000	3,747,340	(463,830)	–	3,283,510
$8.5300	1,320,000	–	–	1,320,000
$8.9000	3,901,100	(527,225)	–	3,373,875
$9.5000	40,200	–	–	40,200
Total	22,190,237	(2,112,013)	(25,000)	20,053,224

No share rights in the form of restricted stock units (RSUs) were granted during the fiscal year. Between the end of the fiscal year and the date of this report, 698,440 RSUs were issued to senior executives of the company under the Deferred Bonus Program. Further details of the terms of the RSUs and the Deferred Bonus Program are set out in the Remuneration Report on pages 46–68 of this annual report.

PRINCIPAL ACTIVITIES

The principal activities of the company during fiscal year 2008 were the manufacture and marketing of fibre cement products in the USA, Australia, New Zealand and the Philippines. The company also sells fibre cement products in Canada, Asia, Europe and the Middle East.

REVIEW AND RESULTS OF OPERATIONS

A review of the company's operations during the fiscal year and of the results of those operations is contained in Management's Discussion and Analysis on pages 28–38 of this annual report.

ENVIRONMENTAL REGULATIONS AND PERFORMANCE

Protecting the environment is critical to the way the company does business, and we continue to seek means of using materials and energy more efficiently and to reduce waste and emissions.

Our integrated environmental, health and safety management system includes regular monitoring, auditing and reporting within the company. The system is designed to continually improve the company's performance and systems with training, regular review, improvement plans and corrective action as priorities.

The manufacturing and other ancillary activities conducted by the company are subject to licenses, permits and agreements issued under environmental laws that apply in each respective location.

Under the applicable licenses and trade waste agreements, discharges to water, air and the sewerage system and noise emissions are to be maintained below specified limits.

In addition, dust and odour emissions from the sites are regulated by local government authorities. The company employs dedicated resources and appropriate management systems at each site to ensure its obligations are met. These resources are also employed to secure improvements in systems and process that go beyond those required by law.

Solid wastes are removed to licensed landfills. Programs are in place to reduce waste that presently goes to landfills; these include expanded recycling programs. Further information about James Hardie's environmental aims and performance is included on pages 20–21 of this annual report.

FINANCIAL POSITION, OUTLOOK AND FUTURE NEEDS

The financial position, outlook and future needs of the company are set out in Management's Discussion and Analysis, on pages 28–38 of this annual report.

AUDITORS

The company prepares its annual accounts in accordance with Dutch GAAP and US GAAP. Each set of accounts is audited by an independent registered public accounting firm in the countries concerned. The independent registered accounting firms have provided the company with declarations of their independence.

NON-AUDIT SERVICES

The Audit Committee has approved policies to ensure that all non-audit services performed by the external auditor, including the amount of fees payable for each individual service, receives prior approval by the Audit Committee. Particulars of non-audit service fees paid to JHI NV's external auditor, PricewaterhouseCoopers LLP, for fiscal year 2008 are set out in Remuneration Disclosures, on page 118 of this annual report.

The Supervisory Board is satisfied that the provision of these non-audit services by the auditor during fiscal year 2008 is compatible with the appropriate standards of independence for auditors applicable to the company and its auditors. The Supervisory Board is satisfied, on the basis of the company's policies for review and pre-approval of all non-audit services, the unique circumstances and nature of the tax services provided and the auditor's statements of their continued independence to the company, that the provision of these non-audit services by the auditor did not compromise their independence. This statement has been made in accordance with advice provided, and a resolution approved, by the Audit Committee.

INSURANCE AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

Like most publicly-listed companies, JHI NV provides insurances and indemnities to its directors, officers and senior executives. In accordance with common commercial practice, the insurance policies prohibit disclosure of the nature of the insurance cover and the amount of the premiums. Further details of these arrangements are set out in Note 13 to the consolidated financial statements on page 104 of this annual report.

OTHER DISCLOSURES

Readers are referred to the company's Form 20-F document which is filed with the US SEC annually, and which contains additional disclosures prescribed by the SEC. The Form 20-F filing can be accessed through the Investor Relations area of the company's website (www.jameshardie.com), or from the company's Corporate Headquarters in Amsterdam or Regional Office in Sydney.

SIGNIFICANT CHANGES IN STATE OF AFFAIRS

In fiscal year 2008, the company was heavily affected by the macro economic conditions facing the entire housing industry in the United States. In the US, the housing market deteriorated in all four quarters of fiscal year 2008, following on the market deterioration in the last two quarters of fiscal year 2007. New housing starts were down 37% from fiscal 2007 and 55% from their peak in 2006.

POST FISCAL YEAR EVENTS

On 2 April 2008 the company announced the Supervisory Board's approval of the engagement of Ernst & Young LLP as its external auditor for the year ending 31 March 2009. The company will seek shareholder ratification of the selection of Ernst & Young LLP as its external auditor at the AGM in August 2008.

On 22 May 2008, the company announced plans to cease production at its Hardie Pipe manufacturing facility in Plant City, Florida, in the United States. As a result, the company recorded an asset impairment of US$25.4 million in fiscal year 2008. More information is contained in Note 7 to the consolidated financial statements starting on page 96 of this annual report.

On 18 June 2008, the ATO commenced proceedings in the Federal Court of Australia seeking the reinstatement of a former wholly-owned subsidiary JHAF. The company is considering its position with respect to the ATO proceedings, the merits of the potential amended assessment and any obligations of JHAF to the ATO given its prior winding-up. More information is contained in Note 14 to the consolidated financial statements starting on page 105 of this annual report.

On 23 June 2008, the company announced that the IRS had issued it with a Notice of Proposed Adjustment that concluded that the company does not satisfy the Limitation of Benefits provision of the New US-Netherlands Treaty and that accordingly it is not entitled to beneficial withholding tax rates on payments from its United States subsidiaries to its Netherlands companies. The company does not agree with the conclusions reached by the IRS, and intends to contest the IRS' findings through the continuing audit process and, if necessary, through subsequent administrative appeals and possibly litigation. More information is contained in Note 14 to the consolidated financial statements starting on page 105 of this annual report.

DIVIDENDS

The Managing Board has announced a final dividend of US8.0 cents per share. CUFS holders will be paid the dividend in Australian currency on 11 July 2008 if they were registered as at the close of business on 4 June 2008 (AEST). ADR holders will receive payment in US currency.

During fiscal year 2008, JHI NV paid dividends of US15.0 cents per CUFS on 10 July 2007 totalling US$70.7 million, and US12.0 cents per CUFS on 18 December 2007 totalling US$55.5 million. CUFS holders were paid in Australian currency. ADR holders received payment in US currency.

2008 REMUNERATION REPORT

This remuneration report explains James Hardie's approach to remuneration, and has been adopted by the Supervisory Board on the recommendation of the Remuneration Committee.

Sections 1-8 of this report describe the remuneration policy for the Managing Board and section 12 of this report describes the company's departures, and reasons, from the Best Practice Recommendations in the Dutch Code on Corporate Governance.

This report also contains detailed information about the remuneration of Supervisory and Managing Board directors and senior executives. In accordance with the ASX Corporate Governance Council Principles and Recommendations, good corporate governance in Australia and having regard to the aims underlying section 300A of the Corporations Act, the company has elected to provide the information in sections 2 and 9 to 11 of this report on a voluntary basis, and will present this remuneration report to its shareholders for a non-binding vote.

During fiscal year 2008, the company retained Hewitt Associates as its compensation advisor. In addition, the Remuneration Committee retained Towers Perrin (in the United States) and Guerdon Associates (in Australia) as its independent advisors on the changes to remuneration for fiscal year 2009, described in this report.

1. APPROACH TO CEO, MANAGING BOARD AND SENIOR EXECUTIVE REMUNERATION

1.1 Objectives

James Hardie aims to provide a package of fixed "Not At Risk" pay and benefits positioned around the market median, and variable "At Risk" performance pay, based on both long and short-term incentives which link executive remuneration with the interests of shareholders and attract, motivate and retain high-performing executives to ensure the success of the business.

1.2 Policy

The company's executive compensation program is based on a pay-for-performance policy that differentiates compensation amounts based on an evaluation of performance in two basic areas: the business and the individual.

1.3 Setting remuneration packages

The Remuneration Committee considers the remuneration packages and their components for the CEO, Managing Board directors and the company's senior executives annually to ensure that they meet the objectives of the remuneration policy and are competitive with developments in the market.

The CEO's remuneration package is reviewed by the Remuneration Committee, which recommends it to the Supervisory Board for final approval.

The CEO makes recommendations to the Remuneration Committee on the remuneration packages of the Managing Board directors and the company's senior executives. These recommendations are based on the guidelines of the remuneration policy and include factors such as the individual's competencies, skills and performance, the specific role and responsibilities of the relevant position, assessments and advice from the Remuneration Committee's external independent compensation advisors, and other practices specific to the markets in which the company operates and countries in which the executive is based or was based prior to any relocation.

Each year the Remuneration Committee reviews and approves a list of peer group companies which it uses for comparative purposes in setting remuneration levels (base salary, target bonus, and equity) for the CEO, the Managing Board directors and the company's senior executives. The list of peer group companies may differ depending on a specific person's home country.

The Supervisory Board makes the final compensation decisions concerning remuneration for the CEO, Managing Board directors and the company's senior executives.

1.4 Senior executives

The remuneration policy for the senior executives below Managing Board level is consistent with the remuneration policy for the Managing Board. For the purpose of this report, the company will report the remuneration details of the following senior executives, all of whom report directly to the CEO and served in these roles throughout fiscal year 2008 unless otherwise stated:

Senior executives:

Peter Baker, Executive Vice President – Asia Pacific[1]
Robert Cox, General Counsel and Company Secretary[2]
Mark Fisher, Vice President – Research and Development
Grant Gustafson, Vice President – Interiors and Business Development
Brian Holte, Vice President – General Manager Western Division
Nigel Rigby, Vice President – General Manager Northern Division
Joel Rood, Vice President – General Manager Southern Division

Former senior executives:

Jamie Chilcoff, Vice President – International Business[3]
Robert Russell, Vice President – Engineering and Process Development[4]

[1] Effective 1 February 2008. From 1 April 2007 to 1 February 2008 Mr Baker was Executive Vice President – Australia.

[2] Mr Cox joined the company as General Counsel on 14 January 2008. He was appointed to the Managing Board and as Company Secretary effective 7 May 2008. Mr Cox is reported as a senior executive in this report as he was not a Managing Board director at 31 March 2008. He will be reported as a Managing Board director in the 2009 Remuneration Report.

[3] Mr Chilcoff separated from the company effective 25 February 2008.

[4] Mr Russell separated from the company effective 18 January 2008.

The names, roles and length of service of the Managing Board directors covered in this remuneration report are set out on pages 22–23 of this annual report.

2. STRUCTURE AND OVERVIEW OF REMUNERATION PACKAGES

The proportions of the "At Risk" and "Not At Risk" components of James Hardie's remuneration packages in fiscal year 2008 are shown in the following table, and described below:

2.1 Components of remuneration packages in fiscal year 2008

	Not at Risk Remuneration[1]		At Risk Remuneration[2]							
	Salary, Non-cash Benefits, Superannuation, 401(k) etc		Short-Term Cash Incentive[3]		Long-Term Cash Incentive[4]		Equity (stock options)[5]		Total at Risk	
	US$	%	US$	%	US$	%	US$	%	US$	%
Managing Board directors										
Louis Gries	1,166,361	29	659,033	16	–	–	2,267,910	55	2,926,943	71
Russell Chenu	953,151	62	238,851	16	–	–	344,240	22	583,091	38
Former Managing Board director										
Benjamin Butterfield	626,925[6]	100	–	–	–	–	–	–	–	–
Senior executives										
Peter Baker	378,684	78	57,958	12	–	–	47,157	10	105,115	22
Robert Cox[7]	156,449	100	–	–	–	–	–	–	–	0
Mark Fisher	363,973	47	136,890	18	–	–	275,084	35	411,974	53
Grant Gustafson	384,859	56	82,811	12	–	–	220,066	32	302,877	44
Brian Holte	432,636	56	88,191	12	–	–	247,575	32	335,766	44
Nigel Rigby	373,235	48	136,890	17	–	–	275,084	35	411,974	52
Joel Rood	356,706	53	69,300	10	–	–	247,575	37	316,875	47
Former senior executives[8]										
Jamie Chilcoff	393,809	64	–	–	–	–	220,066	36	220,066	36
Robert Russell	482,575	71	–	–	–	–	192,558	29	192,558	29

[1] See section 4 of this report.

[2] See section 3 of this report.

[3] See sections 3.2.1 and 3.2.2 of this report. This amount includes all incentive amounts in respect of fiscal year 2008 and the cash component of the Deferred Bonus Program.

[4] See section 3.2.3. There were no Bonus Bank payments in respect of fiscal year 2008.

[5] Options are valued using either the Black-Scholes option-pricing model or the Monte Carlo option-pricing method, depending on the plan the options were issued under. For the Black-Scholes model, the weighted average assumptions and weighted average fair value used for grants in fiscal year 2008 were as follows: 5.0% dividend yield; 30.0% expected volatility; 3.4% risk free interest rate; 4.4 years of expected life; and A$1.13 weighted average fair value at grant date. For the Monte Carlo method, the weighted average assumptions and weighted average fair value used for grants in fiscal year 2008 were as follows: 5.0% dividend yield; 32.1% expected volatility; 4.2% risk free interest rate; and A$3.14 weighted average fair value at grant date.

[6] Amount includes severance payment of US$335,323.

[7] Mr Cox joined the company on 14 January 2008 and was ineligible for a short-term incentive or equity grant in fiscal year 2008.

[8] Not at Risk remuneration includes accrued vacation time of US$36,304 and US$67,726 for Messrs Chilcoff and Russell respectively and a US$83,635 severance payment for Mr Russell.

3. AT RISK REMUNERATION IN FISCAL YEAR 2008

3.1 Overview of At Risk components in fiscal year 2008

Senior executives within the company are eligible to participate in one or more incentive plans containing "At Risk" remuneration. Eligibility for inclusion in a plan does not guarantee participation in any future year. Participation of any division/business unit in a plan is at the discretion of the CEO. "At Risk" remuneration consists of short-term incentives (STIs) and long-term incentives (LTIs). An LTI target or STI target can be earned or exceeded by meeting or exceeding specified goals. The company's "At Risk" incentive plans for senior executives in fiscal year 2008 and their status for fiscal year 2009 are set out below:

Duration	Plan Name	Future Status	Further Details
Short-Term Incentive	EP/IP Plan Economic Profit (EP) Component	Terminated for fiscal year 2009 and replaced with Executive Incentive Program.	Section 3.2.1(a) below
	EP/IP Plan Individual Performance (IP) Component	EP/IP plan terminated for fiscal year 2009, but IP component preserved for fiscal year 2009 on same terms.	Section 3.2.1(b) below
	Deferred Bonus Program cash component	One-off for fiscal year 2008 with cash and equity components. Equity component treated as long-term incentive.	Sections 3.2.2 and 6 below
Long-Term Incentive	EP Plan Bonus Bank payments under EP/IP Plan	Terminated for fiscal year 2009.	Section 3.2.3 (a) below
	Deferred Bonus Program equity component with time vesting	One-off for fiscal year 2008.	Sections 3.2.2, 6 and 8 below
	2001 JHI NV Equity Incentive Plan (Option Plan)	Current for senior executives other than Managing Board directors. Senior executives moved to LTIP for fiscal year 2009.	Sections 3.2.3(b) and 8 below
	2006 Long Term Incentive Plan (LTIP) with relative TSR and ROCE performance hurdles	Current for Managing Board directors. Extended to senior executives with revised performance hurdles for fiscal year 2009.	Sections 3.2.3(c) and 8 below

3.2 Details of At Risk components in fiscal year 2008

3.2.1 Short-term incentives

(a) Economic Profit component of the EP/IP Plan (EP component)

The EP component of the EP/IP Plan was designed to provide participating senior executives with incentive compensation which directly related their financial reward to an increase in Economic Profit. It had components that were both short-term (described here) and long-term (described in section 3.2.3(a) below relating to Bonus Bank).

Economic Profit was defined as Net Operating Profit After Tax (NOPAT) minus capital charge. The philosophy behind the EP component was that economic value in the company's business must continue to be created in successive years for the full realised incentive to be paid. This was considered appropriate because it tied the incentives paid to individuals directly to the underlying operating performance of the business.

Every three years, with the assistance of independent advisors, the Remuneration Committee recommended to the Supervisory Board the amount the company's Economic Profit must increase in each of the following three years (the EP goal) to achieve the STI target, and the amount by which the company must exceed the EP goal to realise incentives greater than the STI target. The EP goal for improvement in Economic Profit for fiscal year 2007 to fiscal year 2009 was set in 2006.

At the start of each Plan Year (year ending 31 March), the Supervisory Board confirmed the EP goal required to attain the STI target by taking the company's global expected improvement in Economic Profit and adjusting for the changes in the company's weighted average cost of capital.

If the company only met part of its EP goal, an equivalent part percentage of the STI target was paid. If the company's Economic Profit performance exceeded the EP goal by a predetermined annual amount, the percentage by which the EP goal was exceeded was taken into consideration when calculating the EP STI bonus for that year.

Base salary	x	STI target as a % of base salary	x	Percentage of STI Target participating in EP component of EP/IP Plan	x	Board determined multiple or fraction of EP goal	=	EP Bonus

The EP component of the EP/IP Plan had unlimited upside and downside limited to zero, or loss of amounts accumulated from previous years in the Bonus Bank.

For any EP Bonus amounts realised in any one year in excess of the STI target:

- one third was considered earned and paid in that year; and
- the remaining two thirds were credited to the Bonus Bank of the executive and subject to being paid out equally in the following two years, provided that the performance target was met and the executive continued to meet the eligibility standards for additional payments.

(b) Individual Performance component of the EP/IP Plan (IP component)

Senior executives who participated in the EP/IP plan also participated in the IP component.

The IP component related participants' financial rewards to their achieving specific individual objectives that benefited the company and indirectly increased shareholder value.

The IP component was based on the participant's performance rating at the end of the Plan Year and/or when he or she changed roles during the year. Participants were given a rating based on a review of which of their individual objectives they achieved and how they achieved them.

Base salary	x	STI target as a % of base salary	x	Percentage of STI Target participating in IP component of EP/IP Plan	x	Performance rating multiple or fraction	=	IP Bonus

3.2.2 Deferred Bonus Program (both short and long-term incentive)

Sections 5 and 6 explain the Supervisory Board's assessment of the EP component of the EP/IP Plan and the reasons for the one-off Deferred Bonus Program.

Payments under this plan comprised of a cash payment equal to one third of the total value (short-term incentive) and a grant of two year vesting restricted stock units equal to two thirds of the value (long-term incentive) in June 2008.

The total value of cash and restricted stock units under the Deferred Bonus Program was 75% of the STI target in fiscal year 2008, which therefore included 75% of the Bonus Bank the senior executive had accumulated for the company's good performance in fiscal years 2006 and 2007.

Restricted stock units are unfunded and unsecured contractual entitlements for shares to be issued in the future. The restricted stock units granted in respect of the Deferred Bonus Program vest and convert into shares on a one-for-one basis in two years if the senior executive has maintained a satisfactory level of performance during this period, subject to exceptions based on the reasons for the recipient's departure and other specified corporate events. Further details of the restricted stock units and the Deferred Bonus Program are set out in Section 8 below and in the Notice of Meetings for the 2008 AGM.

The CEO is also a participant in this program and, subject to shareholder approval, will receive a grant of restricted stock units in August 2008.

3.2.3 Long-term incentives

(a) EP Bonus Banking mechanism under EP/IP Plan

The EP component of the EP/IP Plan included a Bonus Banking mechanism which was treated as a long-term incentive to keep participants focussed on sustaining Economic Profit performance over a three year term. If the company missed its EP goal in any given year, funds were subtracted from the senior executive's Bonus Bank (if any).

In fiscal year 2008, as a result of the difficult macro economic conditions facing the US housing market, Bonus Bank amounts accrued in fiscal years 2006 and 2007 were reduced to zero.

(b) JHI NV Equity Incentive Plan (Option Plan)

To reinforce executives' alignment with the financial interest of shareholders, James Hardie provided equity-based long-term incentives in the form of share options under the 2001 JHI NV Equity Incentive Plan (Option Plan) for all senior executives other than the Managing Board directors. Award levels were determined based on the Remuneration Committee's review of local market standards and the individual's responsibility, performance and potential to enhance shareholder value. The award levels were converted to a specific number of options using the value of the options on the date of grant based on the Black Scholes option pricing model, with the exercise price set on that date.

The options generally vested 25% on the 1st anniversary of the grant, 25% on the 2nd anniversary date and 50% on the 3rd anniversary date. As the majority of participants are US employees, the company considered that it was appropriate that these options follow normal and customary US grant guidelines and had no performance hurdles.

The details of the Option Plan, and other long-term incentive plans with outstanding equity grants, are set out in section 8 on page 57 of this annual report.

(c) Managing Board long-term incentives under LTIP

In fiscal year 2008, Managing Board directors had a link between their long-term incentives and the performance of the company through options granted under the LTIP. These options are based on two hurdles: the company's Total Shareholder Return (TSR) and Return on Capital Employed (ROCE) performance relative to a peer group, and vest on the anniversary of the issue date (the third anniversary for options with a ROCE hurdle and the fifth anniversary for options with a TSR hurdle). The total value of the options granted was apportioned using the Monte Carlo option pricing model, 50:50 between options with ROCE and TSR performance hurdles.

The purpose of the LTIP was to retain and motivate the Managing Board directors and ensure they make decisions that represent the best interests of shareholders as they drive the company's business forward. The companies that comprise the peer groups for both types of options granted under the LTIP are identified on page 58 of this annual report.

ROCE performance hurdle

ROCE is calculated by dividing earnings before interest and taxes by net capital employed (ie fixed assets plus net working capital). This measures the efficiency with which capital is being used to generate revenue and earnings and provides for a comparison with peer companies' management performance in areas over which the company has control. For the purposes of this calculation, all ROCE components exclude any amounts paid or provided for by way of contribution to the AICF (relating to the company's voluntary compensation for proven asbestos-related personal injury and death claims), and any related foreign currency translation income or expense.

The number of options that vest will depend on the company's ROCE performance relative to the peer group. No options will vest unless the company has achieved at least the 60th percentile relative to comparable companies over the performance period.

TSR performance hurdle

TSR refers to the total shareholder return of a peer group of comparable companies in the S&P/ASX 100. No options will vest unless the company has achieved at least the 50th percentile relative to the comparable companies in the S&P/ASX100 over the performance period.

3.3 At Risk components paid in fiscal year 2008

Details of the "At Risk" compensation including the percentage of the "At Risk" compensation awarded or forfeited in fiscal year 2008 for Managing Board directors and senior executives are set out below. Equity long-term incentive is not included in the table as it does not start to vest until at least 12 months after the grant date and it would only be forfeited during that fiscal year in limited circumstances all of which involve the employee ceasing employment. All amounts shown in this table relating to fiscal year 2008 were paid in June 2008.

	Short-term cash incentive[1]		Long-term Bonus Bank incentive[2]	
	Awarded %	Forfeited %	Awarded %	Forfeited %
Managing Board directors				
Louis Gries	78	22	–	100
Russell Chenu	100	–	N/A	100
Former Managing Board director				
Benjamin Butterfield	–	100	–	100
Senior executives				
Peter Baker	68	32	–	100
Robert Cox	N/A	N/A	N/A	N/A
Mark Fisher	75	25	–	100
Grant Gustafson	48	52	–	100
Brian Holte	51	49	–	100
Nigel Rigby	75	25	–	100
Joel Rood	40	60	–	100
Former senior executives				
Jamie Chilcoff	–	100	–	100
Robert Russell	–	100	–	100

[1] Awarded = % of fiscal year 2008 of STI target actually paid. Includes discretionary cash payment under Deferred Bonus Program in June 2008 which, as stated in section 3.2.2 on page 50, is based on the 2008 STI target and Bonus Bank amounts from fiscal years 2006 and 2007. Forfeited = % of STI target lost.

[2] Awarded = % of possible fiscal year 2008 payment from Bonus Bank amounts accumulated in fiscal year 2006 and fiscal year 2007 actually paid. Forfeited = % of possible payment lost.

3.4 At Risk components payable in future years

Details of the minimum and maximum value of the "At Risk" compensation for fiscal year 2008 that may be paid to Managing Board directors and senior executives over future years are set out below. The minimum amount payable is nil in all cases.

	Long-term incentive Bonus Bank (US dollars)		Long-term incentive equity-based[1] (US dollars)				
	2009	2010	2009	2010	2011	2012	2013
Managing Board directors[2]							
Louis Gries	–	–	755,280	755,280	312,458		
Russell Chenu	–	–	114,642	114,642	47,427		
Former Managing Board director							
Benjamin Butterfield	–	–	–	–	–		
Senior executives							
Peter Baker	–	–	21,496	12,256	5,673		
Robert Cox	–	–	–	–	–		
Mark Fisher	–	–	125,391	71,495	33,095		
Grant Gustafson	–	–	100,313	57,196	26,476		
Brian Holte	–	–	112,852	64,345	29,786		
Nigel Rigby	–	–	125,391	71,495	33,095		
Joel Rood	–	–	112,852	64,345	29,786		
Former senior executives							
Jamie Chilcoff[3]	–	–	–	–	–		
Robert Russell[4]	–	–	87,774	50,046	–		

[1] Represents annual SG&A expense for the aggregate fiscal year 2008 and stock option award fair market value estimated using the Black-Scholes (for the senior executives) or Monte Carlo (for the Managing Board) option-pricing model depending on the plan the options were issued under.

[2] The Managing Board directors received performance options in FY 2008 (calendar year 2007). Since these are expensed whether or not they ever vest, they are recorded here.

[3] Options granted in fiscal year 2008 expired on 26 May 2008.

[4] Under the terms of his separation agreement, all vested options at the time of his separation will expire on 17 January 2010.

4. NOT AT RISK REMUNERATION IN FISCAL YEAR 2008

"Not at Risk" remuneration comprises base salary, non-cash benefits, defined contribution retirement plan and superannuation.

4.1 Base salaries

James Hardie provides base salaries to attract and retain executives who are critical to the company's long-term success. The base salary provides a guaranteed level of income that recognises the market value of the position and internal equities between roles, and the individual's capability, experience and performance. Base pay for executives is positoned around the market median and is generally targeted at the median salary for positions of similar responsibility in peer groups. Base salaries are reviewed each year, although increases to them are not automatic.

4.2 Non-cash benefits

James Hardie's executives may receive non-cash benefits such as medical and life insurance benefits, car allowances, membership of executive wellness programs, long service leave and tax services to prepare their income tax returns if they are required to lodge returns in multiple countries.

4.3 Retirement Plans/Superannuation

In every country in which it operates, the company offers employees access to pension, superannuation or individual retirement savings plans.

5. LINK BETWEEN REMUNERATION POLICY AND COMPANY PERFORMANCE IN FISCAL YEAR 2008

5.1 Company performance

James Hardie's five-year EBIT in US$ terms (ex asbestos adjustments) and five-year total shareholder return (including dividends and capital returns) mapped against changes to US housing starts are shown in the two graphs below:

Five year EBIT (ex asbestos) growth
(Millions of US dollars)


08 207.5
07 318.9
06 280.7
05 196.2
04 172.2

JHX Total Return Index vs US housing starts


JHX Total Return Index
US Housing Starts
Index Rebased at 31 March 2003
220
180
140
100
60
20
31 March 2003
31 March 2004
31 March 2005
31 March 2006
31 March 2007
31 March 2008
Financial Year End

Graph compiled by Mercer (Australia) Pty Ltd using publicly available data. Note: Mercer (Australia) Pty Ltd provides no opinion on the veracity of the data.

Note: Past stock performance is not necessarily an indicator of future performance.

As shown in the table at section 2.1 on page 47 of this annual report, a significant proportion of the remuneration for the CEO and senior executives is "At Risk" remuneration. The company's remuneration arrangements aim to ensure a direct link between the performance of the company and bonuses paid and equity awarded.

In fiscal year 2008, the company was heavily affected by the macro economic conditions facing the entire housing industry in the United States. In the US, the housing market deteriorated in all four quarters of fiscal year 2008 and the last two quarters of fiscal year 2007. New housing starts were down 37% from fiscal year 2007 and 55% from their peak in fiscal year 2006.

In the face of these conditions, the company's USA Fibre Cement business continued to outperform the broader housing market for fiscal year 2008, with revenue down only 9% and sales volume down only 11%. At the same time, in spite of the dramatic downturn in the US housing market in fiscal year 2008, the USA Fibre Cement business was still able to hold price and deliver an EBIT margin of 27.4%. The USA Fibre Cement business still accounted for 82% of total company profit and 78% of total company sales.

These results were achieved mainly through the successful execution of the company's primary demand growth strategies to achieve further market penetration at the expense of alternative materials such as wood and vinyl, driving stronger volume, and its continued success in introducing higher margin products (such as the ColorPlus® collection of products), driving stronger revenue. This out-performance of the market has existed for a number of years.

5.2 Market effect on remuneration in fiscal year 2008

The EP goal for the EP component of the EP/IP Plan was set in 2006. The target setting did not anticipate the negativ e US housing market growth in fiscal 2008. Therefore, the company did not achieve the target growth in Economic Profit in fiscal year 2008 and no payments were made under the EP component of the EP/IP Plan.

As a result:

- payments under the corporate component of the short-term incentive plan were nil;
- all eligible employees forfeited their entire long-term incentive cash payments accumulated in fiscal years 2006 and 2007;
- all options issued under the company's long-term incentive plans ended the year substantially below their exercise price; and
- the options issued to Managing Board directors ended the last fiscal year less likely to vest as the strong performance of comparative Australian companies, in particular resources stocks, was in stark contrast to the performance of companies exposed to the US housing market.

6. REVIEW OF EXECUTIVE REMUNERATION

The composition of remuneration is evaluated by the Remuneration Committee every year to make sure that it continues to achieve the objectives of the remuneration policy. Changes to the composition of remuneration and, if applicable, the remuneration policy itself, are recommended to the Supervisory Board from time to time.

The Remuneration Committee and Supervisory Board reviewed the company's performance in relation to its US peers in light of the overall economic environment and determined that the company had generally done a superior job of delivering relatively strong results in the current US housing market.

In particular, the Supervisory Board considered that the company's continued out-performance of the market through six consecutive quarters of deterioration in the US housing market reflected well on the strategies set and implemented by management.

The Supervisory Board believes that the company's formal "At Risk" short and long-term incentive plans were not delivering the objectives of the remuneration policy as they did not provide senior executives with rewards reflecting this performance during fiscal year 2008. In particular:

- the EP component of the EP/IP Plan assumed an external growth environment that was predictable;
- the EP component of the EP/IP Plan did not recognise or measure performance that took account of volatile external market conditions and declines or growth in US housing starts (uncontrollable external factors) were bigger determinants in the size of incentive payouts than the company's actual performance; and
- the forfeiture of the Bonus Bank from previous years meant the company had few retention mechanisms in place for its senior executives at the very time that it was most desirous of retaining these employees.

After carefully assessing the senior executives' response to and performance in the extreme market conditions described in section 5.1 above, the Supervisory Board concluded that executives' performance was of such a standard that, in this instance, an exceptional discretionary bonus was justified, and implemented the Deferred Bonus Program. To optimise senior executive retention and align them with shareholder interests, only one third of the bonus was paid as cash in June 2008 and two thirds was granted as restricted stock units, also in June 2008, with a two year vesting period resulting in vesting of shares equal to the number of RSUs in June 2010 if the recipient maintains satisfactory level of performance during this period.

Further details of the Deferred Bonus Program are set out in section 3.2.2 on page 50 of this annual report.

Before finalising its fiscal year 2009 executive remuneration arrangements, the Remuneration Committee and Supervisory Board asked Towers Perrin and Guerdon Associates to assist them to review the competitiveness, appropriateness and effectiveness of all aspects of executive remuneration. Following their reviews, the Remuneration Committee and Supervisory Board resolved to amend the company's remuneration arrangements for fiscal year 2009 by:

- introducing a new short-term incentive plan focussed on separate EBIT goals depending on the executive's division;
- temporarily transferring a portion of LTI target to STI target, with this portion provided in restricted stock units instead of cash; and
- providing a long-term incentive equity grant of performance restricted stock units that delivers a grant of shares if the company's three to five year relative TSR is superior to a peer group of other companies exposed to the US building materials market.

In making these decisions, the Supervisory Board noted that if the EP/IP Plan had remained in place during fiscal year 2009, even if the company continued to outperform the market but the US housing market deteriorated further, management was unlikely to receive any payments under the corporate component of the EP/IP Plan.

The Remuneration Committee believes that these initiatives respond appropriately to the substantial amount of uncertainty and volatility in the US housing market.

The Remuneration Committee is also investigating executive remuneration design alternatives that promise to remain robust and valid beyond 2009.

The changes to remuneration for fiscal year 2009 are described in more detail in section 7 on page 55 of this annual report.

7. REMUNERATION FOR FISCAL YEAR 2009

7.1 Changes to compensation mix for fiscal year 2009

In order to focus management on dealing with the volatility in the US market, the Supervisory Board has resolved that 70% of each senior executive's LTI target will be transferred to the STI target under the Executive Incentive Program for fiscal year 2009. This decision also responds to the practical difficulty of setting valid longer-term targets in a volatile market.

However, to ensure that the longer term interests of shareholders remain aligned with executives, the enlarged STI target attributable to the transfer of 70% of the LTI target in fiscal year 2009 will be rewarded in restricted stock units with a two year vesting period vesting in June 2011.

The remaining 30% of each senior executive's LTI target will be based on the company's relative TSR performance over a three to five year period against a peer group of other companies exposed to the US building materials market.

The Supervisory Board considers this transfer of LTI target to STI target to be a one-off reponse to the macro economic conditions facing the entire housing industry in the United States. It is the intent of the Supervisory Board to have the senior executive compensation mix revert back to a greater focus on long-term results once the US housing market has stabilised.

7.2 At Risk remuneration for fiscal year 2009

7.2.1 Overview of At Risk components for fiscal year 2009

Following its review of the existing remuneration plans, the Remuneration Committee and Supervisory Board resolved that the following "At Risk" incentive plans will be in place for fiscal year 2009:

Duration	Plan Name	Further Details
Short-Term Incentive	Executive Incentive Program	Section 7.2.2.1 (a) below
	Individual Performance Plan (IP Plan)	Section 7.2.2.1 (b) below
Long Term Incentive	Executive Incentive Program with vesting deferred for a further two years	Section 7.1 above and Section 7.2.2.1(a) below
	LTIP for senior executives and Managing Board directors with relative TSR performance hurdles	Section 7.2.2.2 below

The EP component of the old EP/IP Plan was specifically designed to reward progressive improvement in the drivers of shareholder value in an external growth environment that was predictible. The Supervisory Board and Remuneration Committee recognised that the EP component of the EP/IP Plan was not suitable in times of exceptional external market volatility and unpredictability and, on the advice of the Remuneration Committee, terminated this component for fiscal year 2009 and beyond.

Instead, the company has introduced the new Executive Incentive Program and IP Plan. Both Managing Board directors and senior executives will receive equity long-term incentives under the Executive Incentive Program (with vesting of the restricted stock units deferred for two years) and the Relative TSR Plan.

7.2.2 Details of At Risk components for fiscal year 2009

7.2.2.1 Short-term incentives

Excluding the one-off allocation of LTI to the Executive Incentive Program, the STI target for the Managing Board directors and other senior executives other than the CFO and EVP–Asia Pacific will continue to be allocated 80% towards corporate goals (Executive Incentive Program) and 20% towards individual goals (IP Plan).

(a) Executive Incentive Program

Change to compensation mix

For the reasons described in Section 7.1 above, the STI target will be increased in fiscal year 2009 by transferring 70% of LTI target. This will enhance senior executive focus on the immediate issues and opportunities associated with the US housing downturn, while also acknowledging the difficulty in setting long-term targets with the market in its current state.

Any STI payment based on this amount transferred to the STI target will, at the conclusion of fiscal year 2009, be received in restricted stock units with an additional two-year vesting period. This will maintain alignment with longer term shareholder interests and retain strongly performing senior executives. The remainder of the STI payment will be paid in full in cash within three months of the end of the fiscal year.

Description

The Executive Incentive Program will reward management based on performance against EBIT goals adopted at the start of the fiscal year. Each EBIT goal for fiscal year 2009 was derived internally based on the current business environment and outlook. The Audit Committee reviewed and discussed the EBIT goals with the Remuneration Committee before they were approved by the Supervisory Board.

Participating employees will have one of three EBIT goals, depending in their function and location:

- US participants will have an EBIT goal based on the EBIT of the US business in US$. The EBIT goal will be indexed up or down depending on whether US housing starts increase or decrease;
- Managing Board directors and corporate staff will have an EBIT goal based on JHI NV's consolidated results in US$, with the US component calculated and indexed in the same manner as for US participants; and
- Asia Pacific participants will have an EBIT goal based on the performance of the Asia Pacific region.

All other strategic, financial and individual objectives will be measured under the IP Plan.

Participants may earn between 0% and 200% of their enlarged STI target, depending on performance. Payments will commence on a sliding scale paying nil at 70% of the EBIT goal; 100% of STI target if the EBIT goal is reached; and extra rewards for out-performance, capping out at 200% of STI target if 120% of the EBIT goal is achieved, based on the payout schedule below:

Executive Incentive Program payout schedule



Payout (% of STI target)
250
200
150
100
50
0
70
80
90
100
110
120
130
Performance (% of EBIT goal)

In implementing the Executive Incentive Program, the Supervisory Board had a strong desire to design a plan that would not be overly punitive or generous due to external factors. It noted that the US housing market was highly cyclical and currently experiencing a high level of uncertainty and volatility which made forecasting difficult. Given these conditions, the Supervisory Board proposed to index the EBIT goal for US participants (and for the US business part of the EBIT goal for the Managing Board directors and corporate executives) to US housing starts. The EBIT goal will be adjusted based on the degree that US housing starts vary from the initial estimate used to set the EBIT goal.

The Supervisory Board considers this to be appropriate as it protects the company against windfall payments if housing starts are greater than anticipated and provides appropriate incentive opportunities if housing starts are lower than anticipated.

Worked Example

The following example of how the Executive Incentive Program operates assumes an LTI target of US$1,800,000 and an STI target of US$900,000 (the CEO's fiscal year 2009 LTI and STI targets) and performance at 110% of EBIT goal. 70% of the LTI target and 80% of the STI target are tested based on performance under the Executive Incentive Program. Based on 110% of the EBIT goal, the CEO would receive 150% of the STI target, as follows:

- 80% x US$900,000 x 150% = US$1,080,000 to be paid in cash in May or June 2009.
- 70% x US$1,800,000 x 150% = US$1,890,000 to be settled in RSUs in May or June 2009. At a value of US$6/share this is equivalent to 315,000 RSUs.

After an additional two year vesting period, when the RSUs vest in 2011, they could be worth:

- 315,000 RSUs x US$4/share = US$1,260,000
- 315,000 RSUs x US$8/share = US$2,520,000

2009 LTI target	x	70%[1]	x	Payout based on performance against EBIT goal	=	Value to be received as 2-year vesting RSUs
2009 STI target	x	80%[2]	x		=	Value to be received in cash

[1] Being amount of LTI target transferred to STI target under the Executive Incentive Program.

[2] Being amount of STI target under the Executive Incentive Program.

The main difference between the new Executive Incentive Program and the old EP/IP Plan is that if housing starts improve sooner than expected, the EBIT goal will also increase. In addition, unlike the prior EP/IP Plan, total payouts under the Executive Incentive Program will be capped.

Further details of the Executive Incentive Program will be contained in the company's fiscal year 2009 Remuneration Report.

(b) Individual Performance Plan (IP Plan)

The termination of the EP/IP Plan included the termination of the IP component of that plan. The new IP Plan follows the same format as the old IP component of the EP/IP Plan. The separation of the old IP component into a separate Plan will allow the Remuneration Committee to respond to changes in the company's environment in the future without terminating both plans. Payments under the IP Plan will be capped.

7.2.2.2 Long-term incentive

Relative TSR RSUs

The Remuneration Committee and Supervisory Board continue to believe that a relative performance measure of total shareholder return is an important component of a long-term equity incentive plan.

For fiscal year 2009 the company will replace the ASX100 peer group with a peer group of other companies exposed to the US building materials market. The peer group is:

Acuity Brands, Inc	Eagle Materials, Inc	Headwaters, Inc
Lennox International, Inc	Louisiana-Pacific Corp.	Martin Marietta Materials, Inc
Masco Corporation	MDU Resources Group, Inc	Mueller Water Products, Inc
NCI Building Systems, Inc	Owens Corning	Quanex Building Products Corp.
Sherwin Williams	Simpson Manufacturing Co.	Texas Industries, Inc
Trex	USG	Valmont Industries
Valspar Corporation	Vulcan Materials	Watsco, Inc

Each Relative TSR RSU will vest upon satisfaction of performance hurdles described below:

Performance against peer group	**% of Relative TSR RSUs vested**
< 50th Percentile	0%
50th Percentile	33%
51st – 74th Percentile	Sliding scale
≥ 75th Percentile	100%

The performance hurdle will be tested after three years from the grant date and retested at the end of each six month period following the third anniversary until the fifth anniversary (with each re-test extending the measurement period by a further six months such that re-testing at the fifth anniversary will be measured over a five year period). Any RSUs that have not vested after that time will lapse.

This re-testing reflects the fact that the company's share price can be subject to short-term fluctuations relating to public comment and disclosures on asbestos-related matters by other companies with asbestos exposures, members of the media and others. In addition, it extends the motivational potential of the plan from three to five years.

Further details of the Relative TSR RSUs and Relative TSR Plan are set out in Section 8 below and in the 2008 Notice of Meetings.

7.3 Not At Risk remuneration for fiscal year 2009

No significant changes to "Not at Risk" remuneration are planned for fiscal year 2009.

8. KEY TERMS OF OUTSTANDING EQUITY GRANTS

2001 JHI NV Equity Incentive Plan (Option Plan)	Annual grants made in December 2001, 2002, 2003, 2004 and 2005, November 2007 and December 2007.
	Off-cycle grants made to senior US executives on 19 October 2001 in exchange for the termination of shadow stock awards, previously granted in November 1999 and 2000, and to new employees in March 2007.
Offered to	Senior executives, not Managing Board directors.
Vesting schedule	25% of options vest on the 1st anniversary of the grant; 25% vest on the 2nd anniversary date and 50% vest on the 3rd anniversary date.
Expiration date	10th anniversary of each grant.

2005 Managing Board Transitional Stock Option Plan (MBTSOP)	Granted on 22 November 2005.
Offered to	Managing Board directors (CEO, CFO and Company Secretary and General Counsel).
Performance period	22 November 2005 to 22 November 2008.
Retesting	Yes, on the last Business Day of each six month period following the Third Anniversary and before the Fifth Anniversary.
Exercise period	Until November 2015.

Performance condition	TSR performance hurdle compared to a peer group of companies in the S&P/ASX 200 Index on the grant date excluding the companies listed in the 200 Financials and 200 Property Trust indices. *Vesting criteria* – 0% of performance rights vest if the company's TSR is below the 50th percentile of the peer group. – 50% of performance rights vest if the company's TSR is at the 50th percentile of the peer group. – Between 50th and 75th percentile, vesting is on a straight line basis with the company's ranking against the peer group (+2% for each percentile over the 50th percentile of the peer group). – 100% of performance rights vest if the company's TSR is in at least the 75th percentile of the peer group.

James Hardie Industries Long Term Incentive Plan 2006 (LTIP)	Granted on 21 November 2006 and August 2007.
Offered to	Managing Board directors (CEO, CFO and Company Secretary and General Counsel).
Performance period	3 years to 5 years from the grant date.
Retesting	Yes, for the TSR tranche only, on the last Business Day of each six month period following the Third Anniversary and before the Fifth Anniversary.
Exercise period	Until 5 years from the grant date.
Performance condition	*For the ROCE tranche:* ROCE performance against the following global peer group of building materials companies in USA, Europe and Australia specialising in building materials: Boral Limited, Valspar Corporation, Hanson plc, Rinker Group Limited (2006 grant only), Weyerhaeuser, Lafarge SA, CSR Limited, Cemex SA de CV, Nichihia Corp, Fletcher Building Limited, Martin Marietta Materials Inc, Saint Gobain, Eagle Materials Inc, Texas Industries, Wienerberger AG, Lousiana-Pacific Corporation, Florida Rock Industries Inc, CRH plc, USG Corporation, Vulcan Materials Co and The Siam Cement Plc. *For the TSR tranche:* TSR performance against a peer group of comparable companies in the S&P/ASX 100 at the time of grant and excluding financial institutions, insurance companies, property trusts, oil and gas producers and mining companies and be adjusted to take into account additions and deletions to S&P/ASX 100 during the relevant period.
Vesting criteria	*For the ROCE tranche:* – 0% of the options vest if the company's ROCE is not at the 60th percentile of the peer group. – 50% of the options vest if the company's ROCE is at the 60th percentile of the peer group. – Between the 60th and 85th percentile, vesting is on a straight line basis with the company's ranking against the peer group (+2% for each percentile over the 60th percentile of the peer group). – 100% of the options vest if the company's performance is in at least the 85th percentile of the peer group. *For the TSR tranche:* – 0% of performance rights vest if the company's TSR is below the 50th percentile of the peer group. – 50% of performance rights vest if the company's TSR is at the 50th percentile of the peer group.
	– Between 50th and 75th percentile, vesting is on a straight line basis with the company's ranking against the peer group (+2% for each percentile over the 50th percentile of the peer group).
	– 100% of performance rights vest if the company's TSR is in at least the 75th percentile of the peer group.

Deferred Bonus Program (Restricted Stock Units (RSUs)	One-off grant made in June 2008. Grant to CEO will be made in August 2008 subject to shareholder approval at the 2008 AGM.
Offered to	Senior executives and CEO but not other Managing Board directors.
Option Exercise Price	Nil
Vesting schedule	100% vest on the 2nd anniversary of the grant
Expiration date	On vesting, the RSUs convert into shares granted on a one-for-one basis.

Details of equity incentive plans that expired during fiscal year 2008 are provided in Note 16 to the consolidated financial statements, starting on page 109 of this annual report.

9. REMUNERATION TABLES FOR MANAGING BOARD DIRECTORS AND SENIOR EXECUTIVES

9.1 Total remuneration for Managing Board directors for the years ended 31 March 2008 and 2007

Details of the remuneration of each Managing Board director of James Hardie are set out below:

(US dollars)		Primary		Post-employment	Equity	Other		
Name	Base Pay	Bonuses[1]	Noncash Benefits[2]	Superannuation and 401(k) Benefits	Stock Appreciation Rights and Options[3]	Relocation Allowances, Expatriate Benefits, and Other Non-recurring	Severance	Total
Managing Board directors								
Louis Gries								
Fiscal year 2008	$ 836,763	$ 659,033	$ 143,477	$ 24,741	$ 1,588,941	$ 161,380	$ –	$ 3,414,335
Fiscal year 2007	786,612	1,738,430	72,317	14,287	755,110	121,498	–	3,488,254
Russell Chenu								
Fiscal year 2008	712,430	238,851	44,032	63,238	223,959	133,451	–	1,415,961
Fiscal year 2007	596,181	200,161	57,628	57,776	101,282	79,849	–	1,092,877
Former Managing Board director								
Benjamin Butterfield[4]								
Fiscal year 2008	168,470	–	61,702	–	260,028	61,430	335,323	886,953
Fiscal year 2007	322,497	466,516	61,598	13,200	206,351	111,160	–	1,181,322
Total Remuneration for Managing Board directors								
Fiscal year 2008	$ 1,717,663	$ 897,884	$ 249,211	$ 87,979	$ 2,072,928	$ 356,261	$ 335,323	$ 5,717,249
Fiscal year 2007	$ 1,705,290	$ 2,405,107	$ 191,543	$ 85,263	$ 1,062,743	$ 312,507	$ –	$ 5,762,453

[1] Bonuses in respect of each fiscal year are paid in June of the following fiscal year. The amount in fiscal year 2008 includes all incentive amounts earned in respect of fiscal year 2008 and the cash component of the Deferred Bonus Program. See section 3.2.1 and 3.2.2 for a summary of the terms of our EP/IP Plan and Deferred Bonus Program, respectively.

[2] Includes the aggregate amount of all noncash benefits received by the executive in the year indicated. Examples of noncash benefits that may be received by our executives include medical and life insurance benefits, car allowances, membership in executive wellness programs and tax services.

[3] Options are valued using either the Black-Scholes option-pricing model or the Monte Carlo option-pricing method, depending on the plan the options were issued under, and the fair value of options granted are included in compensation during the period in which the options vest. For the Black-Scholes model, the weighted average assumptions and weighted average fair value used for grants in fiscal year 2008 were as follows: 5.0% dividend yield; 30.0% expected volatility; 3.4% risk free interest rate; 4.4 years of expected life; and A$1.13 weighted average fair value at grant date. For the Monte Carlo method, the weighted average assumptions and weighted average fair value used for grants in fiscal year 2008 were as follows: 5.0% dividend yield; 32.1% expected volatility; 4.2% risk free interest rate; and A$3.14 weighted average fair value at grant date. The figures stated here for Mr Gries include Stock Appreciation Rights. In December 2007, the remaining Stock Appreciation Rights vested and were exercised.

[4] Mr Butterfield separated from the company effective 1 October 2007. Severance amount includes lump sum cash payment of US$335,323. In addition, as part of his severance benefits, Mr Butterfield entered into a two-year consulting agreement, under which he will be paid a consulting fee equivalent to his current annual salary, at the time of his separation, on a monthly basis for up to a period of 24 months provided that the consulting agreement is not terminated earlier in accordance with its terms.

9.2 Total remuneration for senior executives for the years ended 31 March 2008 and 2007

Details of the remuneration of each senior executive of James Hardie are set out below:

(US dollars)	Primary			Post-employment	Equity	Other		
Name	Base Pay	Bonuses[1]	Noncash Benefits[2]	Super-annuation and 401(k) Benefits	Options[3]	Relocation Allowances, Expatriate Benefits, and Other Non-recurring[4]	Severance	Total
Senior executives								
Peter Baker[5]								
Fiscal year 2008	$ 341,244	$ 57,958	$ 6,728	$ 30,712	$ 51,296	$ –	$ –	$ 487,938
Fiscal year 2007	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Robert Cox[6]								
Fiscal year 2008	86,538	–	2,332	2,077	–	65,502	–	156,449
Fiscal year 2007	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Mark Fisher								
Fiscal year 2008	326,510	136,890	25,505	11,958	299,823	–	–	800,686
Fiscal year 2007	301,538	346,849	24,044	13,408	295,748	–	–	981,587
Grant Gustafson								
Fiscal year 2008	313,077	82,811	29,446	12,681	164,951	29,655	–	632,621
Fiscal year 2007	254,808	142,914	18,896	11,619	55,046	104,913	–	588,196
Brian Holte[5]								
Fiscal year 2008	315,000	88,191	36,387	10,177	192,783	71,072	–	713,610
Fiscal year 2007	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Nigel Rigby								
Fiscal year 2008	326,510	136,890	34,307	–	299,823	12,418	–	809,948
Fiscal year 2007	301,538	350,488	22,673	–	282,435	–	–	957,134
Joel Rood[5]								
Fiscal year 2008	315,000	69,300	37,827	–	190,408	3,879	–	616,414
Fiscal year 2007	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Former senior executives								
Jamie Chilcoff[7]								
Fiscal year 2008	299,646	–	41,966	9,611	290,804	42,586	–	684,613
Fiscal year 2007	310,961	373,192	44,136	12,842	277,998	–	–	1,019,129
Robert Russell[8]								
Fiscal year 2008	258,929	–	50,935	13,298	286,294	75,778	83,635	768,869
Fiscal year 2007	301,538	359,235	48,159	13,408	295,748	6,058	–	1,024,146
Total remuneration for senior executives								
Fiscal year 2008	$ 2,582,454	$ 572,040	$ 265,433	$ 90,514	$ 1,776,182	$ 300,890	$ 83,635	$ 5,671,148
Fiscal year 2007	$ 1,470,383	$ 1,572,678	$ 157,908	$ 51,277	$ 1,206,975	$ 110,971	$ –	$ 4,570,192

[1] Bonuses in respect of each fiscal year are paid in June of the following fiscal year. The amount in fiscal year 2008 includes all incentive amounts earned in respect of fiscal year 2008 and the cash component of the Deferred Bonus Program. See section 3.2.1 and 3.2.2 for a summary of the terms of our EP/IP Plan and Deferred Bonus Program, respectively.

[2] Includes the aggregate amount of all noncash benefits received by the executive in the year indicated. Examples of noncash benefits that may be received by our executives include medical and life insurance benefits, car allowances, membership in executive wellness programs, long service leave, and tax services.

[3] Options are valued using the Black-Scholes model and the fair value of options granted are included in compensation during the period in which the options vest. The weighted average assumptions and weighted average fair value used for grants in fiscal year 2008 were as follows: 5.0% dividend yield; 30.0% expected volatility; 3.4% risk free interest rate; 4.4 years of expected life; and A$1.13 weighted average fair value at grant date.

[4] Other non-recurring includes cash paid in lieu of vacation accrued, as permitted under the company's US vacation policy and California law.

[5] Messrs Baker, Holte and Rood were not executives for whom the company reported remuneration in fiscal year 2007.

[6] Mr Cox joined the company on 14 January 2008 and became a member of the Managing Board effective 7 May 2008.

[7] Mr Chilcoff separated from the company effective 25 February 2008. Mr Chilcoff entered into a two-year consulting agreement, under which he will be paid a consulting fee equivalent to his current annual salary, at the time of his separation, on a monthly basis for up to a period of 24 months provided that the consulting agreement is not terminated earlier in accordance with its terms. Mr Chilcoff received cash of US$36,304 as payment for his accrued vacation time and this is recorded as Other Non-Recurring in this table.

[8] Mr Russell separated from the company effective 18 January 2008. Severance amount includes post-employment consulting fees and health insurance benefits paid in fiscal year 2008. As part of his separation benefits, Mr Russell entered into a two-year consulting agreement, under which he will be paid a consulting fee equivalent to his current annual salary, at the time of his separation, on a monthly basis for up to a period of 24 months provided that the consulting agreement is not terminated earlier in accordance with its terms. Mr Russell will also receive health insurance benefits up to 18 months following his separation date. The exercise period for his vested options was extended until the end of his post-employment consulting agreement with the company. Mr Russell received cash of US$67,726 as payment for his accrued vacation time and this is recorded as Other Non-Recurring in this table.

9.3 Equity Holdings for the years ended 31 March 2008 and 2007

9.3.1 Options granted to Managing Board directors

Name	Grant Date	Exercise Price per right (A$)	Holding at 1 April 2007	Granted	Total Value at Grant[1] (US$)	Vested	Exercised	Value at Exercise per right[2] (US$)	Lapsed	Value at Lapse per right[3] (US$)	Holding at 31 March 2008	Weighted Average Fair Value per right[4]
Managing Board directors												
Louis Gries	19 Oct 01	3.1321	40,174	200,874	71,732	200,874	160,700	1.98	–	–	40,174	0.3571
	19 Oct 01	3.0921	175,023	437,539	168,321	437,539	262,516	2.11	–	–	175,023	0.3847
	17 Dec 01	5.0586	324,347	324,347	137,296	324,347	–	–	–	–	324,347	0.4233
	3 Dec 02	6.4490	325,000	325,000	210,633	325,000	–	–	–	–	325,000	0.6481
	5 Dec 03	7.0500	325,000	325,000	338,975	325,000	–	–	–	–	325,000	1.0430
	22 Nov 05	8.5300	1,000,000	1,000,000	2,152,500	–	–	–	–	–	1,000,000	2.1525
	21 Nov 06	8.4000	415,000	415,000	888,100	–	–	–	–	–	415,000	2.1400
	21 Nov 06	8.4000	381,000	381,000	1,131,570	–	–	–	–	–	381,000	2.9700
	29 Aug 07	7.8300	–	445,000	965,650	–	–	–	–	–	445,000	2.1700
	29 Aug 07	7.8300	–	437,000	1,302,260	–	–	–	–	–	437,000	2.9800
Russell Chenu	22 Feb 05	6.3000	93,000	93,000	107,973	93,000	–	–	–	–	93,000	1.1610
	22 Nov 05	8.5300	90,000	90,000	193,725	–	–	–	–	–	90,000	2.1525
	21 Nov 06	8.4000	65,000	65,000	139,100	–	–	–	–	–	65,000	2.1400
	21 Nov 06	8.4000	60,000	60,000	178,200	–	–	–	–	–	60,000	2.9700
	29 Aug 07	7.8300	–	60,000	130,200	–	–	–	–	–	68,000	2.1700
	29 Aug 07	7.8300	–	60,000	178,800	–	–	–	–	–	66,000	2.9800
Former Managing Board director												
Benjamin	22 Feb 05	6.3000	180,000	180,000	208,980	90,000	90,000	–	90,000	–	–	1.1610
Butterfield	22 Nov 05	8.5300	230,000	230,000	495,075	–	–	–	–	–	230,000	2.1525
	21 Nov 06	8.4000	–	110,000	235,400	–	–	–	–	–	110,000	2.1400
	21 Nov 06	8.4000	–	101,000	299,970	–	–	–	–	–	101,000	2.9700

[1] Total Value at Grant = Weighted Average Fair Value per right multiplied by number of rights granted.

[2] Value at Exercise/right = Value Market Value of a share of the company's stock at Exercise less the Exercise price per right.

[3] Value at Lapse/right = Fair Market Value of a share of the company's stock at Lapse less the Exercise price per right.

[4] Weighted Average Fair Value per right is estimated on the date of grant using the Black-Scholes option-pricing model or Monte Carlo option-pricing method, depending on the plan the options were issued under.

9.3.2 Options granted to senior executives

Name	Grant Date	Exercise Price per right (A$)	Holding at 1 April 2007	Granted	Total Value at Grant[1] (US$)	Vested	Exercised	Value at Exercise per right[2] (US$)	Lapsed	Value at Lapse per right[3] (US$)	Holding at 31 March 2008	Weighted Average Fair Value per right[4]
Senior executives												
Peter Baker	1 Dec 05	8.9000	40,000	40,000	81,292	20,000	–	–	–	–	40,000	2.0323
	21 Nov 06	8.4000	27,500	27,500	50,501	6,875	–	–	–	–	27,500	1.8364
	10 Dec 07	6.3800	–	47,619	47,157	–	–	–	–	–	47,619	0.9903
Mark Fisher	19 Oct 01	3.1321	–	40,174	14,346	40,174	40,174	2.11	–	–	–	0.3571
	19 Oct 01	3.0921	92,113	92,113	35,436	92,113	–	–	–	–	92,113	0.3847
	17 Dec 01	5.0586	68,283	68,283	28,904	68,283	–	–	–	–	68,283	0.4233
	3 Dec 02	6.4490	74,000	74,000	47,959	74,000	–	–	–	–	74,000	0.6481
	5 Dec 03	7.0500	132,000	132,000	137,676	132,000	–	–	–	–	132,000	1.0430
	14 Dec 04	5.9900	180,000	180,000	183,276	180,000	–	–	–	–	180,000	1.0182
	1 Dec 05	8.9000	190,000	190,000	386,137	95,000	–	–	–	–	190,000	2.0323
	21 Nov 06	8.4000	158,500	158,500	291,069	39,625	–	–	–	–	158,500	1.8364
	10 Dec 07	6.3800	–	277,778	275,064	–	–	–	–	–	277,778	0.9903
Grant	21 Nov 06	8.4000	158,500	158,500	291,069	–	–		–		158,500	1.8364
Gustafson	10 Dec 07	6.3800	–	222,222	220,066	–	–	–	–	–	222,222	0.9903
Brian Holte	27 Mar 07	8.3500	151,400	151,400	292,187	37,850	–		–		151,400	1.9299
	10 Dec 07	6.3800	–	250,000	247,575	–	–	–	–	–	250,000	0.9903
Nigel Rigby	17 Dec 01	5.0586	20,003	20,003	8,467	20,003	–	–	–	–	20,003	0.4233
	3 Dec 02	6.4490	27,000	27,000	17,499	27,000	–	–	–	–	27,000	0.6481
	5 Dec 03	7.0500	33,000	33,000	34,419	33,000	–	–	–	–	33,000	1.0430
	14 Dec 04	5.9900	180,000	180,000	183,276	180,000	–	–	–	–	180,000	1.0182
	1 Dec 05	8.9000	190,000	190,000	386,137	95,000	–	–	–	–	190,000	2.0323
	21 Nov 06	8.4000	158,500	158,500	291,069	39,625	–	–	–	–	158,500	1.8364
	10 Dec 07	6.3800	–	277,778	275,084	–	–	–	–	–	277,778	0.9903
Joel Rood	13 Mar 07	8.9000	146,500	146,500	292,473	36,625	–		–		146,500	1.9964
	10 Dec 07	6.3800	–	250,000	247,575	–	–	–	–	–	250,000	0.9903
Former senior executives												
Jamie Chilcoff	19 Oct 01	3.1321	–	40,174	14,346	40,174	40,174	4.15	–	–	–	0.3571
	19 Oct 01	3.0921	–	92,113	35,436	92,113	92,113	4.18	–	–	–	0.3847
	17 Dec 01	5.0586	–	68,283	28,904	68,283	68,283	2.67	–	–	–	0.4233
	3 Dec 02	6.4490	–	111,000	71,939	111,000	111,000	1.61	–	–	–	0.6481
	14 Dec 04	5.9900	135,000	180,000	183,276	180,000	45,000	1.96	–	–	135,000	1.0182
	1 Dec 05	8.9000	190,000	190,000	386,137	95,000	–	–	95,000	–	95,000	2.0323
	21 Nov 06	8.4000	158,500	158,500	291,069	39,625	–	–	118,875	–	39,625	1.8364
	10 Dec 07	6.3800	–	222,222	220,066	–	–	–	222,222	–	–	0.9903
Robert Russell	19 Oct 01	3.1321	–	40,174	14,346	40,174	40,174	2.82	–	–	–	0.3571
	19 Oct 01	3.0921	–	138,170	53,154	138,170	138,170	3.08	–	–	–	0.3847
	17 Dec 01	5.0586	–	68,283	28,904	68,283	68,283	0.99	–	–	–	0.4233
	3 Dec 02	6.4490	–	111,000	71,939	111,000	111,000	1.46	–	–	–	0.6481
	5 Dec 03	7.0500	66,000	132,000	137,676	132,000	66,000	0.99	–	–	66,000	1.0430
	14 Dec 04	5.9900	45,000	180,000	183,276	180,000	45,000	1.82	–	–	135,000	1.0182
	1 Dec 05	8.9000	190,000	190,000	386,137	95,000	–	–	95,000	–	95,000	2.0323
	21 Nov 06	8.4000	158,500	158,500	291,069	39,625	–	–	118,875	–	39,625	1.8364
	10 Dec 07	6.3800	–	194,444	192,558	–	–	–	194,444	–	–	0.9903

[1] Total Value at Grant = Weighted Average Fair Value per right multiplied by number of rights granted.

[2] Value at Exercise/right = Value Market Value of a share of the company's stock at Exercise less the Exercise price per right.

[3] Value at Lapse/right = Fair Market Value of a share of the company's stock at Lapse less the Exercise price per right.

[4] Weighted Average Fair Value per right is estimated on the date of grant using the Black-Scholes option-pricing model.

9.3.3 Managing Board directors' relevant interests in JHI NV

Changes in current and former Managing Board directors' relevant interests in JHI NV securities between 1 April 2007 and 31 March 2008 are set out below:

	CUFS at 1 April 2007	CUFS at 31 March 2008	Options at 1 April 2007	Options granted 29 August 2007	Options at 31 March 2008
Managing Board directors					
Louis Gries	127,675	127,675	2,985,544	882,000	3,867,544
Russell Chenu	15,000	20,000	308,000	134,000	442,000
Former Managing Board director					
				Options exercised/forfeited	
Benjamin Butterfield	–	–	621,000	180,000	441,000

9.4 Loans

The company did not grant loans to Managing Board directors or senior executives during fiscal year 2008. There are no loans outstanding to Managing Board directors or senior executives.

10. EMPLOYMENT CONTRACTS

Remuneration and other terms of employment for the CEO and CFO and certain other senior executives are formalised in employment contracts. The main elements of these contracts are set out below.

10.1 CEO's employment contract

Details of the terms of the CEO's employment contract are as follows:

Components	Details
Length of contract	Three year term, commencing 10 February 2005. Term is automatically extended on 9th day of each February for an additional one year unless either party notifies the other, 90 days in advance of the automatic renewal date, that it does not want the term to renew.
Base salary	US$850,000 for current year.[1] Salary reviewed annually in May by the Supervisory Board.
Short-term incentive	Annual STI target is 100% of annual base salary: – 80% of this incentive target is based on the company meeting or exceeding pre-determined performance objectives; and – 20% of this incentive target is based on the CEO meeting or exceeding personal performance objectives. The Remuneration Committee recommends the company's and CEO's performance objectives, and the performance against these objectives, to the Supervisory Board for approval. The CEO's short-term incentive was calculated under the EP/IP Plan in fiscal year 2008, and will be calculated under the Executive Incentive Program and IP Plan in fiscal year 2009.
Long-term incentive	Upon the approval of the shareholders, stock options or other equity incentive will be granted each year. The recommended number of options or other form of equity to be granted will be appropriate for this level of executive in the US.
Defined Contribution Plan	The CEO may participate in the US 401(k) defined contribution plan up to the annual IRS limit. The company will match the CEO's contributions into the plan up to the annual IRS limit.
Resignation	The CEO may cease employment with the company by providing written notice.
Termination by James Hardie	The company may terminate the CEO's employment for cause or not for cause. If the company terminates the employment, not for cause, or the CEO terminates his employment "for good reason" the company will pay the following: a. amount equivalent to 1.5 times the annual base salary at the time of termination; and b. amount equivalent to 1.5 times the executive's Average STI actually paid in up to the previous three fiscal years as CEO; and c. continuation of health and medical benefits at the company's expense for the remaining term of the agreement and the consulting agreement referenced below.
Post-termination Consulting	The company will request the CEO, and the CEO will agree, to consult to the company upon termination for a minimum of two years, as long as the CEO maintains the company's non-compete and confidentiality agreements and executes a release of claims following the effective date of termination. Under the consulting agreement, the CEO will receive the annual base salary and annual target incentive in exchange for this consulting and non-compete. Under the terms of equity incentive grants made to the CEO under the MBTSOP and LTIP, the CEO's outstanding options will not expire during any post-termination consulting period.

[1] Actual fiscal year 2008 salary is shown in section 9.1 on page 59 of this annual report.

10.2 CFO's employment contract

Details of the CFO's employment contract are as follows:

Components	Details
Length of contract	Fixed period of three years concluding 5 October 2010.
Base salary	A$816,000 for current year.[1] Salary reviewed annually in May by the Supervisory Board.
Short-term incentive	Annual STI target is 33% of annual base salary based on the CFO meeting or exceeding personal performance objectives. The CFO does not participate in the Executive Incentive Program, but will in fiscal year 2009 to the extent that some of the CFO's LTI target has been transferred to STI target under the Executive Incentive Program.
Long-term incentive	Upon the approval of the shareholders, stock options or other long-term equity with performance hurdles will be granted each year. The recommended value of equity to be granted will be equivalent to at least US$350,000. If the CFO ceases employment with the company then a pro-rata amount of each tranche of the CFO's unvested options will expire on the date employment ceases, calculated based on the formula D=Cx(A/B), where A is the number of months from the date employment ceases to the first testing date, B is the number of months from the date of grant until the first testing date and C is the total number of options granted in the relevant tranche. The remaining unvested/unexercised options will continue as if the CFO remained employed by the company until the first testing date, at which point any options that do not vest at that time will also lapse.
Superannuation	The company will contribute 9% of gross salary to the CFO's nominated superannuation fund.
Resignation or Termination	The company or CFO may cease the CFO's employment with the company by providing three months' notice in writing.
Redundancy or diminution of role	If the position of CFO is determined to be redundant or subject to a material diminution in status, duties or responsibility, the company or the CFO may terminate the CFO's employment. The company will pay the CFO a severance payment equal to the greater of 12 months' pay or the remaining proportion of the term of the contract.

10.3 Benefits contained in contracts for CEO and CFO

Employment contracts for the CEO and CFO also specify the following benefits:

Components	Details
International Assignment	The Managing Board directors receive additional benefits due to international assignment: housing allowance, expatriate Goods and Services allowance, moving and storage.
Other	**Tax Equalisation:** The company covers the extra personal tax burden for Managing Board directors based in The Netherlands. **Tax Advice:** The company will pay the costs of filing income tax returns to the required countries. **Health, Welfare and Vacation Benefits:** Eligible to receive all health, welfare and vacation benefits offered to all US employees or similar benefits. They are also eligible to participate in the company's Executive Health and Wellness program. **Business Expenses:** Entitled to receive reimbursement for all reasonable and necessary travel and other business expenses they incur or pay for in connection with the performance of their services under their employment agreements. **Automobile:** The company will either purchase or lease an automobile for business and personal use or, in the alternative, they will be entitled to an automobile equivalent to the level of vehicle they could receive in the US.

[1] Actual fiscal year 2008 salary is shown in section 9.1 on page 59 of this annual report.

10.4 Senior executives' employment contracts

Details of employment contracts for senior executives (other than Brian Holte) are as follows:

Components	Details
Length of contract	Indefinite.
Base salary	Base salary is subject to Remuneration Committee approval and reviewed annually in May for increase effective 1 July.
Short-term incentive	An annual STI target is set at a percentage of the senior executive's salary. The STI target is between 65% and 25% depending on the individual; for US senior executives, 80% of this STI target is based on the company meeting or exceeding corporate performance objectives and 20% of this STI target is based on the US senior executive meeting or exceeding personal performance objectives. For Australian senior executives, this split is 70%–30%.
Long-term incentive	Upon the approval of the Supervisory Board, stock options have been granted each year under the JHI NV 2001 Equity Incentive Plan. It is anticipated that in the future senior executives will receive equity grants under the new plans proposed for fiscal year 2009.
Defined Contribution Plan/ Superannuation	US senior executives may participate in the US 401(k) defined contribution plan up to the annual IRS limit. The company will match the senior executive's contributions into the plan up to the annual IRS limit. For Australian senior executives, the company will contribute 9% of gross salary to the senior executive's nominated superannuation fund.
Resignation	US senior executives may cease employment with the company by providing 30 days' written notice. For Australian senior executives, this period is three months.
Termination by James Hardie	The company may terminate the senior executive's employment for cause or not for cause.
Post-termination Consulting	Depending on the US senior executive's individual contract, and the reasons for termination, the company may request the senior executive, and the senior executive will agree, to consult to the company for two years upon termination, as long as they sign and comply with 1) a consulting agreement, which will require them to maintain non-compete and confidentiality obligations to the company, and 2) a release of claims in a form acceptable to the company. In exchange for the consulting agreement, the company shall pay the senior executive's annual base salary as of the termination date for each year of consulting.
Other	**Health, Welfare and Vacation Benefits:** US senior executives are eligible to receive all health, welfare and vacation benefits offered to all other US employees. The US senior executives are also eligible to participate in the company's Executive Health and Wellness program. **Business Expenses:** The senior executives are entitled to receive reimbursement for all reasonable and necessary travel and other business expenses incurred or paid in connection with the performance of services under their employment. **Automobile:** For US senior executives, the company will either lease an automobile for business and personal use by the senior executive, or, in the alternative, the senior executive will be entitled to an automobile lease allowance not to exceed US$750 per month.
International Assignment	Senior executives who are on assignment in countries other than their own receive additional benefits which may include tax equalisation payment and tax advice, a car in the country they are assigned to, and financial assistance with housing, moving and storage.
	Brian Holte does not have such a written employment agreement, but receives Short-term incentive, Long-term incentive, Defined Contribution Plan and Other benefits as outlined above.

11. REMUNERATION FOR SUPERVISORY BOARD

Fees paid to Supervisory Board directors are determined by the Supervisory Board, with the advice of external remuneration advisors, within the maximum total amount approved by the shareholders from time to time. The current aggregate fee pool of US$1,500,000 was approved by shareholders in 2006.

Independent experts in Australia and the United States benchmark Supervisory Board directors' remuneration against peer companies, taking into consideration the level of fees paid to board members of companies with similar size, complexity of operations and responsibilities, and workload requirements of board members.

Board fees are not paid to Managing Board directors since the responsibilities of board membership are considered in determining the remuneration provided as part of their normal employment conditions.

11.1 Remuneration structure

Supervisory Board directors are paid a base fee for service on the James Hardie Boards. Additional fees are paid to the position of Chairman, Deputy Chairman and Board Committee Chairmen. The fees paid in fiscal 2008, and payable in fiscal 2009, are:

(US dollars)

Role	Fiscal 2008	Fiscal 2009
Chairman	$300,000[1] $215,000[2]	$215,000
Deputy Chairman	$175,000	$175,000
Board Member	$100,000	$120,000
Audit Committee Chair	$20,000	$20,000
Remuneration or Nominating and Governance Committee Chair	$10,000	$10,000

[1] To 31 January 2008

[2] From 1 February 2008

Following the commencement of proceedings by ASIC against the company and some of its former officers and directors, the company formed a Special Matter Committee to deal with issues related to the proceedings. Directors who attended meetings of the Special Matter Committee received fees of US$1,000 per meeting in addition to their base fee. The Special Matter Committee met once in fiscal year 2008.

As the focus of the Supervisory Board is on the long-term direction and well-being of James Hardie, there is no direct link between Supervisory Board directors' remuneration and the short-term results of the company.

No Supervisory Board director has been granted options or performance rights.

11.2 Supervisory Board Share Plan

Under the Supervisory Board Share Plan 2006 (SBSP), Supervisory Board directors can elect to receive some of their annual fees in JHI NV shares. The SBSP was last approved at the 2007 AGM for a period of three years.

In fiscal year 2008, Supervisory Board directors took US$50,000 of their gross base fees in JHI NV shares under the SBSP, other than Messrs DeFosset and Hammes who, pro rata during the time they were Chairman, took US$100,000 ($33\frac{1}{3}$% of gross Chairman's fees) and US$107,500 (50% of gross Chairman's fees) in JHI NV shares. Dutch taxes were deducted before the JHI NV shares were purchased.

JHI NV shares received under the SBSP can be either issued or acquired on market. Where shares are issued, the price is the average of the market closing prices at which the shares were quoted on the ASX during the five business days preceding the day of issue. Where the shares are acquired on market, the price is the purchase price.

The SBSP does not include a performance condition because the amounts applied to acquire shares under the SBSP are from the annual fees earned by the Supervisory Board directors.

11.3 Board Accumulation Policy

In fiscal year 2008, the Supervisory Board reviewed and confirmed its Board policy that Supervisory Board directors should accumulate a minimum of 1.5 times (and two times for the Chairman) their total base remuneration (excluding Board Committee fees) in JHI NV shares (either personally, in the name of their spouse, or through a personal superannuation or pension plan) within the six year period from the later of August 2006 or their appointment.

The policy had previously been described as requiring that Supervisory Board directors should accumulate three times their annual cash remuneration, although this was when each director had agreed to receive 50% of their director's fees in JHI NV shares under the SBSP. To eliminate inconsistency under the policy, for instance if one Supervisory Board director elected to change the amount of director's fees received in JHI NV shares, it was agreed that the policy should revert to its original formulation of 1.5 times (and two times for the Chairman) directors' total base remuneration (excluding Board Committee fees).

To recognise the potential for share price fluctuations to have an impact on the funds required to be committed and the different taxation positions of individual directors, no Supervisory Board director will be required to apply more than 50% of the cash component of their fees, on a post-tax basis, over a six year period, toward satisfying this requirement.

11.4 Director Retirement Benefits

In July 2002, the company discontinued a retirement plan that entitled some former Supervisory Board directors to receive, upon their termination for any reason other than misconduct, an amount equal to a multiple of up to five times their average annual fees for the three year period prior to their retirement. Two former Supervisory Board directors, Ms Hellicar and Mr Brown, were entitled to receive payments pursuant to this plan, respectively in the gross amount of US$833,979 and US$307,658. These amounts were paid in fiscal year 2008.

No other Supervisory Board directors retain any benefits under this plan.

11.5 Total remuneration for Supervisory Board directors for the years ended 31 March 2008 and 2007

(US dollars)	Primary	Equity	Post-employment		
Name	Directors' Fees[1]	JHI NV Stock[2]	Superannuation[3]	Other Benefits[4]	Total
Supervisory Board directors					
Michael Hammes[5]					
Fiscal year 2008	$ 60,636	$ 59,583	$ –	$ 3,192	$ 123,411
Fiscal year 2007	16,247	–	–	2,888	19,135
Donald McGauchie[5]					
Fiscal year 2008	136,000	50,000	–	3,192	189,192
Fiscal year 2007	96,071	–	9,402	2,888	108,361
Brian Anderson[5]					
Fiscal year 2008	71,000	50,000	–	3,192	124,192
Fiscal year 2007	33,685	–	–	2,888	36,573
David Andrews[6]					
Fiscal year 2008	30,782	29,167	–	3,192	63,141
Fiscal year 2007	N/A	N/A	N/A	N/A	N/A
Don DeFosset					
Fiscal year 2008	175,863	91,667	–	27,394	294,924
Fiscal year 2007	32,959	–	–	2,888	35,847
James Loudon[7]					
Fiscal year 2008	101,000	–	–	3,192	104,192
Fiscal year 2007	87,584	–	–	2,888	90,472
Rudy van der Meer					
Fiscal year 2008	51,000	50,000	–	–	101,000
Fiscal year 2007	17,247	–	–	–	17,247
Catherine Walter[8]					
Fiscal year 2008	37,500	37,500	–	3,192	78,192
Fiscal year 2007	N/A	N/A	N/A	N/A	N/A
Former Supervisory Board directors					
John Barr[5, 9]					
Fiscal year 2008	59,352	50,000	–	3,192	112,544
Fiscal year 2007	92,929	20,000	–	2,888	115,817
Total remuneration for Supervisory Board directors					
Fiscal year 2008	$ 723,133	$ 417,917	$ –	$ 49,738	$ 1,190,788
Fiscal year 2007	$ 376,722	$ 20,000	$ 9,402	$ 17,328	$ 423,452

[1] Amount includes base, Chairman, Deputy Chairman and Committee Chairman and Special Matter Committee attendance fees.

[2] The actual amount spent by each Supervisory Board member was determined after deducting applicable Dutch taxes from this amount as Dutch tax law does not allow acquisition of shares out of pre-tax income. The number of JHI NV shares acquired was determined by dividing the amount of participation in the SBSP by the market purchase price.

[3] Mr McGauchie ceased making voluntary superannuation contributions in the first quarter of fiscal year 2008.

[4] Other Benefits includes the cost of non-executive directors' fiscal compliance in The Netherlands. For Mr DeFosset it also includes, for the period he was Chairman, office costs, the personal use of a company laptop and PDA phone. Certain prior year amounts have been restated to conform with the current year presentation.

[5] The company pays for expenses related to Supervisory Board spousal travel to accompany directors to up to one Board meeting per year. In fiscal year 2008, the company paid US$15,984, US$16,331, US$21,865 and US$18,163 for spousal travel for Messrs Hammes, McGauchie, Anderson and Barr, respectively. In fiscal year 2007, the company paid US$9,493 related to spousal travel for Mr McGauchie.

[6] Mr Andrews was appointed to the company's Joint and Supervisory Boards effective 1 September 2007.

[7] Mr Loudon did not participate in the SBSP in fiscal year 2008. However, on 14 March 2008, he bought 6,300 JHI NV shares on market, which was equivalent to the value of JHI NV shares he would have received if he had participated in the SBSP.

[8] Mrs Walter was appointed to the Joint and Supervisory Boards effective 1 July 2007 and was re-elected for a three-year term on 17 August 2007.

[9] Mr Barr resigned from the company's Joint and Supervisory Boards effective 31 March 2008.

11.6 Supervisory Board directors' relevant interests in JHI NV

Changes in Supervisory Board directors' relevant interests in JHI NV securities between 1 April 2007 and 31 March 2008 are set out below:

	Number of Shares/CUFS At 1 April 2007	Number of Shares/CUFS at date of becoming Director	On market Purchases	SBSP[1]	Shares/CUFS at Date of resignation	Number of Shares/CUFS at 31 March 2008
Supervisory Board directors						
Michael Hammes	–	–	9,000[2]	6,859	N/A	15,859
Brian Anderson	–	–	–	6,124	N/A	6,124
David Andrews	N/A	–	–	3,903[8]	N/A	3,903
Don DeFosset	15,500[3]	–	–	10,377	N/A	25,877
James Loudon	6,355	–	6,300[4]	–	N/A	12,655
Donald McGauchie	9,569	–	–	5,803	N/A	15,372[5]
Rudy van der Meer	–	–	–	4,410	N/A	4,410
Catherine Walter	N/A	6,375[6]	–	5,032	N/A	11,407
Former Supervisory Board director						
John Barr	24,477[7]			7,667		32,144

[1] All shares purchased under SBSP were acquired on 14 March 2008 at a price of A$5.7352.

[2] Held as ADRs.

[3] Held as ADRs.

[4] Acquired on 14 March 2008 at a price of A$5.7368 in the name of HSBC Nominees and held of behalf of the James R H Loudon.

[5] 6,000 shares held for the McGauchie Superannuation Fund.

[6] 6,375 shares held for the Walter Super Fund.

[7] 1,651 shares were acquired under the SBSP on 26 March 2007 at a price of A$8.50. 21,000 shares held for the J & M Barr Trust.

[8] Held for the Andrews Revocable Trust.

Only Supervisory Board directors are entitled to participate in the SBSP.

12. DUTCH CORPORATE GOVERNANCE CODE

Under the Dutch Code (the Dutch Code) on Corporate Governance published by the Dutch Corporate Governance Committee (the Tabaksblat Committee) in 2003, listed Dutch companies are obliged to explain their corporate governance structure in a separate section of their annual report. The corporate governance section of this report states that where the company has not completely applied the best practice provisions of the Dutch Code relating to remuneration matters, such information will be provided in this report.

Best Practice Provision II.2.5 of the Dutch Code provides that neither the exercise price nor the other conditions regarding options granted to Managing Board directors may be modified during the term of the options, except as prompted by structural changes relating to shares or the company in accordance with established market practice. James Hardie may modify the term of the options as specified in the LTIP or employment agreement with a Managing Board director upon departure of the employee of other circumstances described in the LTIP.

Best Practice Provision II.2.7 of the Dutch Code provides that a severance payment to a Managing Board director shall not exceed one time the amount of the fixed salary. In contracts with Managing Board directors, the severance payments are agreed upon on an individual basis, taking into account home country practice and the Managing Board director's specific situation, provided that a severance payment cannot exceed the limits set out in the Australian Corporations Act (2001) unless approved by shareholders. Consistent with Mr Gries' prior employment agreement when he acted as the company's Chief Operating Officer, Mr Gries' current contract specifies that in the event of a termination without cause or for good reason, he will receive 1.5 times his annual base salary and 1.5 times his average annual bonus in addition to a two-year consulting contract, as long as he maintains the company's non-compete and confidentiality agreements.

Best Practice Provision II.2.12 of the Dutch Code provides that, if a Managing Board director or former director is paid a special remuneration or a severance payment, this is accounted for. We did not pay any special remuneration to any Managing Board directors, although Mr B Butterfield, a former Managing Board director and Company Secretary, was paid a severance payment of US$335,323 in financial year 2008 and has received a two-year consulting agreement.

Best Practice Provision III.7.1 of the Dutch Code provides that members of the Supervisory Board shall not be granted shares by way of remuneration. Although our members of the Supervisory Board are not granted shares by way of remuneration, the guideline contained in the Stock Accumulation Policy provides guidance that they should accumulate a minimum of 1.5 times their annual base board fees in share ownership within the six year period from the date of their appointment as a Supervisory Board director. We believe this practice is to the benefit of the company and is common practice in Australia and the United States.

This report is made in accordance with a resolution of the members of the Joint Board.

M Hammes
Chairman
Supervisory and Joint Boards

L Gries
Chief Executive Officer and
Chairman, Managing Board

Signed Amsterdam, The Netherlands, 27 June 2008

James Hardie Industries NV and Subsidiaries

These Corporate Governance Principles contain an overview of our corporate governance framework, and were developed and approved by the Nominating and Governance Committee and, on its recommendation, adopted by the Joint, Supervisory and Managing Boards in May 2008.

These Corporate Governance Principles, as well as our Articles of Association, Board and Board Committee charters and key company policies, as updated from time to time, are available from the Investor Relations area of our website (www.jameshardie.com) or by requesting a printed copy from the Company Secretary at the company's head office at Atrium, 8th Floor, Strawinskylaan 3077, 1077ZX Amsterdam, The Netherlands.

1. CORPORATE GOVERNANCE AT JAMES HARDIE

As a trans-national organisation, James Hardie operates under the regulatory requirements of numerous jurisdictions and organisations, including the Dutch Authority Financial Markets, the ASX, ASIC, the NYSE, the US SEC and various other rule-making bodies.

We believe it is important that our behaviour reflects the spirit, as well as the letter, of the law and we aim to govern the company in a way that meets or exceeds appropriate community expectations. James Hardie's corporate governance framework is reviewed regularly and updated as appropriate to reflect what we believe are our and our stakeholders' interests, changes in law and current best practices. Last year, the Nominating and Governance Committee and Supervisory Board conducted a review of our corporate governance structure and practices. We have considered the regulatory requirements and current best practices in The Netherlands, Australia and the United States and, where these vary across these jurisdictions, we have adopted what we consider to be the standards most appropriate to James Hardie.

Our corporate governance framework incorporates a number of processes and policies designed to provide the Joint, Supervisory and Managing Boards (the Boards) with appropriate assurance about the operations and governance of the company and thereby protect shareholder value. Further details of these processes and policies are set out in this report.

2. BOARD STRUCTURE

2.1 THREE BOARDS

James Hardie has a multi-tiered board structure, which is consistent with Dutch corporate law. This structure consists of a Joint Board, a Supervisory Board and a Managing Board. The Joint Board is comprised of all non-executive directors and our CEO and is therefore the equivalent of a full board of directors of a company in the United States or Australia.

The responsibilities of our Boards and Board Committees are formalised in charters. Our Articles of Association and these charters reserve certain matters to one or more Boards and/or Board Committees. This division of duties facilitates the Supervisory and Joint Boards providing strategic guidance to the Managing Board as well as providing appropriate supervision of the Managing Board's activities. Apart from the matters specifically reserved to the Joint or Supervisory Board or one of the Board Committees, or any matters the Supervisory Board determines require its approval, the Managing Board has the authority to manage the company. During the fiscal year the Boards reviewed this division of duties with the assistance of an external advisor and made no changes.

In discharging its duties, each Board aims to take into account the interests of James Hardie, its enterprise (including the interests of its employees), shareholders, other stakeholders and all other parties involved in or with James Hardie.

2.2 SUPERVISORY BOARD

The Supervisory Board includes only non-executive directors and must have at least two members, or a higher number as determined by the Supervisory Board. Supervisory Board directors are appointed by our shareholders at the Annual General Meeting (AGM), or by the Supervisory Board if there is a vacancy. The Supervisory Board and our shareholders have the right to nominate candidates for the Supervisory Board. Supervisory Board directors may be dismissed by our shareholders at the AGM.

In discharging their duties, Supervisory Board directors are provided with direct access to senior executives and outside advisors and auditors. The Supervisory Board, Board Committees and individual directors may all seek independent professional advice at the company's expense for the proper performance of their duties.

The Supervisory Board supervises and provides advice to the Managing Board, and is responsible for, amongst other matters:

- nominating Managing Board directors for election by shareholders;
- appointing and removing the CEO and the Chairman of the Managing Board;
- approving Managing Board decisions relating to specified matters or above agreed thresholds;
- approving the strategic plan and annual budget proposed by the Managing Board;
- approving the annual financial accounts;
- supervising the policy and actions pursued by the Managing Board;
- supervising the general course of affairs of James Hardie and the business enterprise it operates; and
- approving issues of new shares.

2.3 MANAGING BOARD

The Managing Board includes only executive directors and must have at least two members, or such higher number as determined by the Supervisory Board. The Managing Board directors are appointed by our shareholders at our AGM. The Supervisory Board may appoint interim officers to the Managing Board if there is a vacancy on the Managing Board. The Supervisory Board and our shareholders may nominate candidates for the Managing Board.

The Supervisory Board appoints one Managing Board director as its Chairman and one member as its CEO. The Supervisory Board has appointed our current CEO to chair the Managing Board.

Managing Board directors may be dismissed by our shareholders at the AGM and may be suspended at any time by the Supervisory Board.

The Managing Board is accountable to the Supervisory Board, the Joint Board and to the AGM for the performance of its duties, and is responsible for the day-to-day management of the company, including:

- administering the company's general affairs, operations and finance;
- preparing a strategic plan and budget setting out operational and financial objectives, implementation strategy and parameters for the company for the next three years, for approval by the Joint and Supervisory Boards;
- ensuring the implementation of the company's strategic plan;
- preparing quarterly and annual accounts, management reports and media releases;
- monitoring the company's compliance with all relevant legislation and regulations and managing the risks associated with the company's activities;
- reporting and discussing the company's internal risk management and control systems with the Supervisory Board and the Audit Committee; and
- representing, entering into and performing agreements on behalf of the company.

2.4 JOINT BOARD

The Joint Board consists of between three and twelve members as determined by the Supervisory Board's Chairman, or a greater number as determined by our shareholders at the AGM. The Joint Board includes all of the Supervisory Board directors as well as our CEO.

The Joint Board is allocated specific tasks under the Articles of Association, but is primarily a forum for communications between the Managing Board and Supervisory Board. It is responsible for:

- supervising the general course of affairs of James Hardie;
- approving declaration of dividends;
- approving any share buy-back programs and cancelling the shares bought back;
- approving issues of new shares;
- approving any significant changes in the identity or nature of the company;
- approving the strategy set by the Managing Board;
- monitoring company performance; and
- maintaining effective external disclosure policies and procedures.

The core responsibility of the Joint Board is to oversee the general course of affairs of the company by exercising business judgment in the best interests of the company and its stakeholders.

3. OPERATION OF THE BOARD

3.1 BOARD MEETINGS

The Joint Board and Supervisory Board generally meet concurrently, at least five times a year or whenever the Chairman or two or more members have requested a meeting. Joint Board and Supervisory Board meetings are generally held at the company's offices in The Netherlands, but may be held elsewhere. At each physical meeting, the Supervisory Board meets in executive session without management present for at least part of the meeting. The Joint and Supervisory Boards may also pass resolutions by written consent.

The Managing Board generally meets at least monthly and the majority of its meetings are held at the company's offices in The Netherlands.

The number of Board and Board Committee meetings held, and each director's attendance during the year, is set out below:

Attendance at Board and Board Committee meetings during the year ended 31 March 2008

	BOARD						BOARD COMMITTEE					
Name	Joint		Supervisory		Managing		Audit		Remuneration		Nominating and Governance	
	A[1]	B[2]	A	B	A	B	A	B	A	B	A	B
Supervisory and Joint Board directors												
Director												
Brian Anderson	11	10[3]	11	10[3]	–	–	7	7	–	–	–	–
David Andrews	5	4[3]	5	4[3]	–	–	–	–	2	2	2	1
John Barr[4]	11	10[3]	11	10[3]	–	–	–	–	6	6	4	3
Don DeFosset	11	11	11	11	–	–	–	–	–	–	–	–
Michael Hammes	11	10[3]	11	10[3]	–	–	4	4	–	–	–	–
James Loudon	11	10[3]	11	10[3]	–	–	7	7	6	6	–	–
Donald McGauchie	11	10[3]	11	10[3]	–	–	–	–	6	5	4	4
Rudy van der Meer	11	9[3]	11	9[3]	–	–	–	–	–	–	4	4
Catherine Walter	7	7	7	7	–	–	4	4	–	–	–	–
Managing Board directors												
Louis Gries	11	11	–	–	24	24	–	–	–	–	–	–
Russell Chenu	–	–	–	–	24	24	–	–	–	–	–	–
Former Managing Board director												
Benjamin Butterfield	–	–	–	–	9	7	–	–	–	–	–	–

[1] Number of meetings held during the period the director was a member of the Board and/or Board Committee.

[2] Number of meetings attended during the period the director was a member of the Board and/or Board Committee.

[3] Non attendance refers to a telephonic meeting of the Joint and Supervisory Boards.

[4] John Barr retired as a Joint and Supervisory Board director effective 31 March 2008.

3.2 DIRECTOR QUALIFICATIONS

Directors have skills, qualifications, experience and expertise which assist the Boards to fulfil their responsibilities, and assist the company to create shareholder value. The skills, qualifications, experience and relevant expertise of each director, and his or her term of appointment, are summarised on pages 24–26 of this annual report and also appear in the Investor Relations area of our website (www.jameshardie.com).

Directors must be able to devote a sufficient amount of time to prepare for, and effectively participate in, Board and Board Committee meetings. The Nominating and Governance Committee reviews the other commitments of Supervisory Board members each year.

3.3 SUCCESSION PLANNING

The Supervisory Board, together with the Nominating and Governance Committee, has developed, and periodically revises with the CEO, management succession plans, policies and procedures for our CEO and other senior executives.

Joint and Supervisory Board renewal has been a priority for the Supervisory Board and Nominating and Governance Committee during recent years. A number of new directors have been appointed since the finalisation of the long-term asbestos compensation arrangements. These directors were appointed because they brought skills and experience to the Supervisory Board that the Nominating and Governance Committee believed were required to help achieve the desired profile for the Supervisory Board.

The desired profile of the Supervisory and Managing Boards is discussed regularly. The matters considered include the Supervisory Board's assessment of its needs and whether the current Board directors, and their current number, mix of skills, qualifications, experience, expertise and geographic location are appropriate to maximise the Supervisory Board's effectiveness.

During the last year, the Supervisory Board determined that a smaller Supervisory Board was more appropriate to the operations of the company and resolved to reduce the size of the Supervisory Board to seven members following the previously announced retirements of Messrs Barr, Loudon and DeFosset and the appointment of Mr D Harrison. The last of these changes will take effect on August 31 when Mr DeFosset's retirement takes effect.

3.4 RETIREMENT AND TENURE POLICY

The company has adopted the recommendation of the Dutch Corporate Governance Code (the Dutch Code) limiting tenure of Supervisory Board directors to 12 years, unless the Supervisory Board determines that it would be in the best interests of the company for the director to serve longer than this period. None of our current Supervisory Board directors has served for more than 12 years.

There is no tenure policy for Managing Board directors. However, the performance of Managing Board directors is assessed annually.

3.5 BOARD EVALUATION

The Nominating and Governance Committee supervises the Board evaluation process and makes recommendations to the Supervisory Board.

During the year, a purpose-designed survey was used to assess the operation of the Supervisory Board and each Board Committee, and the results were reviewed and discussed by the Nominating and Governance Committee and the Supervisory Board. The Chairman discussed with each Supervisory Board director, and the Deputy Chairman discussed with the Chairman, his or her performance and contribution to the effectiveness of the Joint and Supervisory Boards. Every two to three years, the Joint and Supervisory Boards will engage an external facilitator to assist in this process to provide an outside perspective on their effectiveness. The next such review is scheduled for fiscal year 2009.

The Nominating and Governance Committee and the Supervisory Board annually discuss, without Managing Board directors present, the performance of the CEO, the other Managing Board directors and the Managing Board as a corporate body and the Chairman provides that feedback to the CEO. The CEO uses that feedback as part of the annual review of the other Managing Board directors.

3.6 DIRECTOR RE-ELECTION

No director (other than the CEO) shall hold office for a continuous period of more than three years, or past the end of the third AGM following his or her appointment, whichever is longer, without submitting him or herself for re-election. A person appointed to the Boards to fill a vacancy must submit him or herself for re-election at the next AGM.

Directors are not automatically nominated for re-election at the end of their three-year term. Nomination for re-election is based on their individual performance and the company's needs. The Nominating and Governance Committee and the Supervisory Board discuss in detail the performance of each director due to stand for re-election at the next AGM before deciding whether to recommend their re-election.

The CEO is not required to stand for re-election as a Managing Board director as long as the individual remains as the CEO. This is a departure from the Best Practice Provisions of the Dutch Code, but the company believes it is appropriate as it supports the continuity of management performance.

3.7 INDEPENDENCE

The company requires the majority of directors on the Supervisory and Joint Boards and Board Committees, as well as the Chairman of the Joint and Supervisory Boards to be independent, unless a greater number is required to be independent under the rules and regulations of ASX, the NYSE or any other regulatory body.

Each year the Supervisory Board, together with the Nominating and Governance Committee, assesses each Supervisory Board director and their responses to a lengthy questionnaire containing matters relevant to his or her independence according to the rules and regulations of the Dutch Code, the NYSE and SEC as well as the ASX Corporate Governance Council recommendations. Following this assessment, the Supervisory Board has determined that each Supervisory Board director is independent.

All directors are expected to bring their independent views and judgment to the Boards and Board Committees and must declare any potential or actual conflicts of interest.

The Supervisory Board has not set materiality thresholds for assessing independence and considers all relationships on a case-by-case basis, considering the accounting standards' approach to materiality and the rules and regulations of the applicable exchange or regulatory body.

The Supervisory Board considered the following specific matters prior to determining that each Supervisory Board director was independent:

- Donald McGauchie is Chairman of Telstra, Australia's leading telecommunications company, from whom the company purchases communications services;
- Brian Anderson is a director of Pulte Homes, a home builder in the United States. Pulte Homes does not buy any James Hardie products directly from James Hardie, although it does buy James Hardie products through the company's customers; and
- Rudy van der Meer is a Member of the Supervisory Board of ING Bank Nederland N.V. and ING Verzekeringen (Insurance) Nederland N.V. Entities in the ING Group provide financial services to the company. In each case those entities were providing these services to the company at the same or lower volumes prior to Mr van der Meer becoming a Supervisory Board director.

Any transactions mentioned above were in accordance with arms length and normal terms and conditions and were not material to any of the companies listed above or to James Hardie. Each of these relationships were in existence and disclosed before the person in question became a Supervisory Board director. It is not considered that these directors had any influence over these transactions.

3.8 ORIENTATION

The company has an orientation program for new directors. The program includes an overview of the company's governance arrangements and directors' duties in The Netherlands, the United States and Australia; plant and market tours to impart relevant industry knowledge; briefings on the company's risk management and control framework, financial results and key risks and issues; and meeting the CEO and members of senior management. New directors are provided with orientation materials including relevant corporate documents and policies.

3.9 BOARD CONTINUING DEVELOPMENT

The company operates within a complex geographical and regulatory framework. The Nominating and Governance Committee has adopted a yearly timetable for continuing development to build the Supervisory Board's understanding of the company's operations and regulatory environment, including updates on topical developments. The training is coordinated by the Company Secretary and time is set aside at each physical Joint and Supervisory Board meeting for continuing development.

3.10 LETTER OF APPOINTMENT

Each incoming director of the Supervisory and Managing Boards receives a letter of appointment setting out the key terms and conditions of his or her appointment and the Company's expectations of them in that role.

3.11 CHAIRMAN

The Supervisory Board appoints one of its members as the Chairman and that person also becomes the Chairman of the Joint Board. The Chairman must be an independent, non-executive director. The Chairman appoints the Deputy Chairman.

The Chairman co-ordinates the Supervisory Board's duties and responsibilities and acts as the main contact with the Managing Board. The Chairman:

- provides leadership to the Joint and Supervisory Boards;
- chairs Joint and Supervisory Board and shareholder meetings;
- facilitates Joint and Supervisory Board discussion; and
- monitors, evaluates and assesses the performance of the company's Boards and Board Committees.

The Chairman may not be the Chairman of the Remuneration or Audit Committee. The Chairman also may not be the CEO, other than in exceptional circumstances and/or for a short period of time.

The current Chairman is Mr Hammes and the current Deputy Chairman is Mr McGauchie.

3.12 REMUNERATION

A detailed description of the company's remuneration policies for directors and executives, and the link to performance, is set out in the Remuneration Report within the Directors' Report on pages 46–68 of this annual report.

3.13 INDEMNIFICATION

Our Articles of Association provide for an indemnification of any person who is (or keep indemnified any person who was) a Board director or one of our employees, officers or agents, who suffers any loss as a result of any action in connection with their service to us, provided they acted in good faith in carrying out their duties and in a manner they reasonably believed to be in our interest. This indemnification will generally not be available if the person seeking indemnification acted with gross negligence or wilful misconduct in performing their duties. A court in which an action is brought may, however, determine that indemnification is appropriate nonetheless.

The company and some of its subsidiaries have provided Deeds of Access, Insurance and Indemnity to Board directors and senior executives who are officers or directors of the company or its subsidiaries. The indemnities provided are consistent with the Articles of Association and relevant laws.

3.14 EVALUATION OF MANAGEMENT

At least once a year, the CEO, Remuneration Committee and the Supervisory Board review the performance of each member of the Senior Leadership Team against agreed performance measures. This discussion is separate from and occurs at a meeting different from the discussion on management succession planning. The CEO uses this feedback to assist in the annual review of the Senior Leadership Team. This process was followed during the fiscal year.

3.15 INFORMATION FOR THE BOARD

Joint and Supervisory Board directors receive timely and necessary information to allow them to fulfil their duties, including access to senior executives if required. The Nominating and Governance Committee periodically reviews the format, timeliness and content of information provided to the Joint and Supervisory Boards.

The Joint and Supervisory Boards have regular discussions with the Managing Board on the company's strategy and performance, including two sessions every year where they spend an entire day discussing the company's strategy and progress. The Boards have also scheduled an annual calendar of topics to be covered to assist them to properly discharge all of their responsibilities.

The Supervisory Board receives and reviews the minutes of meetings of each Board Committee's deliberations and findings and the minutes of each Managing Board meeting, in addition to receiving oral reports from each Board Committee Chairman. Supervisory Board directors receive a copy of all Board Committee papers for physical meetings and all minutes for all Board Committee meetings and may attend any Board Committee meeting, whether or not they are members of the Board Committee.

4. BOARD COMMITTEES

The Board Committees are all committees of the Supervisory Board and comprise the Audit Committee, the Nominating and Governance Committee and the Remuneration Committee. Each Board Committee reviewed and updated its charter during the year. The charters are available from the Investor Relations area of our website (www.jameshardie.com).

Each Board Committee meets at least quarterly and has scheduled an annual calendar of meeting and discussion topics to assist it to properly discharge all of its responsibilities.

The Supervisory Board may also form ad hoc committees from time to time. Over the course of the last fiscal year, a Special Matter Committee met once in relation to the company's response to the proceedings brought by ASIC.

4.1 AUDIT COMMITTEE

The Audit Committee oversees the adequacy and effectiveness of the company's accounting and financial policies and controls. The key aspects of the terms of reference followed by our Audit Committee are set out in this report. The Audit Committee meets at least quarterly in a separate executive session with the External and Internal Auditor.

Currently, the members of the Audit Committee are Mr Anderson (Chairman), Mr Loudon and Mrs Walter. Mr Hammes was a member until 31 January 2008 when he was appointed Chairman of the Joint and Supervisory Boards. It is expected that Mr Harrison will join the Audit Committee in August 2008.

All members of the Audit Committee must be financially literate and must have sufficient business, industry and financial expertise to act effectively as members of the Audit Committee. At least one member of the Audit Committee shall be an "audit committee financial expert" as determined by the Nominating and Governance Committee and the Supervisory Board in accordance with the SEC rules. These may be the same person. The Nominating and Governance Committee and the Supervisory Board have determined that Messrs Anderson and Loudon are "audit committee financial experts". It is expected that Mr Harrison will also be nominated as an "audit committee financial expert", once he joins the Audit Committee in August 2008.

Under the NYSE listing standards that apply to US companies, if a member of an audit committee simultaneously serves on the audit committees of more than three public companies, the listed company's board must determine that such simultaneous service will not impair the ability of this member to effectively serve on the listed company's audit committee. Although the company is not bound by this provision, it follows it voluntarily. Mr Anderson serves on the audit committees of three public companies in addition to our Audit Committee. The Supervisory Board has determined that such simultaneous service does not impair his ability to effectively serve on our Audit Committee.

The Audit Committee provides advice and assistance to the Supervisory Board in fulfilling its responsibilities and, amongst other matters:

- overseeing the company's financial reporting process and reports on the results of its activities to the Supervisory Board;
- reviewing with management and the External Auditor the company's annual and quarterly financial statements and reports to shareholders;
- discussing earnings releases as well as information and earnings guidance provided to analysts;
- reviewing and assessing the company's risk management policies and procedures;
- having general oversight of the appointment and provision of all external audit services to the company and the company's internal audit function;
- reviewing the adequacy and effectiveness of the company's internal compliance and control procedures;
- reviewing the company's compliance with legal and regulatory requirements; and
- establishing procedures for complaints regarding accounting, internal accounting controls and auditing matters, including any complaints from whistleblowers.

Conflicts of interest

The Audit Committee oversees the company's Code of Business Conduct and Ethics policy and other business-related conflict of interest issues as they arise.

Reporting

The Audit Committee will inform the Supervisory Board of any general issues that arise with respect to the quality or integrity of the company's financial statements, the company's compliance with legal or regulatory requirements, the company's risk management systems, the performance and independence of the External Auditor, or the performance of the internal audit function.

4.2 NOMINATING AND GOVERNANCE COMMITTEE

The Nominating and Governance Committee is responsible for:

- identifying individuals qualified to become Managing Board or Supervisory Board directors;
- recommending to the Supervisory Board candidates for the Managing Board or Supervisory Board (to be appointed by shareholders at the AGM);
- overseeing the evaluation of the Supervisory and Managing Boards and senior management;
- assessing the independence of each Supervisory Board director;
- operation of the AIM and AGM; and
- performing a leadership role in shaping the company's corporate governance policies.

The current members of the Nominating and Governance Committee are Mr McGauchie (Chairman), Mr van der Meer and Mr Andrews. Mr Barr was a member of the Nominating and Governance Committee throughout the year, until his resignation as a director effective on 31 March 2008.

4.3 REMUNERATION COMMITTEE

The Remuneration Committee oversees the company's overall remuneration structure, policies and programs; assesses whether the company's remuneration structure establishes appropriate incentives for management and employees; and approves any significant changes in the company's remuneration structure, policies and programs. It also:

- administers and makes recommendations on the company's incentive compensation and equity-based remuneration plans;
- reviews the remuneration of Supervisory Board directors;
- reviews the remuneration policy for Managing Board directors; and
- makes recommendations to the Supervisory Board on the company's recruitment, retention and termination policies and procedures for senior management.

Members of the Remuneration Committee must qualify as "non-employee directors" for the purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and "outside directors" for the purposes of Section 162(m) of the US Internal Revenue Code.

Further details on the role of the Remuneration Committee are disclosed in the Remuneration Report within the Directors' Report on pages 46–68 of this annual report.

The current members of the Remuneration Committee are Mr Andrews (Chairman), Mr Loudon, Mr Harrison and Mr McGauchie. Mr Barr was Chairman of the Remuneration Committee until 1 February 2008 and a member of the Remuneration Committee throughout the year, until his resignation as a director effective 31 March 2008.

5. POLICIES AND PROCESSES

As set out at the start of this report, we have a number of policies that address key aspects of our corporate governance. Our key policies cover:

– Code of Business Conduct and Ethics;

– Ethics Hotline;

– Continuous Disclosure and Market Communication; and

– Insider Trading.

Copies of all these policies are available in the Investor Relations area of our website (www.jameshardie.com).

5.1 CODE OF BUSINESS CONDUCT AND ETHICS

We seek to maintain high standards of integrity and we are committed to ensuring that James Hardie conducts its business in accordance with high standards of ethical behaviour. We require our employees to comply with the spirit and the letter of all laws and other statutory requirements governing the conduct of James Hardie's activities in each country in which we operate. Our Code of Business Conduct and Ethics applies to all of our employees and directors. The Code of Business Conduct and Ethics covers many aspects of company policy that govern compliance with legal and other responsibilities to stakeholders. All directors and company employees worldwide are reminded annually of the existence of the Code and requested to confirm that they have read it.

5.2 ETHICS HOTLINE

Our Code of Business Conduct and Ethics policy provides employees with advice about whom they should contact if they have information or questions regarding violations of the policy. James Hardie has a telephone Ethics Hotline operated by an independent external provider which allows employees to report anonymously any concerns. All company employees worldwide are reminded annually of the existence of the Ethics hotline. During the last year, any complaints made to the Ethics hotline were reported directly to the Chairmen of the Audit Committee and Supervisory Board as well as to appropriate senior management.

Interested parties who have a concern about James Hardie's conduct, including accounting, internal accounting controls or audit matters, may communicate directly with our Chairman (or Presiding Director for NYSE purposes), our Deputy Chairman, our Supervisory Board directors as a group, the Chairman of the Audit Committee or our Audit Committee. Such communications may be confidential or anonymous, and may be submitted in writing to our Company Secretary at the company's head office at Atrium, 8th Floor, Strawinkylaan 3077, 1077ZX Amsterdam, Netherlands or submitted by phone at +31 203 012 986. All such concerns will be forwarded to the appropriate Supervisory Board directors for their review, and will be simultaneously reviewed and addressed by our General Counsel in the same way that other concerns are addressed by us. Our Code of Business Conduct and Ethics, which is discussed above, prohibits any employee from retaliating or taking any adverse action against anyone for raising or helping to resolve an integrity concern.

5.3 CONTINUOUS DISCLOSURE AND MARKET COMMUNICATION

We strive to comply with all relevant disclosure laws and listing rules in Australia (ASX and ASIC), the United States (SEC and NYSE) and The Netherlands (AFM).

Our Continuous Disclosure and Market Communication Policy aims to ensure that investors can easily understand James Hardie's strategies, assess the quality of its management and examine its financial position and the strength of its growth prospects, and that the company complies with all of its legal disclosure obligations.

The Managing Board is responsible for ensuring the company complies with our continuous disclosure obligations. A Disclosure Committee comprised of the Managing Board and the VP Investor Relations is responsible for all decisions regarding our market disclosure obligations outside of the company's normal financial reporting calendar. For our quarterly and annual results releases, the Managing Board is supported by the Financial Statements Disclosure Committee, which provides assurance regarding our compliance with reporting processes and controls. The Managing Board discusses with the Audit Committee any issues arising out of meetings of the Financial Statements Disclosure Committee that impact on the quarterly and annual results releases. The Nominating and Governance Committee reviewed and updated the Continuous Disclosure and Market Communication policy during the fiscal year.

5.4 SHARE TRADING

All company employees and directors are subject to our Insider Trading Policy. Company employees and directors may only buy or sell the company's securities within four weeks beginning two days after the announcement of quarterly or full year results, provided they are not in possession of price sensitive information.

There are additional restrictions on trading for designated senior employees and directors, including a requirement that they receive prior clearance from the company's compliance officer before trading or pledging their shares by taking out a margin loan over them, and a general prohibition on hedging or selling for short-swing profit any shares or options. Company employees who are not designated employees may hedge vested options or shares, provided they notify the company.

The Managing Board recognises that it is the individual responsibility of each James Hardie director and employee to ensure he or she complies with the spirit and the letter of insider trading laws and that notification to the compliance officer in no way implies approval of any transaction. The Nominating and Governance Committee reviewed and updated the Insider Trading Policy during the fiscal year.

5.5 SHARE BUY-BACK

The company conducted an on-market buy-back during the fiscal year. The Nominating and Governance Committee adopted a set of disclosure protocols during the year to reinforce its existing disclosure policies while any on-market buy-back is current.

6. RISK MANAGEMENT

6.1 OVERALL RESPONSIBILITY

The Audit Committee has oversight of the company's risk management policies, procedures and controls. The Audit Committee reviews, monitors and discusses these matters with the Managing Board. The Audit Committee and Managing Board report periodically to the Supervisory Board on the company's risk management policies, processes and controls.

The Audit Committee is supported in its oversight role by the policies put in place by the Managing Board to oversee and manage material business risks, as well as the roles played by the Risk Management Committee (described in detail below) and internal and external audit functions. The internal and external audit functions are separate from and independent of each other and each has a direct line of reporting to the Audit Committee.

6.2 OBJECTIVE

The company considers that a sound framework of risk management policies, procedures and controls produces a system of risk oversight, risk management and internal control that is fundamental to good corporate governance and creation of shareholder value. The objective of the company's risk management policies, procedures and controls is to ensure that:

- our risk management systems are effective;
- our principal strategic, operational and financial risks are identified;
- effective systems are in place to monitor and manage risks; and
- reporting systems, internal controls and arrangements for monitoring compliance with laws and regulations are adequate.

6.3 POLICIES FOR MANAGEMENT OF MATERIAL BUSINESS RISKS

Management has put in place a number of key policies, processes and independent controls to provide assurance as to the integrity of our systems of internal control and risk management. In addition to the measures described elsewhere in this report, a summary of the more significant policies, processes or controls adopted by the company for oversight and management of material business risks are:

- an Enterprise Risk Management process, which involves identifying and then developing contingency plans for the key risks facing the company and its assumptions in its three year strategic plans and beyond;
- a planning process involving the preparation of three-year strategic plans and a rolling 12 month forecast;
- annual budgeting and monthly reporting to monitor performance;
- maintaining an appropriate insurance program;
- maintaining policies and procedures in relation to treasury operations, including the use of financial derivatives;
- issuing and revising standards and procedures in relation to environmental and health and safety matters;
- implementing and maintaining training programs in relation to legal issues such as trade practices/antitrust, trade secrecy, and intellectual property protection;
- issuing procedures requiring significant capital and recurring expenditure to be approved at the appropriate levels; and
- documenting detailed accounting policies, procedures and guidance for the group in a single group finance manual.

A summary of these policies, processes and controls is available in the Investor Relations area of our website (www.jameshardie.com).

During the fiscal year, the Audit Committee, and through it the Supervisory and Joint Boards, received a number of reports on the operation and effectiveness of these policies, processes and controls, including progress of the Enterprise Risk Management process and management's assessment of the effectiveness of that process in managing the company's material business risks.

6.4 RISK MANAGEMENT COMMITTEE

The Risk Management Committee, which reviews and monitors the risks facing the company, is the primary management forum for risk assessment and management in the company. During the last year, the company formally documented the role of the Risk Management Committee in the Risk Management Committee charter. The Risk Management Committee comprises a cross-functional group of employees and reports both to the Managing Board and Audit Committee on the procedures in place for identifying, monitoring, managing and reporting on the principal strategic, operational and financial risks facing the company. The Risk Management Committee also oversees the company's Enterprise Risk Management process.

6.5 INTERNAL AUDIT

During the last year, the company appointed a Director of Internal Audit to head an internal audit department. The Audit Committee approved an Internal Audit Charter setting out the independence of the internal audit department, its scope of work, responsibilities and audit plan. The internal audit department's workplan is approved annually by the Audit Committee. The Director of Internal Audit reports to the Chairman of the Audit Committee and meets with the Audit Committee and Supervisory Board in executive sessions on a quarterly basis.

6.6 EXTERNAL AUDIT

The External Auditor reviews each quarterly and half–year results announcement and audits the full year results.

The External Auditor attends each meeting of the Audit Committee, including an executive session where only members of the Audit Committee and Supervisory Board directors are present.

The Audit Committee has approved policies to ensure that all non-audit services performed by the External Auditor, including the amount of fees payable for those services, receive prior approval.

On 2 April 2008 James Hardie announced the engagement of Ernst & Young as external auditor for the James Hardie group for the year commencing 1 April 2008.

The selection of Ernst & Young follows a decision of the Company's Audit Committee and Supervisory Board in December 2007 to undertake a competitive tender process for the provision of external audit services to the James Hardie group. Following a comprehensive tender and review process of major accounting firms with the capabilities of undertaking the Company's audit, overseen by the Audit Committee and a special committee of management, the Audit Committee made a recommendation to the Supervisory Board and Ernst & Young was appointed as external auditor for the year commencing 1 April 2008. PricewaterhouseCoopers LLP which had been James Hardie's external auditor for over 30 years has been responsible for the performance of the audit for the year ending 31 March 2008.

6.7 CEO AND CFO CERTIFICATION OF FINANCIAL REPORTS

Under SEC rules and the company's internal control arrangements, our CEO and CFO provide certain certifications with respect to our full year financial statements, disclosure controls and procedures and internal controls over financial reporting. These certifications are more comprehensive and detailed than those required under the Corporations Act and are considered appropriate given that the company reports in accordance with US GAAP.

The Managing Board in turn receives quarterly assurance from the Financial Statements Disclosure Committee relating to the company's disclosure controls and procedures and internal controls over financial reporting. This assurance is supported by written quarterly and annual sub-certifications from the General Managers and Chief Financial Officers of each business unit, the Director Treasury and the Corporate Controller and the annual certifications from the Senior Leadership Team.

6.8 INTERNAL CONTROLS AND SOX 404

Each fiscal year, the members of the Senior Leadership Team, and key members of the company's business and corporate functions, complete an internal control certificate that seeks to confirm that adequate internal controls are in place and are operating effectively, and evaluate any failings and weaknesses.

6.9 MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Exchange Act. Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We assessed the effectiveness of our internal control over financial reporting as of 31 March 2008. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission in Internal Control – Integrated Framework. Based on our assessment using those criteria, we concluded that our internal control over financial reporting was effective as of 31 March 2008.

The effectiveness of our internal control over financial reporting as of 31 March 2008 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears on page 82 of this annual report.

6.10 STATEMENT ON RISK MANAGEMENT AND CONTROL

James Hardie has designed its internal risk management and control systems to provide reasonable (but not absolute) assurance to ensure compliance with regulatory matters and to safeguard reliability of the financial reporting and its disclosures. Having assessed our internal risk management and control systems, the Managing Board believes that:

– the risk management and control systems provide reasonable assurance that this annual report does not contain any material inaccuracies; and

– no material failings in the risk management and control systems were discovered in our fiscal year 2008.

This statement is not a statement in accordance with the requirements of Section 404 of the US Sarbanes-Oxley Act. Our analysis of our internal risk management and control systems for purposes of the Dutch Code is different from the report that we are required to prepare in the United States pursuant to Section 404 of the Sarbanes-Oxley Act.

6.11 LIMITATIONS OF CONTROL SYSTEMS

Despite the steps outlined above, our management does not expect that our internal risk management and control systems will prevent or detect all error and all fraud. No matter how well it is designed and operated, a control system can provide only reasonable, not absolute, assurance that the control system's objectives will be met.

The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the company have been detected.

These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of controls' effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

7. SHAREHOLDERS' PARTICIPATION

7.1 LISTING INFORMATION

James Hardie is a public limited liability company (naamloze vennootschap) incorporated under Dutch law. James Hardie securities trade as CUFS on the ASX and as ADRs on the NYSE.

7.2 ANNUAL INFORMATION MEETING (AIM)

Recognising that most shareholders will not be able to attend the AGM in The Netherlands, we conduct an AIM in Australia so shareholders can review items of business and other matters that will be considered and voted on at the AGM.

We distribute with the Notice of Meetings a question form which shareholders can use to submit questions in advance of the AIM. Shareholders can also ask questions relevant to the business of the meeting during the AIM.

For those shareholders unable to attend, the AIM is broadcast live over the internet in the Investor Relations area of the website at www.jameshardie.com. The webcast remains on the company's website so it can be replayed later if required. Beginning for the 2008 AIM, shareholders will be able to appoint representatives to attend the AIM on their behalf and ask questions.

The External Auditor attends the AIM by telephone and is available to answer questions.

7.3 AGM

The AGM is held in The Netherlands within seven days of the AIM. Each shareholder (other than ADR holders) has the right to:

– attend the AGM either in person or by proxy;

– speak at the AGM; and

– exercise voting rights, subject to the provisions of our Articles of Association.

While ADR holders cannot vote directly, ADR holders can direct the voting of their underlying shares through the ADR depository.

7.4 COMMUNICATION

We are committed to communicating effectively with our shareholders, through a program that includes:

- making management briefings and presentations accessible via a live webcast and/or teleconference following the release of quarterly and annual results;
- audio webcasts of other management briefings and webcasts of the shareholder AIM;
- a comprehensive Investor Relations website that displays all company announcements and notices as soon as they have been cleared by the ASX, as well as all major management and investor road show presentations;
- site visits and briefings on strategy for investment analysts;
- an email alert service to advise shareholders and other interested parties of announcements and other events; and
- equality of access for shareholders and investment analysts to briefings, presentations and meetings and equality of media access to the company, on a reasonable basis.

7.5 INVESTOR WEBSITE

We have a dedicated section on corporate governance as part of the Investor Relations area of our website (www.jameshardie.com). Information on this section of the website is progressively updated and expanded to ensure it presents the most up-to-date information on our corporate governance structure. Except where stated, the contents of the website are not incorporated into this annual report.

8. COMPLIANCE WITH CORPORATE GOVERNANCE REQUIREMENTS

8.1 DUTCH CORPORATE GOVERNANCE CODE

Under the Dutch Code, listed Dutch companies are obliged to explain their corporate governance structure in a separate section of their annual report. Listed Dutch companies must indicate expressly to what extent they apply the best practice provisions of the Dutch Code and, if they do not, why and to what extent they do not apply them.

The Dutch Code applies to James Hardie because it is a Dutch public limited liability company. Not applying a specific best practice provision is not in itself considered objectionable by the Dutch Code, and may well be justified because of particular circumstances relevant to James Hardie.

James Hardie's corporate governance structure and compliance with the Dutch Code are the joint responsibility of the Managing Board and the Supervisory Board, which are accountable for this to shareholders at the AGM.

James Hardie complies with almost all of the principles and best practice provisions of the Dutch Code. In accordance with the requirements of the Dutch Code, this document describes instances where James Hardie does not fully comply with the letter of a principle or best practice provision in the Dutch Code and the reasons why. Where these instances relate to the remuneration of Supervisory, Joint or Managing Board directors they are described in the Remuneration Report on pages 46–68 of this annual report.

8.2 ASX PRINCIPLES AND RECOMMENDATIONS

Under the Corporate Governance Principles and Recommendations published by the ASX Corporate Governance Council, listed Australian companies are encouraged to comply with the Principles and Recommendations (ASX Corporate Governance Council Recommendations). A second edition of the ASX Corporate Governance Council Recommendations was published in August 2007 and applies for reporting periods starting from 1 January 2008. Except where otherwise stated, the company has complied with the revised edition of the ASX Corporate Governance Council Recommendations for the entire period described in this annual report.

For the benefit of Australian holders, the Investor Relations area of our website (www.jameshardie.com) contains more detail about the ways in which we comply with the ASX Corporate Governance Council Recommendations.

8.3 NYSE CORPORATE GOVERNANCE RULES

In accordance with the NYSE corporate governance standards, listed companies that are foreign private issuers (which includes James Hardie) are permitted to follow home-country practice in lieu of the provisions of the corporate governance rules contained in Section 303A of the Listed Company Manual, except that foreign private issuers are required to comply with Section 303A.06, Section 303A.11 and Section 303A.12(b) and (c), each of which is discussed below.

Section 303A.06 requires that all listed companies have an Audit Committee that satisfies the requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended.

Section 303A.11 provides that listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by US companies under the NYSE listing standards.

Section 303A.12(b) provides that each listed company's CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of this Section 303A. Section 303A.12(c) provides that each listed company must submit a written affirmation annually to the NYSE about its compliance with the NYSE's corporate governance listing standards and a written interim affirmation to the NYSE upon the occurrence of certain specified changes to the Audit Committee.

James Hardie presently complies with the mandatory NYSE listing standards and many of the non-compulsory standards including, for example, the requirement that a majority of our directors meet the independence requirements of the NYSE. In accordance with Section 303A.11, we disclose in this report, and in our annual report on Form 20-F that is filed with the SEC, any significant ways in which our corporate governance practices differ from those followed by US companies under the NYSE listing standards. Our annual report on Form 20-F is available from the Investor Relations area of our website (www.jameshardie.com) or from our corporate offices, the addresses of which are shown on page 125 of this annual report.

Two ways in which our corporate governance practices differ significantly from those followed by US domestic companies under NYSE listing standards should be noted:

- In the US, an audit committee of a public company is required to be directly responsible for appointing the company's independent registered public accounting firm. Under Dutch law, the independent registered public accounting firm is appointed by the shareholders or, in the absence of such an appointment, by the Supervisory Board and then the Managing Board; and
- NYSE rules require each issuer to have an audit committee, a compensation committee (equivalent to a remuneration committee) and a nominating committee composed entirely of independent directors. As a foreign private issuer, we do not have to comply with this requirement. In our case, the charters of our Board Committees reflect Australian and Dutch practices, in that we have a majority of independent directors on these committees, unless a higher number is mandatory. Notwithstanding this difference, our Supervisory Board has determined that all of the current members of our Audit Committee, Remuneration Committee and Nominating and Governance Committee presently qualify as independent in accordance with the rules and regulations of the SEC and the NYSE.

8.4 ANTI-TAKEOVER PROTECTIONS AND CONTROL OVER THE COMPANY

The company is not formally subject to the takeover laws that apply to listed companies incorporated in Australia or in The Netherlands. Article 49 of our Articles of Association has been incorporated to provide shareholders with similar protections in the event of a potential change of control to those provided to shareholders in Australian listed companies under the Australian Corporations Act. The purpose of Article 49 is to ensure that:

- the acquisition of control over CUFS or shares takes place in an efficient, competitive and informed market;
- each shareholder and CUFS holder and the Managing Board, Joint Board and Supervisory Board:
  - i. know the identity of any person who proposes to acquire a substantial interest in the company;
  - ii. are given reasonable time to consider a proposal to acquire a substantial interest in the company; and
  - iii. are given enough information to assess the merits of a proposal to acquire a substantial interest in the company; and
- as far as practicable, the shareholders and CUFS holders all have a reasonable and equal opportunity to participate in any benefits accruing though a proposal to acquire a substantial interest in the company.

Article 47.7 of our Articles of Association permits the company to take actions against any shareholder who is in breach of Article 49 of the Articles of Association including ordering the shareholder to divest all or part of his or her shares held in breach of Article 49 of the Articles of Association; to disregard the exercise by a shareholder of all or part of the voting rights attached to his or her shares if the right to vote is held in breach of Article 49 of the Articles of Association; or suspend such shareholder from the right to receive all or part of the dividends or other distributions arising from the shares.

Article 49.9 of the Articles of Association permits the company to take the actions specified in Article 49.7 after receiving advice from a senior Australian legal practitioner that a breach of the Articles of Association has occurred. Article 49.10 of the Articles of Association permits the company to take such action on a temporary basis of up to 21 days before obtaining advice from a senior Australian legal practitioner.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

James Hardie Industries NV and Subsidiaries

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF JAMES HARDIE INDUSTRIES NV:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and changes in shareholders' equity present fairly, in all material respects, the financial position of James Hardie Industries NV and its subsidiaries at 31 March 2008 and 31 March 2007, and the results of their operations and their cash flows for each of the three years in the period ended 31 March 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of 31 March 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing on page 78. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits (which were integrated audits in 2008 and 2007). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 14 to the consolidated financial statements, during the year ended 31 March 2008, the Company changed the manner in which it accounts for uncertain tax positions. Also, as discussed in Note 2 to the consolidated financial statements, during the year ended 31 March 2007, the Company changed its method of accounting for stock-based compensation and defined benefit pension plans.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP
Los Angeles, California
27 June 2008

BALANCE SHEETS

James Hardie Industries NV and Subsidiaries

		(Millions of US dollars) 31 March		(Millions of Australian dollars) 31 March	
ASSETS	Notes	2008	2007	2008	2007
Current assets:				**(Unaudited)**	(Unaudited)
Cash and cash equivalents	3	**$ 35.4**	$ 34.1	**A$ 38.6**	A$ 42.3
Restricted cash and cash equivalents	4	**5.0**	5.0	**5.5**	6.2
Restricted cash and cash equivalents – Asbestos	12	**37.4**	146.9	**40.8**	182.1
Restricted short-term investments – Asbestos	12	**77.7**	–	**84.7**	–
Accounts and notes receivable, net of allowance for doubtful accounts of $2.0 million (A$2.2 million) and $1.5 million (A$1.9 million) as of 31 March 2008 and 31 March 2007, respectively	5	**131.4**	163.4	**143.3**	202.5
Inventories	6	**179.7**	147.6	**195.9**	183.0
Prepaid expenses and other current assets		**28.0**	32.4	**30.5**	40.2
Insurance receivable – Asbestos	12	**14.1**	9.4	**15.4**	11.7
Workers' compensation – Asbestos	12	**6.9**	2.7	**7.5**	3.3
Deferred income taxes	14	**8.2**	27.3	**8.9**	33.8
Deferred income taxes – Asbestos	12	**9.1**	7.8	**9.9**	9.7
Total current assets		**532.9**	576.6	**581.0**	714.8
Property, plant and equipment, net	7	**756.4**	827.7	**824.7**	1,025.9
Insurance receivable – Asbestos	12	**194.3**	165.1	**211.8**	204.6
Workers' compensation – Asbestos	12	**78.5**	76.5	**85.6**	94.8
Deferred income taxes	14	**13.2**	6.9	**14.4**	8.6
Deferred income taxes – Asbestos	12	**397.1**	318.2	**433.0**	394.4
Deposit with Australian Taxation Office	15	**205.8**	154.8	**224.4**	191.9
Other assets		**1.7**	2.3	**1.9**	2.9
Total assets		**$ 2,179.9**	$ 2,128.1	**A$ 2,376.8**	A$ 2,637.9
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current liabilities:					
Accounts payable and accrued liabilities	8	**$ 107.6**	$ 100.8	**A$117.3**	A$ 124.9
Short-term debt	9	**90.0**	83.0	**98.1**	102.9
Accrued payroll and employee benefits		**37.0**	42.0	**40.3**	52.1
Accrued product warranties	11	**6.9**	5.7	**7.5**	7.1
Income taxes payable	14	**13.0**	10.6	**14.2**	13.1
Asbestos liability	12	**78.7**	63.5	**85.8**	78.7
Workers' compensation – Asbestos	12	**6.9**	2.7	**7.5**	3.3
Other liabilities		**9.1**	9.3	**9.9**	11.5
Total current liabilities		**349.2**	317.6	**380.6**	393.6
Long-term debt	9	**174.5**	105.0	**190.3**	130.1
Deferred income taxes	14	**84.2**	93.8	**91.8**	116.3
Accrued product warranties	11	**10.8**	9.5	**11.8**	11.8
Asbestos liability	12	**1,497.8**	1,225.8	**1,633.1**	1,519.4
Workers' compensation – Asbestos	12	**78.5**	76.5	**85.6**	94.8
Other liabilities	10	**187.5**	41.2	**204.4**	51.1
Total liabilities		**2,382.5**	1,869.4	**A$ 2,597.6**	A$ 2,317.1
Commitments and contingencies	13				
Shareholders' equity:					
Common stock, Euro 0.59 par value, 2.0 billion shares authorised; 432,214,668 shares issued at 31 March 2008 and 467,295,391 shares issued at 31 March 2007		**219.7**	251.8		
Additional paid-in capital		**19.3**	180.2		
Accumulated deficit		**(454.5)**	(178.7)		
Common stock in treasury, at cost, 708,695 shares and nil shares at 31 March 2008 and 31 March 2007, respectively		**(4.0)**	–		
Accumulated other comprehensive income	20	**16.9**	5.4		
Total shareholders' (deficit) equity		**(202.6)**	258.7		
Total liabilities and shareholders' equity		**$ 2,179.9**	$ 2,128.1		

The accompanying notes are an integral part of these consolidated financial statements.

OF OPERATIONS

James Hardie Industries NV and Subsidiaries

(US$)

(Millions of US dollars, except per share data)	Notes	Years Ended 31 March 2008	2007	2006
Net sales	19	**$ 1,468.8**	$ 1,542.9	$ 1,488.5
Cost of goods sold		**(938.8)**	(969.9)	(937.7)
Gross profit		**530.0**	573.0	550.8
Selling, general and administrative expenses		**(228.2)**	(214.6)	(209.8)
Research and development expenses		**(27.3)**	(25.9)	(28.7)
Impairment charges	7	**(71.0)**	–	(13.4)
SCI and other related expenses		**–**	(13.6)	(17.4)
Asbestos adjustments	12	**(240.1)**	(405.5)	(715.6)
Other operating expense		**–**	–	(0.8)
Operating loss		**(36.6)**	(86.6)	(434.9)
Interest expense		**(11.1)**	(12.0)	(7.2)
Interest income		**12.2**	5.5	7.0
Loss before income taxes	19	**(35.5)**	(93.1)	(435.1)
Income tax (expense) benefit	14	**(36.1)**	243.9	(71.6)
(Loss) income before cumulative effect of change in accounting principle		**(71.6)**	150.8	(506.7)
Cumulative effect of change in accounting principle for stock-based compensation, net of income tax expense of nil, $0.4 million and nil, respectively		**–**	0.9	–
Net (loss) income		**$ (71.6)**	$ 151.7	$ (506.7)
Net (loss) income per share – basic		**$ (0.16)**	$ 0.33	$ (1.10)
Net (loss) income per share – diluted		**$ (0.16)**	$ 0.33	$ (1.10)
Weighted average common shares outstanding (Millions):				
Basic	2	**455.0**	464.6	461.7
Diluted	2	**455.0**	466.4	461.7

The accompanying notes are an integral part of these consolidated financial statements.

OF OPERATIONS

James Hardie Industries NV and Subsidiaries

(A$ UNAUDITED)

(Millions of Australian dollars, except per share data)	Years Ended 31 March 2008	2007	2006
Net sales	**A$ 1,689.6**	A$ 2,016.0	A$ 1,977.5
Cost of goods sold	**(1,079.9)**	(1,267.3)	(1,245.7)
Gross profit	**609.7**	748.7	731.8
Selling, general and administrative expenses	**(262.5)**	(280.4)	(278.7)
Research and development expenses	**(31.4)**	(33.8)	(38.1)
Impairment charges	**(81.7)**	-	(17.8)
SCI and other related expenses	**-**	(17.8)	(23.1)
Asbestos adjustments	**(276.2)**	(529.8)	(1,000.0)
Other operating expense	–	–	(1.1)
Operating loss	**(42.1)**	(113.1)	(627.0)
Interest expense	**(12.8)**	(15.7)	(9.6)
Interest income	**14.0**	7.2	9.3
Loss before income taxes	**(40.9)**	(121.6)	(627.3)
Income tax (expense) benefit	**(41.5)**	318.7	(95.1)
(Loss) income before cumulative effect of change in accounting principle	**(82.4)**	197.1	(722.4)
Cumulative effect of change in accounting principle for stock-based compensation, net of income tax expense of nil, A$0.5 million and nil, respectively	–	1.2	–
Net (loss) income	**A$ (82.4)**	A$ 198.3	A$ (722.4)
Net (loss) income per share – basic	**A$ (0.18)**	A$ 0.43	A$ (1.56)
Net (loss) income per share – diluted	**A$ (0.18)**	A$ 0.43	A$ (1.56)
Weighted average common shares outstanding (Millions):			
Basic	**455.0**	464.6	461.7
Diluted	**455.0**	466.4	461.7

The accompanying notes are an integral part of these consolidated financial statements.

STATEMENTS OF CASH FLOWS

James Hardie Industries NV and Subsidiaries

(US$)

(Millions of US dollars, except per share data)	Years Ended 31 March 2008	2007	2006
Cash flows from operating activities			
Net (loss) income	**$ (71.6)**	$ 151.7	$ (506.7)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:			
Depreciation	**56.5**	50.7	45.3
Deferred income taxes	**(54.0)**	(310.4)	4.3
Prepaid pension cost	**1.0**	(0.4)	2.9
Stock-based compensation	**7.7**	4.5	5.9
Asbestos adjustments	**240.1**	405.5	715.6
Cumulative effect of change in accounting principle	**–**	(0.9)	–
Impairment charges	**71.0**	–	13.4
Other	**(3.4)**	1.3	1.7
Changes in operating assets and liabilities:			
Restricted cash and cash equivalents	**44.7**	(151.9)	–
Accounts and notes receivable	**39.6**	(4.8)	(24.0)
Inventories	**(26.6)**	(19.5)	(26.6)
Prepaid expenses and other current assets	**4.9**	(0.1)	(24.8)
Insurance receivable – Asbestos	**16.7**	–	–
Accounts payable and accrued liabilities	**2.6**	(18.4)	24.4
Asbestos liability	**(67.0)**	–	–
Deposit with Australian Taxation Office	**(9.7)**	(154.8)	–
Other accrued liabilities and other liabilities	**66.8**	(19.6)	7.0
Net cash provided by (used in) operating activities	**319.3**	(67.1)	238.4
Cash flows from investing activities			
Purchases of property, plant and equipment	**(38.5)**	(92.6)	(162.0)
Proceeds from disposal of subsidiaries and businesses, net of cash divested	**–**	–	8.0
Net cash used in investing activities	**(38.5)**	(92.6)	(154.0)
Cash flows from financing activities			
Proceeds from short-term borrowings	**7.0**	–	181.0
Repayments of short-term borrowings	**–**	(98.0)	–
Proceeds from long-term borrowings	**69.5**	105.0	–
Repayments of long-term borrowings	**–**	(121.7)	(37.6)
Proceeds from issuance of shares	**3.3**	18.5	18.7
Tax benefit from stock options exercised	**–**	1.8	2.2
Treasury stock purchased	**(208.0)**	–	–
Dividends paid	**(126.2)**	(42.1)	(45.9)
Collections on loans receivable	**–**	0.1	0.3
Net cash (used in) provided by financing activities	**(254.4)**	(136.4)	118.7
Effects of exchange rate changes on cash	**(25.1)**	15.1	(1.5)
Net increase (decrease) in cash and cash equivalents	**1.3**	(281.0)	201.6
Cash and cash equivalents at beginning of period	**34.1**	315.1	113.5
Cash and cash equivalents at end of period	**$ 35.4**	$ 34.1	$ 315.1
Components of cash and cash equivalents			
Cash at bank and on hand	**$ 21.6**	$ 26.1	$ 24.9
Short-term deposits	**13.8**	8.0	290.2
Cash and cash equivalents at end of period	**$ 35.4**	$ 34.1	$ 315.1
Supplemental disclosure of cash flow activities			
Cash paid during the year for interest, net of amounts capitalised	**$ 12.8**	$ 3.9	$ 3.5
Cash paid during the year for income taxes, net	**$ 70.4**	$ 80.8	$ 93.4

The accompanying notes are an integral part of these consolidated financial statements.

STATEMENTS OF CASH FLOWS

James Hardie Industries NV and Subsidiaries

(A$ UNAUDITED)

(Millions of Australian dollars, except per share data)	Years Ended 31 March 2008	2007	2006
Cash flows from operating activities			
Net (loss) income	**A$ (82.4)**	A$ 198.3	A$ (722.4)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:			
Depreciation	**65.0**	66.2	60.2
Deferred income taxes	**(62.1)**	(405.6)	5.7
Prepaid pension cost	**1.2**	(0.5)	3.9
Stock-based compensation	**8.9**	5.9	7.8
Asbestos adjustments	**276.2**	529.8	1,000.0
Cumulative effect of change in accounting principle	**–**	(1.2)	–
Impairment charges	**81.7**	–	17.8
Other	**(3.9)**	1.7	2.3
Changes in operating assets and liabilities:			
Restricted cash and cash equivalents	**51.4**	(198.5)	–
Accounts and notes receivable	**45.6**	(6.3)	(31.9)
Inventories	**(30.6)**	(25.5)	(35.3)
Prepaid expenses and other current assets	**5.6**	(0.1)	(32.9)
Insurance receivable – Asbestos	**19.2**	–	–
Accounts payable and accrued liabilities	**3.0**	(24.0)	32.4
Asbestos liability	**(77.1)**	–	–
Deposit with Australian Taxation Office	**(11.2)**	(202.3)	–
Other accrued liabilities and other liabilities	**76.8**	(25.6)	9.3
Net cash provided by (used in) operating activities	**367.3**	(87.7)	316.9
Cash flows from investing activities			
Purchases of property, plant and equipment	**(44.3)**	(121.0)	(215.2)
Proceeds from disposal of subsidiaries and businesses, net of cash divested	**–**	–	10.6
Net cash used in investing activities	**(44.3)**	(121.0)	(204.6)
Cash flows from financing activities			
Proceeds from short-term borrowings	**8.1**	–	240.5
Repayments of short-term borrowings	**–**	(128.0)	–
Proceeds from long-term borrowings	**79.9**	137.2	–
Repayments of long-term borrowings	**–**	(159.0)	(50.0)
Proceeds from issuance of shares	**3.8**	24.2	24.8
Tax benefit from stock options exercised	**–**	2.4	2.9
Treasury stock purchased	**(239.3)**	–	–
Dividends paid	**(145.2)**	(55.0)	(61.0)
Collections on loans receivable	**–**	0.1	0.3
Net cash (used in) provided by financing activities	**(292.7)**	(178.1)	157.5
Effects of exchange rate changes on cash	**(34.0)**	(11.3)	23.7
Net (decrease) increase in cash and cash equivalents	**(3.7)**	(398.1)	293.5
Cash and cash equivalents at beginning of period	**42.3**	440.4	146.9
Cash and cash equivalents at end of period	**A$ 38.6**	A$ 42.3	A$ 440.4
Components of cash and cash equivalents			
Cash at bank and on hand	**A$ 23.6**	A$ 32.4	A$ 34.8
Short-term deposits	**15.0**	9.9	405.6
Cash and cash equivalents at end of period	**A$ 38.6**	A$ 42.3	A$ 440.4
Supplemental disclosure of cash flow activities			
Cash paid during the year for interest, net of amounts capitalised	**A$ 14.7**	A$ 4.8	A$ 4.9
Cash paid during the year for income taxes, net	**A$ 81.0**	A$ 100.2	A$ 130.5

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

James Hardie Industries NV and Subsidiaries

(Millions of US dollars)	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive (Loss) Income	Treasury Stock	Total
Balances as of 31 March 2005	**$ 245.8**	**$ 138.7**	**$ 264.3**	**$ (24.1)**	**$ –**	**$ 624.7**
Comprehensive income (loss):						
Net loss	–	–	(506.7)	–	–	(506.7)
Amortisation of unrealised transition gain on derivative instruments	–	–	–	0.5	–	0.5
Foreign currency translation loss	–	–	–	(4.8)	–	(4.8)
Other comprehensive loss	–	–	–	(4.3)	–	(4.3)
Total comprehensive loss						(511.0)
Stock-based compensation	–	5.9	–	–	–	5.9
Tax benefit from stock options exercised	–	2.2	–	–	–	2.2
Employee loans repaid	–	0.3	–	–	–	0.3
Stock options exercised	7.4	11.3	–	–	–	18.7
Dividends paid	–	–	(45.9)	–	–	(45.9)
Balances as of 31 March 2006	**$ 253.2**	**$ 158.4**	**$ (288.3)**	**$ (28.4)**	**$ –**	**$ 94.9**
Comprehensive income (loss):						
Net income	–	–	151.7	–	–	151.7
Foreign currency translation gain	–	–	–	36.5	–	36.5
Other comprehensive income	–	–	–	36.5	–	36.5
Total comprehensive income						188.2
Adoption of FAS 158, net of tax	–	–	–	(2.7)	–	(2.7)
Stock-based compensation	–	4.5	–	–	–	4.5
Tax benefit from stock options exercised	–	1.8	–	–	–	1.8
Employee loans repaid	–	0.1	–	–	–	0.1
Stock options exercised	3.1	15.4	–	–	–	18.5
Dividends paid	–	–	(42.1)	–	–	(42.1)
Other	(4.5)	–	–	–	–	(4.5)
Balances as of 31 March 2007	**$ 251.8**	**$ 180.2**	**$ (178.7)**	**$ 5.4**	**$ –**	**$ 258.7**
Comprehensive income (loss)						
Net loss	–	–	(71.6)	–	–	(71.6)
Pension and post-retirement benefit adjustments	–	–	–	0.6	–	0.6
Unrealised loss on investments	–	–	–	(4.4)	–	(4.4)
Foreign currency translation gain	–	–	–	15.3	–	15.3
Other comprehensive income	–	–	–	11.5	–	11.5
Total comprehensive loss						(60.1)
Adoption of FIN 48	–	–	(78.0)	–	–	(78.0)
Stock-based compensation	–	7.7	–	–	–	7.7
Stock options exercised	0.5	2.8	–	–	–	3.3
Dividends paid	–	–	(126.2)	–	–	(126.2)
Treasury stock purchased	–	–	–	–	(208.0)	(208.0)
Treasury stock retired	(32.6)	(171.4)	–	–	204.0	–
Balances as of 31 March 2008	**$ 219.7**	**$ 19.3**	**$ (454.5)**	**$ 16.9**	**$ (4.0)**	**$ (202.6)**

The accompanying notes are an integral part of these consolidated financial statements.

1. BACKGROUND AND BASIS OF PRESENTATION

Nature of Operations

The Company manufactures and sells fibre cement building products for interior and exterior building construction applications primarily in the United States, Australia, New Zealand, Philippines and Europe.

Background

On 2 July 1998, ABN 60 000 009 263 Pty Ltd, formerly James Hardie Industries Limited ("JHIL"), then a public company organised under the laws of Australia and listed on the ASX, announced a plan of reorganisation and capital restructuring (the "1998 Reorganisation"). James Hardie N.V. ("JHNV") was incorporated in August 1998, as an intermediary holding company, with all of its common stock owned by indirect subsidiaries of JHIL. On 16 October 1998, JHIL's shareholders approved the 1998 Reorganisation. Effective as of 1 November 1998, JHIL contributed its fibre cement businesses, its US gypsum wallboard business, its Australian and New Zealand building systems businesses and its Australian windows business (collectively, the "Transferred Businesses") to JHNV and its subsidiaries. In connection with the 1998 Reorganisation, JHIL and its non-transferring subsidiaries retained certain unrelated assets and liabilities.

On 24 July 2001, JHIL announced a further plan of reorganisation and capital restructuring (the "2001 Reorganisation"). Completion of the 2001 Reorganisation occurred on 19 October 2001. In connection with the 2001 Reorganisation, James Hardie Industries N.V. ("JHI NV"), formerly RCI Netherlands Holdings B.V., issued common shares represented by CUFS on a one for one basis to existing JHIL shareholders in exchange for their shares in JHIL such that JHI NV became the new ultimate holding company for JHIL and JHNV.

Following the 2001 Reorganisation, JHI NV controls the same assets and liabilities as JHIL controlled immediately prior to the 2001 Reorganisation.

Previously deconsolidated entities have been consolidated beginning 31 March 2007 as part of the accounting for the asbestos liability. Upon approval of the Amended FFA on 7 February 2007, the AICF was deemed a special purpose entity and, as such, it was consolidated with the results for JHI NV. See Note 2 and Note 12 for additional information.

Basis of Presentation

The consolidated financial statements represent the financial position, results of operations and cash flows of JHI NV and its current wholly owned subsidiaries and special purpose entities, collectively referred to as either the "Company" or "James Hardie" and JHI NV together with its subsidiaries as of the time relevant to the applicable reference, the "James Hardie Group," unless the context indicates otherwise. Operating loss for the twelve months ended 31 March 2008 includes a charge of US$2.7 million relating to prior period lease costs. The impact of this adjustment on prior periods' financial statements is not material.

The assets, liabilities, statements of operations and statements of cash flows of the Company have been presented with accompanying Australian dollar (A$) convenience translations as the majority of the Company's shareholder base is Australian. These A$ convenience translations are not prepared in accordance with accounting principles generally accepted in the United States of America and have not been audited. The exchange rates used to calculate the convenience translations are as follows:

	31 March		
(US$1 = A$)	**2008**	2007	2006
Assets and liabilities	**1.0903**	1.2395	1.3975
Statements of operations	**1.1503**	1.3066	1.3285
Cash flows – beginning cash	**1.2395**	1.3975	1.2946
Cash flows – ending cash	**1.0903**	1.2395	1.3975
Cash flows – current period movements	**1.1503**	1.3066	1.3285

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The US dollar is used as the reporting currency. All subsidiaries and special purpose entities are consolidated and all significant intercompany transactions and balances are eliminated.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Reclassifications

Certain prior year balances have been reclassified to conform with the current year presentation. The reclassifications do not impact shareholders' equity.

Foreign Currency Translation

All assets and liabilities are translated into US dollars at current exchange rates while revenues and expenses are translated at average exchange rates in effect for the period. The effects of foreign currency translation adjustments are included directly in other comprehensive income in shareholders' equity. Gains and losses arising from foreign currency transactions are recognised in income currently.

Cash and Cash Equivalents

Cash and cash equivalents include amounts on deposit in banks and cash invested temporarily in various highly liquid financial instruments with original maturities of three months or less when acquired.

Restricted Cash and Cash Equivalents

Restricted cash and cash equivalents include amounts on deposit with insurance companies.

Accounts Receivable

The Company reviews trade receivables and estimates of the allowance for doubtful accounts each period. The allowance is determined by analysing specific customer accounts and assessing the risk of uncollectability based on insolvency, disputes or other collection issues.

Inventories

Inventories are valued at the lower of cost or market. Cost is generally determined under the first-in, first-out method, except that the cost of raw materials and supplies is determined using actual or average costs. Cost includes the costs of materials, labour and applied factory overhead. On a regular basis, the Company evaluates its inventory balances for excess quantities and obsolescence by analysing demand, inventory on hand, sales levels and other information. Based on these evaluations, inventory balances are written down, if necessary.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Property, plant and equipment of businesses acquired are recorded at their estimated cost based on fair value at the date of acquisition. Depreciation of property, plant and equipment is computed using the straight-line method over the following estimated useful lives:

	Years
Buildings	40
Building improvements	5 to 10
Manufacturing machinery	20
General equipment	5 to 10
Computer equipment, software and software development	3 to 7
Office furniture and equipment	3 to 10

The costs of additions and improvements are capitalised, while maintenance and repair costs are expensed as incurred. Interest is capitalised in connection with the construction of major facilities. Capitalised interest is recorded as part of the asset to which it relates and is amortised over the asset's estimated useful life. Retirements, sales and disposals of assets are recorded by removing the cost and accumulated depreciation amounts with any resulting gain or loss reflected in the consolidated statements of operations.

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations", the Company accrues for all asset retirement obligations in the period in which the liability is incurred. The initial measurement of an asset retirement obligation is based upon the present value of estimated cost and a related long-lived asset retirement cost is capitalised as part of the asset's carrying value and allocated to expense over the asset's useful life.

Impairment of Long-Lived Assets

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," long-lived assets, such as property, plant and equipment, and purchased intangibles subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognised by the amount by which the carrying amount of the asset exceeds the fair value of the assets.

Environmental

Environmental remediation expenditures that relate to current operations are expensed or capitalised, as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Estimated liabilities are not discounted to present value. Generally, the timing of these accruals coincides with completion of a feasibility study or the Company's commitment to a formal plan of action.

Revenue Recognition

The Company recognises revenue when the risks and obligations of ownership have been transferred to the customer, which generally occurs at the time of delivery to the customer. The Company records estimated reductions to sales for customer rebates and discounts including volume, promotional, cash and other discounts. Rebates and discounts are recorded based on management's best estimate when products are sold. The estimates are based on historical experience for similar programs and products. Management reviews these rebates and discounts on an ongoing basis and the related accruals are adjusted, if necessary, as additional information becomes available.

Cost of Goods Sold

Cost of goods sold is primarily comprised of cost of materials, labour and manufacturing. Cost of goods sold also includes the cost of inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs and shipping and handling costs.

Shipping and Handling

Shipping and handling costs are charged to cost of goods sold as incurred. Recovery of these costs is incorporated in the Company's sales price per unit and is therefore classified as part of net sales.

Selling, General and Administrative

Selling, general and administrative expenses primarily include costs related to advertising, marketing, selling, information technology and other general corporate functions. Selling, general and administrative expenses also include certain transportation and logistics expenses associated with the Company's distribution network.

Advertising
The Company expenses the production costs of advertising the first time the advertising takes place. Advertising expense was US$11.9 million, US$17.0 million and US$19.1 million during the years ended 31 March 2008, 2007 and 2006, respectively.

Research and Development
Research and development costs are charged to expense when incurred.

Accrued Product Warranties
An accrual for estimated future warranty costs is recorded based on an analysis by the Company, including the historical relationship of warranty costs to sales.

Income Taxes
The Company accounts for income taxes under the asset and liability method. Under this method, deferred income taxes are recognised by applying enacted statutory rates applicable to future years to differences between the tax bases and financial reporting amounts of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognised in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that all or some portion of deferred tax assets will not be realised. Interest and penalties related to uncertain tax positions are recognised in income tax expense.

Financial Instruments
To meet the reporting requirements of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments", the Company calculates the fair value of financial instruments and includes this additional information in the notes to the consolidated financial statements when the fair value is different than the carrying value of those financial instruments. When the fair value reasonably approximates the carrying value, no additional disclosure is made. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Periodically, interest rate swaps, commodity swaps and forward exchange contracts are used to manage market risks and reduce exposure resulting from fluctuations in interest rates, commodity prices and foreign currency exchange rates. Where such contracts are designated as, and are effective as, a hedge, gains and losses arising on such contracts are accounted for in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. Specifically, changes in the fair value of derivative instruments designated as cash flow hedges are deferred and recorded in other comprehensive income. These deferred gains or losses are recognised in income when the transactions being hedged are recognised. The ineffective portion of these hedges is recognised in income currently. Changes in the fair value of derivative instruments designated as fair value hedges are recognised in income, as are changes in the fair value of the hedged item. Changes in the fair value of derivative instruments that are not designated as hedges for accounting purposes are recognised in income. The Company does not use derivatives for trading purposes.

Stock-based Compensation
The Company recognised stock-based compensation expense (included in selling, general and administrative expense) of US$7.7 million, US$5.8 million and US$5.9 million for the years ended 31 March 2008, 2007 and 2006, respectively.

Upon adoption of SFAS No. 123R, "Accounting for Stock-Based Compensation", at the beginning of fiscal year 2007, the Company analysed forfeiture rates on all of its 2001 Stock Option Plan grants for which vesting was complete, resulting in an estimated weighted average forfeiture rate of 30.7%. Based on this estimated rate, a cumulative adjustment to stock-based compensation expense of US$1.3 million net of an income tax benefit of US$0.4 million was recorded effective 1 April 2006. The adjustment is presented on the consolidation statements of operations as a cumulative effect of change in accounting principle (net of income tax). The portion of the cumulative adjustment that relates to USA-based employees caused a reduction in the deferred tax asset previously recorded. For the twelve months ended 31 March 2007, the amount of the cumulative adjustment related to USA-based employees was US$1.0 million for which the related USA income tax adjustment was US$0.4 million.

Employee Benefit Plans
In fiscal year 2007, the Company implemented the provisions of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans". Adopting this standard resulted in the recognition of an increase in non-current liabilities of US$3.9 million and a reduction in shareholders' equity of US$2.7 million, at 31 March 2007.

The Company sponsors both defined benefit and defined contribution retirement plans for its employees. Employer contributions to the defined contribution plans are recognised as periodic pension expense in the period that the employees' salaries or wages are earned. The defined benefit plan covers all eligible employees and takes into consideration the following components to calculate net periodic pension expense: (a) service cost; (b) interest cost; (c) expected return on plan assets; (d) amortisation of unrecognised prior service cost; (e) recognition of net actuarial gains or losses; and (f) amortisation of any unrecognised net transition asset. If the amount of the Company's total contribution to its pension plan for the period is not equal to the amount of net periodic pension cost, the Company recognises the difference either as a prepaid or accrued pension cost.

Dividends
Dividends are recorded as a liability on the date the Board of Directors formally declares the dividend.

Earnings Per Share

The Company is required to disclose basic and diluted earnings per share ("EPS"). Basic EPS is calculated using net income divided by the weighted average number of common shares outstanding during the period. Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares calculated using the treasury method that would have been outstanding if the dilutive potential common shares, such as options, had been issued. Accordingly, basic and dilutive common shares outstanding used in determining net (loss) income per share are as follows:

	Years Ended 31 March		
(Millions of shares)	**2008**	2007	2006
Basic common shares outstanding	**455.0**	464.6	461.7
Dilutive effect of stock options	**-**	1.8	-
Diluted common shares outstanding	**455.0**	466.4	461.7

(US dollars)	**2008**	2007	2006
Net (loss) income per share – basic	**$ (0.16)**	$ 0.33	$ (1.10)
Net (loss) income per share – diluted	**$ (0.16)**	$ 0.33	$ (1.10)

Potential common shares of 10.4 million, 7.7 million and 6.6 million for the years ended 31 March 2008, 2007 and 2006, respectively, have been excluded from the calculation of diluted common shares outstanding because the effect of their inclusion would be anti-dilutive. Due to the net loss for the years ended 31 March 2008 and 2006, the assumed net exercise of stock options was excluded, as the effect would have been anti-dilutive.

Repurchased Common Stock

The Company accounts for repurchased common stock under the cost method and includes such treasury stock as a component of shareholders' equity. Retirement of treasury stock is recorded as a reduction of common stock and additional paid-in capital, as applicable.

Accumulated Other Comprehensive Income

Accumulated other comprehensive income includes foreign currency translation gains and losses, unrealised losses on investments and unrecognised pension costs, and is presented as a separate component of shareholders' equity.

Asbestos

At 31 March 2006, the Company recorded an asbestos provision based on the estimated economic reality of the Original Final Funding Agreement ("Original FFA") entered into on 1 December 2005. The amount of the asbestos provision of US$715.6 million was based on the terms of the Original FFA, which included an actuarial estimate prepared by KPMG Actuaries as of 31 March 2006 of the projected future cash outflows, undiscounted and uninflated, and the anticipated tax deduction arising from Australian legislation which came into force on 6 April 2006. The amount represented the net economic impact that the Company was prepared to assume as a result of its voluntary funding of the asbestos liability which was under negotiation with various parties.

In February 2007, the shareholders approved the Amended FFA entered into on 21 November 2006 to provide long-term funding to the AICF, a special purpose fund that provides compensation for Australian-related personal injuries for which certain former subsidiary companies of James Hardie in Australia (being Amaca Pty Ltd ("Amaca"), Amaba Pty Ltd ("Amaba") and ABN 60 Pty Limited ("ABN 60") (collectively, the "Liable Entities")) are found liable.

Upon shareholder approval of the Amended FFA, in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 46R, the Company consolidated the AICF with the Company resulting in a separate recognition of the asbestos liability and certain other items including the related Australian income tax benefit. Among other items, the Company recorded a deferred tax asset for the anticipated tax benefit related to asbestos liabilities and a corresponding increase in the asbestos liability. As stated in "Deferred Income Taxes" below, the Company's Performing Subsidiary will be able to claim a taxable deduction for contributions to the asbestos fund. For the year ended 31 March 2007, the Company classified the expense related to the increase of the asbestos liability as asbestos adjustments and the Company classified the benefit related to the recording of the related deferred tax asset as an income tax benefit (expense) on its consolidated statements of operations.

Amaca and Amaba separated from the James Hardie Group in February 2001. ABN 60 separated from the James Hardie Group in March 2003. Upon shareholder approval of the Amended FFA in February 2007, shares in the Liable Entities were transferred to the AICF. The Company appoints three of the AICF directors and the NSW state government appoints two of the AICF directors. The AICF manages Australian asbestos-related personal injury claims made against the Liable Entities, and makes compensation payments in respect of those proven claims.

AICF

Under the terms of the Amended FFA, James Hardie 117 Pty Ltd (the "Performing Subsidiary") has a contractual liability to make payments to the AICF. This funding to the AICF results in the Company having a pecuniary interest in the AICF. The interest is considered variable because the potential impact on the Company will vary based upon the annual actuarial assessments obtained by the AICF with respect to asbestos-related personal injury claims against the Liable Entities. Due to the Company's variable interest in the AICF, it consolidates the AICF in accordance with FASB, Interpretation No. 46R, "Consolidation of Variable Interest Entities".

The AICF has operating costs that are claims related and non-claims related. Claims related costs incurred by the AICF are treated as reductions to the accrued asbestos liability balances previously reflected in the consolidated balance sheets. Non-claims related operating costs incurred by the AICF are expensed as incurred in the line item Selling, general and administrative expenses in the consolidated statements of operations. The AICF earns interest on its cash and cash equivalents and on its short-term investments; these amounts are included in the line item Interest income in the consolidated statements of operations.

Asbestos-Related Assets and Liabilities

The Company has recorded on its consolidated balance sheets certain assets and liabilities under the terms of the Amended FFA. These items are Australian dollar-denominated and are subject to translation into US dollars at each reporting date. These assets and liabilities are commonly referred to by the Company as Asbestos-Related Assets and Liabilities and include:

Asbestos Liability

The amount of the asbestos liability reflects the terms of the Amended FFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of projected future cash flows prepared by KPMG Actuaries. Based on KPMG Actuaries' assumptions, KPMG Actuaries arrived at a range of possible total cash flows and proposed a central estimate which is intended to reflect an expected outcome. The Company views the central estimate as the basis for recording the asbestos liability in the Company's financial statements, which under US GAAP, it considers the best estimate under SFAS No. 5. The asbestos liability includes these cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows is not fixed or readily determinable.

Adjustments in the asbestos liability due to changes in the actuarial estimate of projected future cash flows and changes in the estimate of future operating costs of the AICF are reflected in the consolidated statements of operations during the period in which they occur. Claims paid by the AICF and claims-handling costs incurred by the AICF are treated as reductions in the accrued balances previously reflected in the consolidated balance sheets.

Insurance Receivable

There are various insurance policies and insurance companies with exposure to the asbestos claims. The insurance receivable determined by KPMG Actuaries reflects the recoveries expected from all such policies based on the expected pattern of claims against such policies less an allowance for credit risk based on credit agency ratings. The insurance receivable generally includes these cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows are not fixed or readily determinable. The Company only records insurance receivables that it deems to be probable.

Included in insurance receivable is US$16.2 million recorded on a discounted basis because the timing of the recoveries has been agreed with the insurer.

Adjustments in insurance receivable due to changes in the actuarial estimate, or changes in the Company's assessment of recoverability are reflected in the consolidated statements of operations during the period in which they occur. Insurance recoveries are treated as a reduction in the insurance receivable balance.

Workers' Compensation

Workers' compensation claims are claims made by former employees of the Liable Entities. Such past, current and future reported claims were insured with various insurance companies and the various Australian State-based workers' compensation schemes (collectively "workers' compensation schemes or policies"). An estimate of the liability related to workers' compensation claims is prepared by KPMG Actuaries as part of the annual actuarial assessment. This estimate contains two components, amounts that will be met by a workers' compensation scheme or policy, and amounts that will be met by the Liable Entities.

The portion of the KPMG Actuaries estimate that is expected to be met by the Liable Entities is included as part of the *Asbestos Liability*. Adjustments to this estimate are reflected in the consolidated statements of operations during the period in which they occur.

The portion of the KPMG Actuaries estimate that is expected to be met by the workers' compensation schemes or policies of the Liable Entities is recorded by the Company as a workers' compensation liability. Since these amounts are expected to be paid by the workers' compensation schemes or policies, the Company records an equivalent workers' compensation receivable.

Adjustments to the workers' compensation liability result in an equal adjustment in the workers' compensation receivable recorded by the Company and have no effect on the consolidated statements of operations.

Asbestos-Related Research and Education Contributions

The Company agreed to fund asbestos-related research and education initiatives for a period of 10 years, beginning in fiscal year 2007. The liabilities related to these agreements are included in "Other Liabilities" on the consolidated balance sheets.

Restricted Cash and Cash Equivalents

Cash and cash equivalents of the AICF are reflected as restricted assets, as the use of these assets is restricted to the settlement of asbestos claims and payment of the operating costs of the AICF.

Restricted Short-Term Investments

Short-term investments consist of highly liquid investments held in the custody of major financial institutions. All short-term investments are classified as available for sale and are recorded at market value using the specific identification method. Unrealised gains and losses on the market value of these investments are included as a separate component of accumulated other comprehensive income.

AICF – Other Assets and Liabilities

Other assets and liabilities of the AICF, including fixed assets, trade receivables and payables are included on the consolidated balance sheets under the appropriate captions and their use is restricted to the operations of the AICF.

Deferred Income Taxes

The Performing Subsidiary is able to claim a taxation deduction for its contributions to the AICF over a five-year period from the date of contribution. Consequently, a deferred tax asset has been recognised equivalent to the anticipated tax benefit over the life of the Amended FFA. Adjustments are made to the deferred income tax asset as adjustments to the asbestos-related assets and liabilities are recorded.

Foreign Currency Translation

The asbestos-related assets and liabilities are denominated in Australian dollars and thus the reported values of these asbestos-related assets and liabilities in the Company's consolidated balance sheets in US dollars are subject to adjustment depending on the closing exchange rate between the two currencies at the balance sheet date. The effect of foreign exchange rate movements between these currencies is included in Asbestos Adjustments in the consolidated statements of operations.

Recent Accounting Pronouncements

Fair Value Measurements

In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements" ("SFAS No. 157"), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP") and expands disclosures about fair value measurements. The expanded disclosures in this statement about the use of fair value to measure assets and liabilities should provide users of financial statements with better information about the extent to which fair value is used to measure recognised assets and liabilities, the inputs used to develop the measurements, and the effect of certain measurements on earnings (or changes in net assets) for the period. Certain provisions of SFAS No. 157 are effective for the Company on 1 April 2008 and it is currently evaluating the impact on its financial statements of adopting SFAS No. 157.

Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"), which allows for voluntary measurement of financial assets and liabilities as well as certain other items at fair value. Unrealised gains and losses on financial instruments for which the fair value option has been elected are reported in earnings. The provisions of SFAS No. 159 are effective for the Company on 1 April 2008 and it is currently evaluating the impact on its financial statements of adopting SFAS No. 159.

Business Combinations

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations ("SFAS No. 141R")", which replaces SFAS No. 141. The statement establishes principles and requirements for how the acquirer in a business combination recognises and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognises and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The provisions of SFAS No. 141R are effective for business combinations for which the acquisition date is on or after 1 April 2009.

Noncontrolling Interests in Consolidated Financial Statements – an amendment to ARB No. 51

In December 2007, the FASB approved the issuance of SFAS No. 160 "Noncontrolling Interests in Consolidated Financial Statements – an amendment to ARB No. 51" ("SFAS No. 160"). SFAS No. 160 establishes accounting and reporting standards that require the ownership interest in subsidiaries held by parties other than the entity be clearly identified and presented in the Consolidated Balance Sheets within equity, but separate from the entity's equity; the amount of consolidated net income attributable to the entity and the noncontrolling interest be clearly identified and presented on the face of the Consolidated Statement of Earnings; and changes in the entity's ownership interest while the entity retains its controlling financial interest in its subsidiary be accounted for consistently. The provisions of SFAS No. 160 are effective for the Company on 1 April 2009, and it is currently evaluating the impact on its financial statements of adopting SFAS No. 160.

Disclosures about Derivative Instruments and Hedging Activities

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS No. 161"). SFAS No. 161 is intended to improve financial reporting of derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. SFAS No. 161 is effective for the Company 1 April 2009 and it is currently evaluating the impact on its financial statements of adopting SFAS No. 161.

Hierarchy of Generally Accepted Accounting Principles

In May 2008, the FASB issued SFAS No. 162 "The Hierarchy of Generally Accepted Accounting Principles" (which the Company refers to as SFAS No. 162). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of non-governmental entities that are presented in conformity with US GAAP. This statement shall be effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles." The Company does not expect its adoption will have a material impact on the Company's consolidated financial statements.

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include amounts on deposit in banks and cash invested temporarily in various highly liquid financial instruments with original maturities of three months or less.

Cash and cash equivalents consist of the following components:

	31 March	
(Millions of US dollars)	**2008**	2007
Cash at bank and on hand	**$ 21.6**	$ 26.1
Short-term deposits	**13.8**	8.0
Total cash and cash equivalents	**$ 35.4**	$ 34.1

Short-term deposits are placed at floating interest rates varying between 2.14% to 2.93% and 4.85% to 5.25% as of 31 March 2008 and 2007, respectively.

4. RESTRICTED CASH AND CASH EQUIVALENTS

Included in restricted cash is US$5.0 million related to an insurance policy as of 31 March 2008 and 2007.

5. ACCOUNTS AND NOTES RECEIVABLE

Accounts and notes receivable consist of the following components:

	31 March	
(Millions of US dollars)	**2008**	2007
Trade receivables	**$ 122.7**	$ 152.4
Other receivables and advances	**10.7**	12.5
Allowance for doubtful accounts	**(2.0)**	(1.5)
Total accounts and notes receivable	**$ 131.4**	$ 163.4

The collectability of accounts receivable, consisting mainly of trade receivables, is reviewed on an ongoing basis and an allowance for doubtful accounts is provided for known and estimated bad debts. The following are changes in the allowance for doubtful accounts:

	31 March	
(Millions of US dollars)	**2008**	2007
Balance at beginning of period	**$ 1.5**	$ 1.3
Charged to expense	**0.6**	0.5
Costs and deductions	**(0.1)**	(0.3)
Balance at end of period	**$ 2.0**	$ 1.5

6. INVENTORIES

Inventories consist of the following components:

	31 March	
(Millions of US dollars)	**2008**	2007
Finished goods	**$ 127.4**	$ 101.5
Work-in-process	**8.4**	12.3
Raw materials and supplies	**51.0**	37.8
Provision for obsolete finished goods and raw materials	**(7.1)**	(4.0)
Total inventories	**$ 179.7**	$ 147.6

7. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following components:

(Millions of US dollars)	Land	Buildings	Machinery and Equipment	Construction in Progress	Total
Balance at 31 March 2006:					
Cost	$ 15.6	$ 147.5	$ 669.8	$ 228.1	$ 1,061.0
Accumulated depreciation	–	(31.7)	(253.7)	–	(285.4)
Net book value	15.6	115.8	416.1	228.1	**775.6**
Changes in net book value:					
Capital expenditures	1.3	70.8	131.3	(110.8)	92.6
Retirements and sales	–	–	(0.6)	–	(0.6)
Depreciation	–	(8.3)	(42.4)	–	(50.7)
Other movements	–	–	0.6	–	0.6
Foreign currency translation adjustments	–	–	10.2	–	10.2
Total changes	1.3	62.5	99.1	(110.8)	52.1
Balance at 31 March 2007:					
Cost	16.9	218.3	811.3	117.3	1,163.8
Accumulated depreciation	–	(40.0)	(296.1)	–	(336.1)
Net book value	$ 16.9	$ 178.3	$ 515.2	$ 117.3	**$ 827.7**
Changes in net book value:					
Capital expenditures	0.3	7.3	65.8	(34.9)	38.5
Retirements and sales	–	–	(1.2)	–	(1.2)
Depreciation	–	(12.0)	(44.5)	–	(56.5)
Impairment	–	(16.7)	(54.3)	–	(71.0)
Other movements	–	–	5.2	–	5.2
Foreign currency translation adjustments	–	–	13.7	–	13.7
Total changes	0.3	(21.4)	(15.3)	(34.9)	(71.3)
Balance at 31 March 2008:					
Cost	17.2	208.9	840.5	82.4	1,149.0
Accumulated depreciation	–	(52.0)	(340.6)	–	(392.6)
Net book value	$ 17.2	$ 156.9	$ 499.9	$ 82.4	**$ 756.4**

Construction in progress consists of plant expansions and upgrades.

Interest related to the construction of major facilities is capitalised and included in the cost of the asset to which it relates. Interest capitalised was US$0.6 million, US$5.3 million and US$5.7 million for the years ended 31 March 2008, 2007 and 2006, respectively. Depreciation expense for continuing operations was US$56.5 million, US$50.7 million and US$45.3 million for the years ended 31 March 2008, 2007 and 2006, respectively.

Included in property, plant and equipment are restricted assets of the AICF with a net book value of US$0.6 million and US$0.4 million as of 31 March 2008 and 2007, respectively.

Asset Impairments

The Company recorded an asset impairment charge of US$13.4 million for the year ended 31 March 2006 related to the closure of its pilot roofing plant. This asset impairment charge was recorded in the Company's Other segment. The impaired assets include buildings and machinery, which were reduced to their estimated fair value based on valuation methods including quoted market prices and discounted future cash flows.

On 31 October 2007, the Company announced plans to suspend production at its Blandon, Pennsylvania plant in the US. The Company recorded an asset impairment charge of US$32.4 million in the year ended 31 March 2008 in its USA Fibre Cement segment. The impaired assets include buildings and machinery, which were reduced to their estimated fair value based on valuation methods including quoted market prices and discounted future cash flows. These assets are being held for use by the Company. Since the date of the announcement through 31 March 2008, the Company has incurred US$1.4 million of closure related costs. The closure related costs are not included in the asset impairment charge of US$32.4 million and have been included in cost of goods sold and selling, general and administrative expenses in the period incurred.

The Company recorded an asset impairment charge of US$25.4 million in the year ended 31 March 2008 in its Other segment, related to the closure of its Plant City, Florida Hardie Pipe plant. The impaired assets include buildings and machinery, which were reduced to their estimated fair value based on valuation methods including quoted market prices and discounted future cash flows. These assets are being held for use by the Company.

The Company recorded an asset impairment charge of US$13.2 million in the year ended 31 March 2008 related to buildings and machinery utilised to produce materials for the Company's products. This asset impairment was recorded in its USA Fibre Cement segment. The impaired assets were reduced to their estimated fair value based on valuation methods including quoted market prices and discounted future cash flows. These assets are being held for use by the Company.

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following components:

	31 March	
(Millions of US dollars)	**2008**	2007
Trade creditors	**$ 73.7**	$ 57.7
Other creditors and accruals	**33.9**	43.1
Total accounts payable and accrued liabilities	**$ 107.6**	$ 100.8

9. SHORT AND LONG-TERM DEBT

Debt consists of the following components:

	31 March	
(Millions of US dollars)	**2008**	2007
Short-term debt	**$ 90.0**	$ 83.0
Long-term debt	**174.5**	105.0
Total debt[1]	**$ 264.5**	$ 188.0

[1] Total debt at 3.63% and 5.91% weighted average rates at 31 March 2008 and 2007, respectively.

At 31 March 2008, the Company's credit facilities currently consist of:

Description	Total Facility	Principal Drawn
(US$ millions)		
364-day facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until December 2008	$ 110.0	$ 90.0
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until June 2010	245.0	174.5
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2011	45.0	–
Term facilities, can be drawn in US$, variable interest rates based on LIBOR plus margin, can be repaid and redrawn until February 2013	90.0	–
Total	$ 490.0	$ 264.5

For all facilities, the interest rate is calculated two business days prior to the commencement of each draw-down period based on the US$ London Interbank Offered Rate ("LIBOR") plus the margins of individual lenders and is payable at the end of each drawn-down period. The Company paid commitment fees in the amount of US$0.4 million and US$0.7 million, respectively for the years ended 31 March 2008 and 2007. At 31 March 2008, there was US$264.5 million drawn under the combined facilities and US$225.5 million was available.

Short-term debt at 31 March 2008 and 31 March 2007 comprised US$90.0 million and US$83.0 million, respectively, drawn under the 364-day facilities. Long-term debt at 31 March 2008 and 31 March 2007 comprised US$174.5 million and US$105.0 million, respectively, drawn under the term facilities.

At 31 March 2008, management believes that the Company was in compliance with all restrictive covenants contained in its credit facility agreements. Under the most restrictive of these covenants, the Company (i) is required to maintain certain ratios of indebtedness to equity which do not exceed certain maximums, excluding assets, liabilities and other balance sheet items of the AICF, Amaba Pty Limited, Amaca Pty Limited, ABN 60 Pty Limited and Marlew Mining Pty Limited, (ii) must maintain a minimum level of net worth, excluding assets, liabilities and other balance sheet items of the AICF, (iii) must meet or exceed a minimum ratio of earnings before interest and taxes to net interest charges, excluding all income, expense and other profit and loss statement impacts of the AICF, Amaba Pty Limited, Amaca Pty Limited, ABN 60 Pty Limited and Marlew Mining Pty Limited and (iv) has limits on how much it can spend on an annual basis in relation to asbestos payments to the AICF. Such limits are consistent with the contractual liabilities of the Performing Subsidiary and the Company under Amendment FFA.

The Company anticipates being able to meet its future payment obligations for the next 12 months from existing cash, unutilised committed facilities and anticipated future net operating cash flows.

10. NON-CURRENT OTHER LIABILITIES

Non-current other liabilities consist of the following components:

(Millions of US dollars)	31 March 2008	31 March 2007
Employee entitlements	**$ 6.4**	$ 11.9
Uncertain tax positions	**123.7**	0.7
Other	**57.4**	28.6
Total non-current other liabilities	**$ 187.5**	$ 41.2

11. PRODUCT WARRANTIES

The Company offers various warranties on its products, including a 50-year limited warranty on certain of its fibre cement siding products in the United States. A typical warranty program requires the Company to replace defective products within a specified time period from the date of sale. The Company records an estimate for future warranty related costs based on an analysis of actual historical warranty costs as they relate to sales. Based on this analysis and other factors, the adequacy of the Company's warranty provisions are adjusted as necessary. While the Company's warranty costs have historically been within its calculated estimates, it is possible that future warranty costs could differ from those estimates.

Additionally, the Company includes in its accrual for product warranties amounts for a Class Action Settlement Agreement (the "Settlement Agreement") related to its previous roofing products, which are no longer manufactured in the United States. On 14 February 2002, the Company signed the Settlement Agreement for all product, warranty and property related liability claims associated with these previously manufactured roofing products. These products were removed from the marketplace between 1995 and 1998 in areas where there had been any alleged problems. The total amount included in the product warranty provision relating to the Settlement Agreement is US$2.7 million and US$3.5 million as of 31 March 2008 and 2007, respectively.

The following are the changes in the product warranty provision:

(Millions of US dollars)	Years Ended 31 March 2008	Years Ended 31 March 2007
Balance at beginning of period	**$ 15.2**	$ 15.5
Accruals for product warranties	**10.2**	4.4
Settlements made in cash or in kind	**(7.9)**	(4.9)
Foreign currency translation adjustments	**0.2**	0.2
Balance at end of period	**$ 17.7**	$ 15.2

The "Accruals for product warranties" line item above includes a reduction in the accrual of US$0.5 million and an additional accrual of US$2.0 million for the years ended 31 March 2008 and 2007, respectively, related to the Settlement Agreement. The "Settlements made in cash or in kind" line item above includes settlements related to the Settlement Agreement of US$0.3 million and US$0.2 million for the years ended 31 March 2008 and 2007, respectively.

12. ASBESTOS

The Amended FFA to provide long-term funding to the AICF was approved by shareholders in February 2007. The accounting policies utilised by the Company to account for the Amended FFA are described in Note 2, Summary of Significant Accounting Policies.

Asbestos Adjustments

The asbestos adjustments included in the consolidated statements of operations comprise the following:

	Years Ended 31 March		
(Millions of US dollars)	**2008**	2007	2006
Change in estimates:			
Change in actuarial estimate – asbestos liability	**$ (175.0)**	$ 50.3	$ –
Change in actuarial estimate – insurance receivable	**27.4**	(22.6)	–
Change in estimate – AICF claims-handling costs	**(6.5)**	0.8	–
Change in estimate – other	**1.2**	–	–
Subtotal – Change in estimates	**(152.9)**	28.5	–
Effect of foreign exchange	**(87.2)**	(94.5)	–
Tax impact related to the implementation of the Amended FFA	**–**	(335.0)	–
Initial recording of provision at 31 March 2006	**–**	–	(715.6)
Other adjustments	**–**	(4.5)	–
Total Asbestos Adjustments	**$ (240.1)**	$ (405.5)	$ (715.6)

Asbestos-Related Assets and Liabilities

Under the terms of the Amended FFA, the Company has included on its consolidated balance sheets certain asbestos-related assets and liabilities. These amounts are detailed in the table below, and the net total of these asbestos-related assets and liabilities is commonly referred to by the Company as the "Net Amended FFA Liability".

	31 March	
(Millions of US dollars)	**2008**	2007
Asbestos liability – current	**$ (78.7)**	$ (63.5)
Asbestos liability – non-current	**(1,497.8)**	(1,225.8)
Asbestos liability – Total	**(1,576.5)**	(1,289.3)
Insurance receivable – current	**14.1**	9.4
Insurance receivable – non-current	**194.3**	165.1
Insurance receivable – Total	**208.4**	174.5
Workers' compensation asset – current	**6.9**	2.7
Workers' compensation asset – non-current	**78.5**	76.5
Workers' compensation liability – current	**(6.9)**	(2.7)
Workers' compensation liability – non-current	**(78.5)**	(76.5)
Workers' compensation – Total	**–**	–
Deferred income taxes – current	**9.1**	7.8
Deferred income taxes – non-current	**397.1**	318.2
Deferred income taxes – Total	**406.2**	326.0
Income tax payable (reduction in income tax payable)	**20.4**	9.0
Other net liabilities	**(3.4)**	(6.3)
Net Amended FFA liability	**(944.9)**	(786.1)
Restricted cash and cash equivalents and restricted short-term investment assets of the AICF	**115.1**	146.9
Unfunded Net Amended FFA liability	**$ (829.8)**	$ (639.2)

Asbestos Liability

The amount of the asbestos liability reflects the terms of the Amended FFA, which has been calculated by reference to (but is not exclusively based upon) the most recent actuarial estimate of the projected future asbestos-related cash flows prepared by KPMG Actuaries. The asbestos liability also includes an allowance for the future claims-handling costs of the AICF. The Company will receive an updated actuarial estimate as of 31 March each year. The last actuarial assessment was performed as of 31 March 2008.

The changes in the asbestos liability for the year ended 31 March 2008 are detailed in the table below:

	A$ Millions	A$ to US$ rate	US$ Millions
Asbestos liability – 31 March 2007	A$ (1,598.1)	1.2395	$ (1,289.3)
Asbestos claims paid[1]	74.3	1.1503	64.6
AICF claims-handling costs incurred[1]	2.8	1.1503	2.4
Change in actuarial estimate[2]	(190.8)	1.0903	(175.0)
Change in estimate of AICF claims-handling costs[2]	(7.1)	1.0903	(6.5)
Effect of foreign exchange			(172.7)
Asbestos liability – 31 March 2008	**A$ (1,718.9)**	**1.0903**	**$ (1,576.5)**

Insurance Receivable – Asbestos

The changes in the insurance receivable for the year ended 31 March 2008 are detailed in the table below:

	A$ Millions	A$ to US$ rate	US$ Millions
Insurance receivable – 31 March 2007	A$ 216.3	1.2395	$ 174.5
Insurance recoveries[1]	(19.2)	1.1503	(16.7)
Change in estimate[3]	0.2	1.1782	0.2
Change in actuarial estimate[2]	29.9	1.0903	27.4
Effect of foreign exchange			23.0
Insurance receivable – 31 March 2008	**A$ 227.2**	**1.0903**	**$ 208.4**

Deferred Income Taxes – Asbestos

The changes in the deferred income taxes – asbestos for the year ended 31 March 2008 are detailed in the table below:

	A$ Millions	A$ to US$ rate	US$ Millions
Deferred tax assets – 31 March 2007	A$ 404.1	1.2395	$ 326.0
Amounts offset against income tax payable[1]	(11.1)	1.1503	(9.6)
Impact of change in actuarial estimates[2]	50.4	1.0903	46.2
Impact of other asbestos adjustments[1]	(0.5)	1.1503	(0.4)
Effect of foreign exchange			44.0
Deferred tax assets – 31 March 2008	**A$ 442.9**	**1.0903**	**$ 406.2**

[1] The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.

[2] The spot exchange rate at 31 March 2008 is used to convert the Australian dollar amount to US dollars as the adjustment to the estimate was made on that date.

[3] The spot exchange rate at 30 June 2007 is used to convert the Australian dollar amount to US dollars as the adjustment to the estimate was made on that date.

Income Tax Payable

A portion of the deferred income tax asset is applied against the Company's income tax payable. At 31 March 2008 and 2007, this amount was US$20.4 million and US$9.0 million, respectively. During the year ended 31 March 2008, there was a US$1.7 million favourable effect of foreign exchange.

Other Net Liabilities

Other net liabilities include a provision for asbestos-related education and medical research contributions of US$3.3 million and US$4.6 million at 31 March 2008 and 2007, respectively. Also included in other net liabilities are the other assets and liabilities of the AICF including trade receivables, prepayments, fixed assets, trade payables and accruals. These other assets and liabilities of the AICF were a net liability of US$0.1 million and US$1.7 million at 31 March 2008 and 2007, respectively. During the year ended 31 March 2008, there was a US$1.0 million favourable adjustment related to changes in estimates of the other net liabilities and a US$0.5 million unfavourable effect of foreign exchange.

Restricted Cash and Short-term Investment Assets of the AICF

Cash and cash equivalents and short-term investments of the AICF are reflected as restricted assets as these assets are restricted for use in the settlement of asbestos claims and payment of the operating costs of the AICF. During the year ended 31 March 2008, no short-term investments were purchased or sold.

The changes in the restricted cash and cash equivalents and restricted short-term investment assets of the AICF for the year ended 31 March 2008 are detailed in the table below:

	A$ Millions	A$ to US$ rate	US$ Millions
Restricted cash and cash equivalents and restricted short-term investment assets – 31 March 2007	A$ 182.1	1.2395	$ 146.9
Asbestos claims paid[1]	(74.3)	1.1503	(64.6)
AICF operating costs paid – claims-handling[1]	(2.8)	1.1503	(2.4)
AICF operating costs paid – non claims-handling[1]	(4.6)	1.1503	(4.0)
Insurance recoveries[1]	19.2	1.1503	16.7
Interest and investment income[1]	10.8	1.1503	9.4
Unrealised loss on investments[1]	(5.1)	1.1503	(4.4)
Other[1]	0.2	1.1503	0.2
Effect of foreign exchange			17.3
Restricted cash and cash equivalents and restricted short-term investment assets – 31 March 2008	**A$ 125.5**	**1.0903**	**$ 115.1**

[1] The average exchange rate for the period is used to convert the Australian dollar amount to US dollars based on the assumption that these transactions occurred evenly throughout the period.

Actuarial Study: Claims Estimate

The AICF commissioned an updated actuarial study of potential asbestos-related liabilities as of 31 March 2008. Based on KPMG Actuaries' assumptions, KPMG Actuaries arrived at a range of possible total cash flows and proposed a central estimate which is intended to reflect an expected outcome. The Company views the central estimate as the basis for recording the asbestos liability in the Company's financial statements, which under US GAAP, it considers the best estimate under SFAS No. 5. Based on the results of these studies, it is estimated that the discounted (but inflated) value of the central estimate for claims against the Former James Hardie Companies was approximately A$1.4 billion (US$1.3 billion). The undiscounted (but inflated) value of the central estimate of the asbestos-related liabilities of Amaca and Amaba as determined by KPMG Actuaries was approximately A$3.0 billion (US$2.8 billion). Actual liabilities of those companies for such claims could vary, perhaps materially, from the central estimate described above. The asbestos liability includes projected future cash flows as undiscounted and uninflated on the basis that it is inappropriate to discount or inflate future cash flows when the timing and amounts of such cash flows is not fixed or readily determinable.

The asbestos liability has been revised to reflect the most recent actuarial estimate prepared by KPMG Actuaries as of 31 March 2008 and to adjust for payments made to claimants during the year then ended.

In estimating the potential financial exposure, KPMG Actuaries made assumptions related to the total number of claims which were reasonably estimated to be asserted through 2071, the typical cost of settlement (which is sensitive to, among other factors, the industry in which a plaintiff claims exposure, the alleged disease type and the jurisdiction in which the action is brought), the legal costs incurred in the litigation of such claims, the rate of receipt of claims, the settlement strategy in dealing with outstanding claims and the timing of settlements.

Further, KPMG Actuaries relied on the data and information provided by the AICF and assumed that it is accurate and complete in all material respects. The actuaries tested the data for reasonableness and consistency but have not verified the information independently nor established the accuracy or completeness of the data and information provided or used for the preparation of the report.

Due to inherent uncertainties in the legal and medical environment, the number and timing of future claim notifications and settlements, the recoverability of claims against insurance contracts, and estimates of future trends in average claim awards, as well as the extent to which the above named entities will contribute to the overall settlements, the actual amount of liability could differ materially from that which is currently projected.

A sensitivity analysis has been performed to determine how the actuarial estimates would change if certain assumptions (i.e., the rate of inflation and superimposed inflation, the average costs of claims and legal fees, and the projected numbers of claims) were different from the assumptions used to determine the central estimates. This analysis shows that the discounted (but inflated) central estimates could be in a range of A$1.0 billion (US$0.9 billion) to A$2.1 billion (US$1.9 billion) (undiscounted, but inflated, estimates of A$1.9 billion (US$1.7 billion) to A$5.4 billion (US$5.0 billion)), as of 31 March 2008. It should be noted that the actual cost of the liabilities could be outside of that range depending on the results of actual experience relative to the assumptions made.

The potential range of costs as estimated by KPMG Actuaries is affected by a number of variables such as nil settlement rates (where no settlement is payable by the Former James Hardie Companies because the claim settlement is borne by other asbestos defendants (other than the former James Hardie subsidiaries) which are held liable), peak year of claims, past history of claims numbers, average settlement rates, past history of Australian asbestos-related medical injuries, current number of claims, average defence and plaintiff legal costs, base wage inflation and superimposed inflation. The potential range of losses disclosed includes both asserted and unasserted claims. While no assurances can be provided, the Company believes that it is likely to be able to partially recover losses from various insurance carriers. As of 31 March 2008, KPMG Actuaries' undiscounted central estimate of asbestos-related liabilities was A$3.0 billion (US$2.8 billion). This undiscounted (but inflated) central estimate is net of expected insurance recoveries of A$497.8 million (US$456.6 million) after making a general credit risk allowance for bad debt insurance carriers and an allowance for A$72.7 million (US$66.7 million) of "by claim" or subrogation recoveries from other third parties. In accordance with FIN 39, the Company has not netted the insurance receivable against the asbestos liability on its consolidated balance sheets.

Claims Data

The AICF provides compensation payments for Australian asbestos-related personal injury claims against the Liable Entities. The claims data in this section are only reflective of these Australian asbestos-related personal injury claims against the Liable Entities.

For the years ended 31 March 2008, 2007 and 2006, the following table, provided by KPMG Actuaries, shows the claims filed, the number of claims dismissed, settled or otherwise resolved for each period and the average settlement amount per claim:

	Years Ended 31 March		
	2008	2007	2006[1]
Number of claims filed	**552**	463	346
Number of claims dismissed	**74**	121	97
Number of claims settled or otherwise resolved	**445**	416	405
Average settlement amount per settled claim	**A$ 147,349**	A$ 166,164	A$ 151,883
Average settlement amount per settled claim	**US$ 128,096**	US$ 127,165	US$ 114,322

The following table, provided by KPMG Actuaries, shows the activity related to the numbers of open claims, new claims and closed claims during each of the past five years and the average settlement per settled claim and case closed:

	Years Ended 31 March				
	2008	2007	2006[1]	2005	2004
Number of open claims at beginning of period	**490**	564	712	687	743
Number of new claims	**552**	463	346	489	379
Number of closed claims	**519**	537	502	464	435
Number of open claims at end of period	**523**	490	556	712	687
Average settlement amount per settled claim	**A$ 147,349**	A$ 166,164	A$ 151,883	A$ 157,594	A$ 167,450
Average settlement amount per case closed	**A$ 126,340**	A$ 128,723	A$ 122,535	A$ 136,536	A$ 121,642
Average settlement amount per settled claim	**US$ 128,096**	US$ 127,163	US$ 114,318	US$ 116,572	US$ 116,123
Average settlement amount per case closed	**US$ 109,832**	US$ 98,510	US$ 92,229	US$ 100,996	US$ 84,356

[1] Information includes claims data for only 11 months ended 28 February 2006. Claims data for the 12 months ended 31 March 2006 was not available at the time the Company's financial statements were prepared.

Under the terms of the Amended FFA, the Company has obtained rights of access to actuarial information produced for the AICF by the actuary appointed by the AICF (the "Approved Actuary"). The Company's future disclosures with respect to claims statistics are subject to it obtaining such information from the Approved Actuary. The Company has had no general right (and has not obtained any right under the Amended FFA) to audit or otherwise require independent verification of such information or the methodologies to be adopted by the Approved Actuary. As such, the Company will need to rely on the accuracy and completeness of the information and analysis of the Approved Actuary when making future disclosures with respect to claims statistics.

13. COMMITMENT AND CONTINGENCIES

ASIC Proceedings

In February 2007, ASIC commenced civil proceedings in the Supreme Court of New South Wales (the "Court") against the Company, ABN 60 and ten then-present or former officers and directors of the James Hardie Group. While the subject matter of the allegations varies between individual defendants, the allegations against the Company are confined to alleged contraventions of provisions of the Australian Corporations Act/Law relating to continuous disclosure, a director's duty of care and diligence, and engaging in misleading or deceptive conduct in respect of a security.

In the proceedings, ASIC seeks:

- declarations regarding the alleged contraventions;
- orders for pecuniary penalties in such amount as the Court thinks fit up to the limits specified in the Corporations Act;
- orders that former James Hardie group directors or officers Michael Brown, Michael Gillfillan, Meredith Hellicar, Martin Koffel, Peter Macdonald, Philip Morley, Geoffrey O'Brien, Peter Shafron, Gregory Terry and Peter Willcox be prohibited from managing an Australian corporation for such period as the Court thinks fit;
- an order that the Company execute a deed of indemnity in favour of ABN 60 providing that the Company indemnify ABN 60 for an amount up to a maximum of A$1.9 billion, for such amount as ABN 60, or its directors, consider, after giving careful consideration, is necessary to ensure that ABN 60 is able to pay its debts, as and when they fall due, and for such amount as ABN 60, or its directors, reasonably believe is necessary to ensure that ABN 60 remains solvent; and
- its costs of the proceedings.

The Company is defending each of the allegations made by ASIC and the orders sought against it in the proceedings, as are the other former directors and officers.

ASIC has indicated that its investigations into other related matters continue and may result in further actions, both civil and criminal. However, it has not indicated the possible defendants to any such actions.

The Company has entered into deeds of indemnity with certain of its directors and officers, as is common practice for publicly listed companies. The Company's articles of association also contain an indemnity for directors and officers and the Company has granted indemnities to certain of its former related corporate bodies which may require the Company to indemnify those entities against indemnities they have granted their directors and officers. To date, claims for payments of expenses incurred have been received from certain former directors and officers in relation to the ASIC investigation, and in relation to the examination of these persons by ASIC delegates. Now that proceedings have been brought against former directors and officers of the James Hardie Group, the Company has and will continue to incur further costs under these indemnities which may be significant. Initially, the Company has obligations, or has offered, to advance funds in respect of defence costs and such advances have been and will continue to be made. Currently, a portion of the defence costs of former directors are being advanced by third parties, with the Company paying the balance. Based upon the information available to it presently, the Company expects this to continue absent any finding of dishonesty against any former director or officer. The Company notes that other recoveries may be available, depending upon the outcome of the ASIC proceedings, including either as a result of a costs order being made against ASIC or, if ASIC is successful in securing civil penalty declarations, as a result of repayments by former directors and officers in accordance with the terms of their indemnities. It is the Company's policy to expense legal costs as incurred.

There remains considerable uncertainty surrounding the likely outcome of the ASIC proceedings in the longer term and there is a possibility that the Company could become responsible for other amounts in addition to the defence costs. However, at this stage, the Company believes that although such amounts are reasonably possible, the amount or range of such amounts are not estimable.

Environmental and Legal

The operations of the Company, like those of other companies engaged in similar businesses, are subject to a number of federal, state and local laws and regulations on air and water quality, waste handling and disposal. The Company's policy is to accrue for environmental costs when it is determined that it is probable that an obligation exists and the amount can be reasonably estimated. In the opinion of management, based on information presently known except as set forth above, the ultimate liability for such matters should not have a material adverse effect on either the Company's consolidated financial position, results of operations or cash flows.

The Company is involved from time to time in various legal proceedings and administrative actions incidental or related to the normal conduct of its business. Although it is impossible to predict the outcome of any pending legal proceeding, management believes that such proceedings and actions should not, except those items specifically described within these consolidated financial statements, individually or in the aggregate, have a material adverse effect on its consolidated financial position, results of operations or cash flows.

Operating Leases

As the lessee, the Company principally enters into property, building and equipment leases. The following are future minimum lease payments for non-cancellable operating leases having a remaining term in excess of one year at 31 March 2008:

Years ending 31 March:	(Millions of US dollars)
2009	$ 14.8
2010	13.3
2011	12.4
2012	12.0
2013	8.6
Thereafter	56.7
Total	**$ 117.8**

Rental expense amounted to US$10.2 million, US$12.1 million and US$12.5 million for the years ended 31 March 2008, 2007 and 2006, respectively.

Capital Commitments

Commitments for the acquisition of plant and equipment and other purchase obligations, primarily in the United States, contracted for but not recognised as liabilities and generally payable within one year, were US$9.0 million at 31 March 2008.

Readers are referred to Note 12 Asbestos and Note 15 Amended ATO Assessment for additional disclosures of commitments and contingencies.

14. INCOME TAXES

Income tax expense includes income taxes currently payable and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Income tax (expense) benefit for continuing operations consists of the following components:

	Years Ended 31 March		
	2008	2007	2006
(Loss) income from continuing operations before income taxes:			
Domestic[1]	**$ 80.1**	$ 110.9	$ 113.7
Foreign	**(115.6)**	(204.0)	(548.8)
(Loss) income from continuing operations before income taxes	**$ (35.5)**	$ (93.1)	$ (435.1)
Income tax (expense) benefit:			
Current:			
Domestic[1]	**$ (7.1)**	$ 0.4	$ (9.0)
Foreign	**(102.1)**	(63.7)	(91.5)
Current income tax expense	**(109.2)**	(63.3)	(100.5)
Deferred:			
Domestic[1]	**(0.2)**	0.1	(0.3)
Foreign	**73.3**	307.1	29.2
Deferred income tax benefit	**73.1**	307.2	28.9
Total income tax (expense) benefit for continuing operations	**$ (36.1)**	$ 243.9	$ (71.6)

[1] Since JHI NV is the Dutch parent holding company, domestic represents The Netherlands.

Income tax (expense) benefit computed at the statutory rates represents taxes on income applicable to all jurisdictions in which the Company conducts business, calculated as the statutory income tax rate in each jurisdiction multiplied by the pre-tax income attributable to that jurisdiction. Income tax (expense) benefit from continuing operations is reconciled to the tax at the statutory rates as follows:

	Years Ended 31 March		
(Millions of US dollars)	**2008**	2007	2006
Income tax benefit computed at statutory tax rates	**$ 7.8**	$ 16.2	$ 121.0
US state income taxes, net of the federal benefit	**(1.9)**	(6.5)	(7.1)
Asbestos provision	**–**	242.0	(214.7)
Asbestos – effect of foreign exchange	**(27.5)**	(24.1)	–
Benefit from Dutch financial risk reserve regime	**7.3**	8.1	12.7
Expenses not deductible	**(3.2)**	(1.7)	(3.4)
Non-assessable items	**2.7**	1.8	1.4
Losses not available for carryforward	**(1.4)**	(3.2)	(2.6)
Change in reserves	**(18.5)**	10.4	–
Result of tax audits	**–**	–	20.7
Change in tax law	**–**	3.0	–
Other items	**(1.4)**	(2.1)	0.4
Total income tax (expense) benefit	**$ (36.1)**	$ 243.9	$ (71.6)
Effective tax rate	**101.7%**	262.0%	16.5%

Deferred tax balances consist of the following components:

	31 March	
(Millions of US dollars)	**2008**	2007
Deferred tax assets:		
Asbestos liability	**$ 406.2**	$ 326.0
Other provisions and accruals	**27.0**	33.3
Net operating loss carryforwards	**6.3**	7.8
Capital loss carryforwards	**40.0**	35.2
Taxes on intellectual property transfer	**6.5**	6.5
Prepayments	**2.9**	7.5
Other	**0.8**	–
Total deferred tax assets	**489.7**	416.3
Valuation allowance	**(45.1)**	(39.7)
Total deferred tax assets, net of valuation allowance	**444.6**	376.6
Deferred tax liabilities:		
Property, plant and equipment	**(93.4)**	(108.4)
Foreign currency movements	**(15.2)**	(5.2)
Other	**–**	(0.1)
Total deferred tax liabilities	**(108.6)**	(113.7)
Net deferred tax liabilities	**$ 336.0**	$ 262.9

Under SFAS No. 109, "Accounting for Income Taxes", the Company establishes a valuation allowance against a deferred tax asset if it is more likely than not that some portion or all of the deferred tax asset will not be realised. The Company has established a valuation allowance pertaining to all of its Australian net operating loss carryforwards and all of its Australian capital loss carryforwards. The valuation allowance increased by US$5.4 million during the fiscal year 2008 due to foreign currency movements.

At 31 March 2008, the Company had Australian tax loss carryforwards of approximately US$17.7 million that will never expire. At 31 March 2008, the Company had a 100% valuation allowance against the Australian tax loss carryforwards.

At 31 March 2008, the Company had US$133.2 million in Australian capital loss carryforwards which will never expire. At 31 March 2008, the Company had a 100% valuation allowance against the Australian capital loss carryforwards.

At 31 March 2008, the undistributed earnings of non-Dutch subsidiaries approximated US$744.7 million. The Company intends to indefinitely reinvest these earnings, and accordingly, has not provided for taxes that would be payable upon remittance of those earnings. The amount of the potential deferred tax liability related to undistributed earnings is impracticable to determine at this time.

Due to the size of the Company and the nature of its business, the Company is subject to ongoing reviews by taxing jurisdictions on various tax matters, including challenges to various positions the Company asserts on its income tax returns. The Company accrues for tax contingencies based upon its best estimate of the taxes ultimately expected to be paid, which it updates over time as more information becomes available. Such amounts are included in taxes payable or other non-current liabilities, as appropriate. If the Company ultimately determines that payment of these amounts is unnecessary, the Company reverses the liability and recognises a tax benefit during the period in which the Company determines that the liability is no longer necessary. The Company records additional tax expense in the period in which it determines that the recorded tax liability is less than the ultimate assessment it expects.

In fiscal years 2008, 2007 and 2006, the Company recorded income tax benefit of nil, US$10.4 million and US$20.7 million, respectively, as a result of the finalisation of certain tax audits (whereby certain matters were settled), the expiration of the statute related to certain tax positions and adjustments to income tax balances based on the filing of amended income tax returns, which give rise to the benefit recorded by the Company.

The Company or one of its subsidiaries files income tax returns in the US federal jurisdiction, and various states and foreign jurisdictions including Australia and The Netherlands. The Company is no longer subject to US federal examinations by US IRS for tax years prior to and including tax year 2004. The Company is no longer subject to examinations by The Netherlands tax authority, for tax years prior to tax year 2002. With certain limited exceptions, the Company is no longer subject to Australian federal examinations by the ATO for tax years prior to tax year 2000. The Company is currently subject to audit and review in a number of jurisdictions in which it operates and has been advised that further audits will commence in the next 12 months. In particular, the IRS is currently conducting an audit to determine whether the Company is in compliance with the revised US – Netherlands Tax Treaty Limitations (New US-NL Treaty) on Benefits ("LOB") provision that entitles it to beneficial withholding tax rates on payments from the US to The Netherlands.

On 23 June 2008, the Company announced that the IRS had issued it with a Notice of Proposed Adjustment ("NOPA") that concludes that the Company does not satisfy the LOB provision of the New US-NL Treaty and that accordingly it is not entitled to beneficial withholding tax rates on payments from the Company's United States subsidiaries to its Netherlands companies. The Company does not agree with the conclusions reached by the IRS, and the Company intends to contest the IRS' findings through the continuing audit process and, if necessary, through subsequent administrative appeals and possibly litigation. If the IRS position ultimately were to prevail, the Company would be liable for a 30% withholding tax on dividend, interest and royalty payments made any time on or after 1 February 2006 by the Company's US subsidiaries to JHI NV or the Company's Dutch finance subsidiary. In that event, the Company estimates that it would owe approximately US$37.0 million in additional tax for calendar years 2006 and 2007 plus, as of 30 June 2008, US$3.0 million in interest and US$7.0 million in penalties related to that tax. Interest will continue to accrue and compound daily at the published monthly Federal short-term rate plus 3% until the issue is resolved or a deposit of the full amount of the tax, interest and penalties is made with the IRS or a bond for such amounts is posted. Penalties for calendar years 2006 and 2007 will continue to accrue at the rate of one-half percent per month up to a maximum of 25%. The US$7.0 million accrued penalty through 30 June 2008 could continue to accrue to a maximum total of US$13.0 million. Additional tax, interest and penalties would be payable for later calendar years and such amounts could be significantly more per year in later years than the amounts indicated in the NOPA for calendar years 2006 and 2007.

In addition, the ATO is auditing the Company's Australian income tax returns for the years ended 31 March 2002 and 31 March 2004 through 31 March 2006. On 18 June 2008, the ATO commenced proceedings in the Federal Court of Australia ("Federal Court") seeking the reinstatement of the Company's former wholly-owned subsidiary James Hardie Australia Finance Pty Limited ("JHAF"). The Federal Court will further consider the reinstatement of JHAF on 18 July 2008. JHAF was deregistered on 23 August 2005 following a subsidiary's voluntary winding up. The Company understands that the reinstatement of JHAF is a necessary pre-requisite to the ATO issuing an amended assessment in respect of one of the issues that has been the focus of the ATO's inquiries during the tax audit of fiscal year 2002. The Company understands that it is the view of the ATO that an amended assessment issued to JHAF would comprise primary tax of A$101.5 million (US$93.1 million), estimated penalties of A$50.8 million (US$46.6 million) and as of 30 June 2008 estimated GIC charges of A$88.0 million (US$80.7 million). GIC will continue to accrue until the issue is resolved or a bond is posted. Any reinstatement of JHAF would be likely to involve the appointment of a new liquidator, who would need to determine, among other things, whether and to what extent JHAF was able to put itself in a position to meet any ultimate tax liability assessed in respect of it. The Company is considering its position with respect to the ATO proceedings, the merits of the potential amended assessment and any obligations of JHAF to the ATO given its prior winding up.

It is anticipated that the audits and reviews currently being conducted will be completed within the next 24 months. Of the audits currently being conducted, none have progressed sufficiently to predict their ultimate outcome. The Company accrues income tax liabilities for these audits based upon knowledge of all relevant facts and circumstances, taking into account existing tax laws, its experience with previous audits and settlements, the status of current tax examinations and how the tax authorities view certain issues.

The Company currently derives significant tax benefits under the US-Netherlands tax treaty. The treaty was amended during fiscal year 2005 and became effective for the Company on 1 February 2006. The amended treaty provides, among other things, new requirements that the Company must meet for the Company to continue to qualify for treaty benefits and its effective income tax rate. During fiscal year 2006, the Company made changes to its organisational and operational structure to satisfy the requirements of the amended treaty and believes that it is in compliance and should continue qualifying for treaty benefits. However, if during a subsequent tax audit or related process, the IRS determines that these changes do not meet the new requirements, the Company may not qualify for treaty benefits, its effective income tax rate could significantly increase beginning in the fiscal year that such determination is made and it could be liable for taxes owed from the effective date of the amended treaty provisions.

In June 2006, the FASB issued FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes, an interpretation of SFAS No. 109, Accounting for Income Taxes". FIN 48 clarifies the accounting for uncertainty in income taxes recognised in an enterprise's financial statements in accordance with SFAS No. 109. Unlike SFAS No. 109, FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company adopted FIN 48 on 1 April 2007. The adoption of FIN 48 resulted in the reduction of the Company's consolidated beginning retained earnings of US$78.0 million. As of the adoption date, the Company had US$39.0 million of gross unrecognised tax benefits that, if recognised, would affect the effective tax rate. As of the adoption date, the Company's opening accrual for interest and penalties is US$39.7 million.

During the fourth quarter of fiscal 2008, the Company identified an error in the FIN 48 liability presented in its consolidated financial statements for the quarterly periods ended 30 June 2007, 30 September 2007 and 31 December 2007. The Company incorrectly recorded the interest expense associated with the potential tax liability at the gross amount rather than net of tax. The impacted financial statement line items were correctly stated for the year ended 31 March 2008. Management has concluded that the errors are not material to the financial statements for those periods and that the quarterly financial statement filings for those periods can continue to be relied upon. A summary of the revisions are as follows:

(Millions of US dollars)	First Quarter Ended 30 June 2007		Second Quarter Ended 30 September 2007		Third Quarter Ended 31 December 2007	
	Previously Reported	Revised	Previously Reported	Revised	Previously Reported	Revised
Income tax expense	$ (36.4)	$ (35.6)	$ (27.6)	$ (26.8)	$ (8.9)	$ (8.0)
Net income	39.1	39.9	19.1	19.9	17.1	18.0
Total liabilities	2,070.1	2,056.2	2,085.5	2,070.2	2,208.5	2,192.3
Total other comprehensive income	46.2	47.7	10.2	12.3	33.9	36.0
Shareholders' equity (deficit)	147.7	161.6	112.4	127.7	(52.6)	(36.4)

A reconciliation of the beginning and ending amount of unrecognised tax benefits is as follows:

Millions of dollars	US$
Unrecognised tax benefits at 1 April 2007	$ 39.0
Additions for tax positions of the current year	1.3
Additions for tax positions of prior year	16.0
Foreign translation adjustment	5.6
Unrecognised tax benefits at 31 March 2008	**$ 61.9**

The Company recognises penalties and interest accrued related to unrecognised tax benefits in income tax expense. During 2008, the total amount of interest and penalties recognised in tax expense was US$7.3 million.

As of 31 March 2008 the total amount of unrecognised tax benefits and the total amount of interest and penalties accrued related to unrecognised tax benefits that, if recognised, would affect the effective tax rate is US$61.9 million and US$47.0 million, respectively.

A number of years may elapse before an uncertain tax position is audited and ultimately settled. It is difficult to predict the ultimate outcome or the timing of resolution for uncertain tax positions. It is reasonably possible that the amount of unrecognised tax benefits could significantly increase or decrease within the next twelve months. These changes could result from the settlement of ongoing litigation, the completion of ongoing examinations, the expiration of the statute of limitations, or other circumstances. At this time, an estimate of the range of the reasonably possible change cannot be made.

15. AMENDED ATO ASSESSMENT

In March 2006, RCI, a wholly-owned subsidiary of the Company, received an amended assessment from the ATO in respect of RCI's income tax return for the year ended 31 March 1999. The amended assessment relates to the amount of net capital gains arising as a result of an internal corporate restructure carried out in 1998 and has been issued pursuant to the discretion granted to the Commissioner of Taxation under Part IVA of the Australian Income Tax Assessment Act 1936. The original amended assessment issued to RCI was for a total of A$412.0 million. However, after two remissions of general interest charges ("GIC") made by the ATO during fiscal year 2007, the total was revised to A$368.0 million and is comprised of the following as of 31 March 2008:

(Millions of dollars)	US$[1]	A$
Primary tax after allowable credits	$ 157.8	A$ 172.0
Penalties[2]	39.4	43.0
General interest charges	140.3	153.0
Total amended assessment	**$ 337.5**	**A$ 368.0**

[1] US$ amounts calculated using the A$/US$ foreign exchange spot rate at 31 March 2008.

[2] Represents 25% of primary tax.

During fiscal year 2007, the Company agreed with the ATO that in accordance with the ATO Receivable Policy, the Company would pay 50% of the total amended assessment being A$184.0 million (US$168.8 million), and provide a guarantee from James Hardie Industries N.V. in favour of the ATO for the remaining unpaid 50% of the amended assessment, pending outcome of the appeal of the amended assessment. The Company also agreed to pay GIC accruing on the unpaid balance of the amended assessment in arrears on a quarterly basis. Up to 31 March 2008, GIC totalling A$95.2 million has been paid to the ATO. On 15 April 2008, the Company paid A$3.3 million in GIC in respect of the quarter ended 31 March 2008.

On 30 May 2007, the ATO issued a Notice of Decision disallowing the Company's objection to the amended assessment. On 11 July 2007, the Company filed an application appealing the Objection Decision with the Federal Court of Australia. The hearing date for RCI's trial is presently scheduled for 8 December 2008.

RCI strongly disputes the amended assessment and is pursuing all avenues of appeal to contest the ATO's position in this matter. The ATO has confirmed that RCI has a reasonably arguable position that the amount of net capital gains arising as a result of the corporate restructure carried out in 1998 has been reported correctly in the fiscal year 1999 tax return and that Part IVA does not apply. As a result, the ATO reduced the amount of penalty from an automatic 50% of primary tax that would otherwise apply in these circumstances, to 25% of primary tax. In Australia, a reasonably arguable position means that the tax position is about as likely to be correct as it is not correct. The Company and RCI received legal and tax advice at the time of the transaction, during the ATO enquiries and following receipt of the amended assessment. The Company believes that it is more likely than not that the tax position reported in RCI's tax return for the 1999 fiscal year will be upheld on appeal. Therefore, the Company believes that the requirements under FIN 48 for recording a liability have not been met and therefore it has not recorded any liability at 31 March 2008 for the amended assessment.

The Company expects that amounts paid in respect of the amended assessment will be recovered by RCI (with interest) at the time RCI is successful in its appeal against the amended assessment. As a result, the Company has treated all payments in respect of the amended assessment that have been made up to 31 March 2008 as a deposit and it is the Company's intention to treat any payments to be made at a later date as a deposit.

16. STOCK-BASED COMPENSATION

At 31 March 2008, the Company had the following stock-based compensation plans: the Executive Share Purchase Plan; the Managing Board Transitional Stock Option Plan; the JHI NV 2001 Equity Incentive Plan; the Supervisory Board Share Plan 2006 and the Long-Term Incentive Plan.

Executive Share Purchase Plan

Prior to July 1998, James Hardie Industries Limited ("JHIL") issued stock under an Executive Share Purchase Plan (the "Plan"). Under the terms of the Plan, eligible executives purchased JHIL shares at their market price when issued. Executives funded purchases of JHIL shares with non-recourse, interest-free loans provided by JHIL and collateralised by the shares. In such cases, the amount of indebtedness is reduced by any amounts payable by JHIL in respect of such shares, including dividends and capital returns. These loans are generally repayable within two years after termination of an executive's employment. Variable plan accounting under the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," has been applied to the Executive Share Purchase Plan shares granted prior to 1 April 1995 and fair value accounting, pursuant to the requirements of SFAS No. 123R, has been applied to shares granted after 31 March 1995. The Company recorded no compensation expense during the years ended 31 March 2008, 2007 and 2006. No shares were issued under this plan during years ended 31 March 2008, 2007 and 2006.

Managing Board Transitional Stock Option Plan

The Managing Board Transitional Stock Option Plan provides an incentive to the members of the Managing Board. The maximum number of ordinary shares that may be issued and outstanding or subject to outstanding options under this plan shall not exceed 1,380,000 shares. At 31 March 2008 and 2007, there were 1,320,000 options outstanding under this plan.

On 22 November 2005, the Company granted options to purchase 1,320,000 shares of the Company's common stock at an exercise price per share equal to A$8.53 to the Managing Directors under the Managing Board Transitional Stock Option Plan. As set out in the plan rules, the exercise price and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. 50% of these options become exercisable on the first business day on or after 22 November 2008 if the total shareholder returns ("TSR") (essentially its dividend yield and common stock performance) from 22 November 2005 to that date were at least equal to the median TSR for the companies comprising the Company's peer group, as set out in the plan. In addition, for each 1% increment that the Company's TSR is above the median TSR, an additional 2% of the options become exercisable. If any options remain unvested on the last business day of each six month period following 22 November 2008 and 22 November 2010, the Company will reapply the vesting criteria to those options on that business day.

JHI NV 2001 Equity Incentive Plan

On 19 October 2001 (the grant date), JHI NV granted options to purchase 5,468,829 shares of the Company's common stock under the JHI NV 2001 Equity Incentive Plan (the "2001 Equity Incentive Plan") to key US executives in exchange for their previously granted Key Management Equity Incentive Plan ("KMEIP") shadow shares that were originally granted in November 2000 and 1999 by JHIL. These options may be exercised in five equal tranches (20% each year) starting with the first anniversary of the original shadow share grant.

Original Shadow Share Grant Date	Original Exercise Price	October 2001 Number of Options Granted	Option Expiration Date
November 1999	A$ 3.82	1,968,544	November 2009
November 2000	A$ 3.78	3,500,285	November 2010

As set out in the plan rules, the exercise prices and the number of shares available on exercise are adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise prices were reduced by A$0.21, A$0.38 and A$0.10 for the November 2003, November 2002 and December 2001 returns of capital, respectively.

Under the 2001 Equity Incentive Plan, additional grants have been made at fair market value to management and other employees of the Company. Each option confers the right to subscribe for one ordinary share in the capital of JHI NV. The options may be exercised as follows: 25% after the first year; 25% after the second year; and 50% after the third year. All unexercised options expire 10 years from the date of issue or 90 days after the employee ceases to be employed by the Company.

The following table summarises the additional option grants:

Share Grant Date	Original Exercise Price	October 2001 Number of Options Granted	Option Expiration Date
December 2001	A$ 5.65	4,248,417	December 2011
December 2002	A$ 6.66	4,037,000	December 2012
December 2003	A$ 7.05	6,179,583	December 2013
December 2004	A$ 5.99	5,391,100	December 2014
February 2005	A$ 6.30	273,000	February 2015
December 2005	A$ 8.90	5,224,100	December 2015
March 2006	A$ 9.50	40,200	March 2016
November 2006	A$ 8.40	3,499,490	November 2016
March 2007	A$ 8.90	179,500	March 2017
March 2007	A$ 8.35	151,400	March 2017
December 2007	A$ 6.38	5,031,310	December 2017

As set out in the plan rules, the exercise prices and the number of shares available on exercise may be adjusted on the occurrence of certain events, including new issues, share splits, rights issues and capital reconstructions. Consequently, the exercise prices on the December 2002 and December 2001 option grants were reduced by A$0.21 for the November 2003 return of capital and the December 2001 option grant was reduced by A$0.38 for the November 2002 return of capital.

The Company is authorised to issue 45,077,100 shares under the 2001 Equity Incentive Plan.

JHI NV Stock Appreciation Rights Incentive Plan

On 14 December 2004, 527,000 stock appreciation rights were granted under the terms and conditions of the JHI NV Stock Appreciation Rights Incentive Plan ("Stock Appreciation Rights Plan") with an exercise price of A$5.99. In April 2005, 27,000 stock appreciation rights were cancelled. In December 2006, 250,000 of these stock appreciation rights vested and were exercised at A$8.99, the closing price of the Company's stock on the exercise day. In December 2007, the remaining 250,000 of these stock appreciation rights vested and were exercised at A$6.52, the closing price of the Company's stock on the exercise day. These rights are accounted for as stock appreciation rights under SFAS No. 123R and, accordingly, compensation expense of US$0.1 million, US$0.5 million and US$0.5 million was recognised in the years ended 31 March 2008, 2007 and 2006, respectively.

Supervisory Board Share Plan

At the 2002 Annual General Meeting, the Company's shareholders approved a Supervisory Board Share Plan ("SBSP"), which required that all non-executive directors on the Joint Board and Supervisory Board receive shares of the Company's common stock as payment for a portion of their director fees. The SBSP required that the directors take at least US$10,000 of their fees in shares and allowed directors to receive additional shares in lieu of fees at their discretion. Shares issued under the US$10,000 compulsory component of the SBSP were subject to a two-year escrow that required members of the Supervisory Board to retain those shares for at least two years following issue. The issue price for the shares is the market value at the time of issue. No loans were entered into by the Company in relation to the grant of shares pursuant to the SBSP. During fiscal year 2007, this plan was replaced with the Supervisory Board Share Plan 2006. All remaining shares issued under the SBSP were released from escrow in November 2007.

Supervisory Board Share Plan 2006

At the 2006 Annual General Meeting, the Company's shareholders approved the replacement of its SBSP with a new plan called the Supervisory Board Share Plan 2006 ("SBSP 2006"). Participation by members of the Supervisory Board in the SBSP 2006 is not mandatory. The SBSP 2006 allows the Company to issue new shares or acquire shares on the market on behalf of the participant. The total remuneration of a Supervisory Board member will take into account any participation in the SBSP 2006 and shares under the SBSP 2006. At 31 March 2008, 61,792 shares had been acquired under this plan.

Long-Term Incentive Plan

At the 2006 Annual General Meeting, the Company's shareholders approved the establishment of a Long-Term Incentive Plan ("LTIP") to provide incentives to members of the Company's Managing Board and to certain members of its management ("Executives"). The shareholders also approved, in accordance with certain LTIP rules, the issue of options in the Company to members of the Company's Managing Board and to Executives. In November 2006, 1,132,000 options were granted under the LTIP to the Managing Board. In August 2007 an additional 1,016,000 options were granted to the Managing Board under the LTIP. The vesting of these options are subject to 'performance hurdles' as outlined in the LTIP rules. Unexercised options expire 10 years from the date of issue. At 31 March 2008, there were 2,148,000 options outstanding under this plan.

Valuation and Expense Information Under SFAS No.123R

The Company accounts for stock options in accordance with the fair value provisions of SFAS No. 123R, which requires the Company to estimate the value of stock options issued based upon an option-pricing model and recognise this estimated value as compensation expense over the periods in which the options vest.

The Company estimates the fair value of each option grant on the date of grant using either the Black-Scholes option-pricing model or a lattice model that incorporates a Monte Carlo Simulation (the "Monte Carlo method"). Options granted under the 2001 Equity Incentive Plan and the Managing Board Transitional Stock Option Plan are valued using the Black-Scholes option-pricing model since the vesting of these options is based solely on a requisite service condition. Options granted under the LTIP were valued using the Monte Carlo method since vesting of these options requires that certain target 'performance hurdles' are achieved.

The determination of the fair value of stock-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviours, risk-free rate and expected dividends. We estimate the expected term of options granted by calculating the average term from our historical stock option exercise experience. We estimate the volatility of our common stock based on historical daily stock price volatility. We base the risk-free interest rate on US Treasury notes with terms similar to the expected term of the options. We calculate dividend yield using the current management dividend policy at the time of option grant.

The following table includes the weighted average assumptions and weighted average fair values used for grants valued using the Black-Scholes option-pricing model during the year ended 31 March:

	2008	2007	2006
Dividend yield	**5.0%**	1.5%	0.9%
Expected volatility	**30.0%**	28.1%	27.9%
Risk free interest rate	**3.4%**	4.6%	4.5%
Expected life in years	**4.4**	5.1	5.6
Weighted average fair value at grant date	**A$ 1.13**	A$ 2.40	A$ 2.78
Number of stock options	**5,031,310**	3,830,390	6,584,300

The following table includes the weighted average assumptions and weighted average fair values used for grants valued using the Monte Carlo method during the year ended 31 March:

	2008	2007	2006
Dividend yield	**5.0%**	1.6%	N/A
Expected volatility	**32.1%**	28.1%	N/A
Risk free interest rate	**4.2%**	4.6%	N/A
Weighted average fair value at grant date	**A$ 3.14**	A$ 3.30	N/A
Number of stock options	**1,016,000**	1,132,000	N/A

Compensation expense arising from stock option grants as estimated using option-pricing models was US$7.7 million, US$5.8 million and US$5.9 million for the years ended 31 March 2008, 2007 and 2006, respectively. As of 31 March 2008, the unrecorded deferred stock-based compensation balance related to stock options was US$9.6 million after estimated forfeitures and will be recognised over an estimated weighted average amortisation period of 1.5 years.

General Share-Based Award Information

The following table summarises all of the Company's shares available for grant and the movement in all of the Company's outstanding options:

		Outstanding Options	
	Shares Available for Grant	Number	Weighted Average Exercise Price
Balance at 31 March 2006	19,836,233	19,513,257	A$ 6.99
Newly Authorised	3,000,000	–	
Granted	(4,962,390)	4,962,390	A$ 8.42
Exercised	–	(3,988,880)	A$ 5.96
Forfeited	1,546,950	(1,546,950)	A$ 7.70
Balance at 31 March 2007	19,420,793	18,939,817	A$ 7.52
Newly Authorised	–	–	
Granted	(6,047,310)	6,047,310	A$ 6.62
Exercised	–	(606,079)	A$ 6.33
Forfeited	2,190,811	(2,190,811)	A$ 7.79
Balance at 31 March 2008	**15,564,294**	**22,190,237**	**A$ 7.29**

The total intrinsic value of stock options exercised was A$1.2 million, A$10.3 million and A$11.5 million for the years ended 31 March 2008, 2007 and 2006, respectively.

The weighted average grant-date fair value of stock options granted was A$1.47, A$2.61 and A$2.78 during the years ended 31 March 2008, 2007 and 2006, respectively.

Windfall tax benefits realised in the United States from stock options exercised and included in cash flows from financing activities in the consolidated statements of cash flows were nil, US$1.8 million and US$2.2 million for the years ended 31 March 2008, 2007 and 2006, respectively.

The following table summarises outstanding and exercisable options as of 31 March 2008:

(In Australian dollars)	Options Outstanding				Options Exercisable		
Exercise Price	Number	Weighted Average Remaining Life (in Years)	Weighted Average Exercise Price	Aggregate Intrinsic Value	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value
A$3.09	409,907	2.6	A$ 3.09	A$ 1,295,306	409,907	A$ 3.09	A$ 1,295,306
3.13	100,435	1.6	3.13	313,357	100,435	3.13	313,357
5.06	660,582	3.7	5.06	787,017	660,582	5.06	787,017
5.99	2,745,625	6.7	5.99	713,862	2,745,625	5.99	713,862
6.30	93,000	6.9	6.30	–	93,000	6.30	–
6.38	4,822,398	9.7	6.38	–	14,286	6.38	–
6.45	901,500	4.6	6.45	–	901,500	6.45	–
7.05	2,280,750	5.7	7.05	–	2,280,750	7.05	–
7.83	1,016,000	9.4	7.83	–	–	–	–
8.35	151,400	9.0	8.35	–	37,850	8.35	–
8.40	3,747,340	8.6	8.40	–	686,349	8.40	–
8.53	1,320,000	7.7	8.53	–	–	–	–
8.90	3,901,100	7.7	8.90	–	2,000,425	8.90	–
9.50	40,200	7.9	9.50	–	20,100	9.50	–
Total	**22,190,237**	**7.7**	**A$ 7.29**	**A$ 3,109,542**	**9,950,809**	**A$ 6.83**	**A$ 3,109,542**

The aggregate intrinsic value in the preceding table represents the total pre-tax intrinsic value based on stock options with an exercise price less than the Company's closing stock price of A$6.25 as of 31 March 2008, which would have been received by the option holders had those option holders exercised their options as of that date.

17. SHARE REPURCHASE PROGRAM

On 15 August 2007, the Company announced a share repurchase program of up to 10% of the Company's issued capital, approximately 46.8 million shares. The Company repurchased 35.7 million shares of common stock during the year ended 31 March 2008. The repurchased shares had an aggregate cost of A$236.4 million (US$208.0 million) and the average price paid per share of common stock was A$6.62 (US$5.83). The US dollar amounts were determined using the weighted average spot rates for the days on which shares were purchased. The Company had not purchased any shares during the period between 1 April 2008 and the date of this report. The Company officially cancelled 35.0 million shares on 31 March 2008.

18. FINANCIAL INSTRUMENTS

Foreign Currency

As a multinational corporation, the Company maintains significant operations in foreign countries. As a result of these activities, the Company is exposed to changes in exchange rates which affect its results of operations and cash flows.

The Company purchases raw materials and fixed assets and sells some finished product for amounts denominated in currencies other than the functional currency of the business in which the related transaction is generated. In order to protect against foreign exchange rate movements, the Company may enter into forward exchange contracts timed to mature when settlement of the underlying transaction is due to occur. At 31 March 2008, there were no material contracts outstanding.

Credit Risk

Financial instruments which potentially subject the Company to credit risk consist primarily of cash and cash equivalents, investments and trade accounts receivable.

The Company maintains cash and cash equivalents, investments and certain other financial instruments with various major financial institutions. At times, these financial instruments may be in excess of insured limits. To minimise this risk, the Company performs periodic evaluations of the relative credit standing of these financial institutions and, where appropriate, places limits on the amount of credit exposure with any one institution.

The Company is exposed to losses on forward exchange contracts in the event that counterparties fail to deliver the contracted amount. The credit exposure to the Company is calculated as the mark-to-market value of all contracts outstanding with that counterparty. At 31 March 2008 and 2007, total credit exposure arising from forward exchange contracts was not material.

Credit risk with respect to trade accounts receivable is concentrated due to the concentration of the distribution channels for the Company's fibre cement products. Credit is extended based on an evaluation of each customer's financial condition and, generally, collateral is not required. The Company has historically not incurred significant credit losses.

Fair Values

The carrying values of cash and cash equivalents, short-term investments, accounts receivable, short-term borrowings and accounts payable and accrued liabilities are a reasonable estimate of their fair value due to the short-term nature of these instruments. The following table summarises the estimated fair value of the Company's long-term debt (including current portion of long-term debt):

	31 March			
(Millions of US dollars)	**2008**		2007	
	Carrying Value	**Fair Value**	Carrying Value	Fair Value
Long-term debt:				
Floating	**$ 174.5**	**$ 174.5**	$ 105.0	$ 105.0
Fixed	**–**	**–**	–	–
Total	**$ 174.5**	**$ 174.5**	$ 105.0	$ 105.0

Fair values of long-term debt were determined by reference to the 31 March 2008 and 2007 market values for comparably rated debt instruments.

19. OPERATING SEGMENT INFORMATION AND CONCENTRATIONS OF RISK

The Company has reported its operating segment information in the format that the operating segment information is available to and evaluated by the Managing Board of Directors. USA Fibre Cement manufactures and sells fibre cement interior linings, exterior siding and related accessories products in the United States. Asia Pacific Fibre Cement includes all fibre cement manufactured in Australia, New Zealand and the Philippines and sold in Australia, New Zealand and Asia. Research and Development represents the cost incurred by the research and development centres. Other includes the manufacture and sale of fibre cement reinforced pipes in the United States, fibre cement operations in Europe and roofing operations in the United States. The roofing plant was closed and the business ceased operations in April 2006. On 22 May 2008, the Company announced plans to cease production at its Plant City, Florida Hardie Pipe plant in the US. The Company's operating segments are strategic operating units that are managed separately due to their different products and/or geographical location.

Operating Segments

The following are the Company's operating segments and geographical information:

	Net Sales to Customers[1] Years Ended 31 March		
(Millions of US dollars)	**2008**	2007	2006
USA Fibre Cement	**$ 1,144.8**	$ 1,262.3	$ 1,218.4
Asia Pacific Fibre Cement	**298.3**	251.7	241.8
Other	**25.7**	28.9	28.3
Worldwide total	**$ 1,468.8**	$ 1,542.9	$ 1,488.5

	Loss Before Income Taxes Years Ended 31 March		
(Millions of US dollars)	**2008**	2007	2006
USA Fibre Cement[2,3]	**$ 268.0**	$ 362.4	$ 342.6
Asia Pacific Fibre Cement[2]	**50.3**	39.4	41.7
Research and Development[2]	**(18.1)**	(17.1)	(15.7)
Other[4]	**(32.8)**	(9.3)	(26.5)
Segments total	**267.4**	375.4	342.1
General Corporate[5,6]	**(304.0)**	(462.0)	(777.0)
Total operating loss	**(36.6)**	(86.6)	(434.9)
Net interest income (expense)[7]	**1.1**	(6.5)	(0.2)
Worldwide total	**$ (35.5)**	$ (93.1)	$ (435.1)

	Total Identifiable Assets Years Ended 31 March	
(Millions of US dollars)	**2008**	2007
USA Fibre Cement	**$ 835.8**	$ 893.0
Asia Pacific Fibre Cement	**218.3**	199.3
Research and Development	**13.9**	10.9
Other	**10.6**	41.6
Segments total	**1,078.6**	1,144.8
General Corporate[8,9]	**1,101.3**	983.3
Worldwide total	**$ 2,179.9**	$ 2,128.1

Geographic Areas

(Millions of US dollars)	Net Sales to Customers[1] Years Ended 31 March 2008	2007	2006
USA	**$ 1,153.1**	$ 1,279.4	$ 1,233.7
Australia	**198.6**	169.0	164.5
New Zealand	**67.3**	54.4	53.6
Other Countries	**49.8**	40.1	36.7
Worldwide total	**$ 1,468.8**	$ 1,542.9	$ 1,488.5

(Millions of US dollars)	Total Identifiable Assets Years Ended 31 March 2008	2007
USA	**$ 846.6**	$935.7
Australia	**139.0**	127.1
New Zealand	**26.1**	23.1
Other Countries	**66.9**	58.9
Segments total	**1,078.6**	1,144.8
General Corporate[8,9]	**1,101.3**	983.3
Worldwide total	**$ 2,179.9**	$ 2,128.1

[1] Export sales and inter-segmental sales are not significant.

[2] Research and development costs of US$7.4 million, US$10.8 million and US$13.2 million in fiscal years 2008, 2007 and 2006, respectively, were expensed in the USA Fibre Cement segment. Research and development costs of US$1.6 million, US$1.8 million and US$2.3 million in fiscal years 2008, 2007 and 2006, respectively, were expensed in the Asia Pacific Fibre Cement segment. Research and development costs of US$18.0 million, US$13.0 million and US$12.3 million in fiscal years 2008, 2007 and 2006, respectively, were expensed in the Research and Development segment. Research and Development costs of US$0.3 million, US$0.3 million and US$0.9 million in fiscal years 2008, 2007 and 2006, respectively, were expensed in the Other segment. The Research and Development segment also included selling, general and administrative expenses of US$0.1 million, US$4.1 million and US$3.4 million in fiscal years 2008, 2007 and 2006, respectively.

Research and development expenditures are expensed as incurred and in total amounted to US$27.3 million, US$25.9 million and US$28.7 million for the years ended 31 March 2008, 2007 and 2006, respectively.

[3] Included in USA Fibre Cement for the year ended 31 March 2008 are asset impairment charges of US$45.6 million.

[4] Included in the Other segment for the years ended 31 March 2008 and 2006 are asset impairment charges of US$25.4 million and US$13.4 million, respectively.

[5] The principal components of General Corporate are officer and employee compensation and related benefits; professional and legal fees; administrative costs; and rental expense, net of rental income, on the Company's corporate offices. Also included in General Corporate are unfavourable asbestos adjustments of US$240.1 million, US$405.5 million and US$715.6 million in fiscal years 2008, 2007 and 2006, respectively and AICF SG&A expenses of US$4.0 million, nil and nil in fiscal years 2008, 2007 and 2006, respectively.

[6] Includes costs of nil, US$13.6 million and US$17.4 million for SCI and other related expenses in fiscal years 2008, 2007 and 2006, respectively.

[7] The Company does not report net interest expense for each operating segment as operating segments are not held directly accountable for interest expense. Included in net interest income (expense) is AICF interest income of US$9.4 million, nil and nil in fiscal years 2008, 2007 and 2006, respectively. See Note 12.

[8] The Company does not report deferred tax assets and liabilities for each operating segment as operating segments are not held directly accountable for deferred income taxes. All deferred income taxes are included in General Corporate.

[9] Asbestos-related assets at 31 March 2008 and 31 March 2007 are US$817.1 million and US$727.6 million, respectively, and are included in the General Corporate segment. See Note 12.

Concentrations of Risk

The distribution channels for the Company's fibre cement products are concentrated. If the Company were to lose one or more of its major customers, there can be no assurance that the Company will be able to find a replacement. Therefore, the loss of one or more customers could have a material adverse effect on the Company's consolidated financial position, results of operations and cash flows. The Company has three major customers that individually account for over 10% of the Company's net sales.

These three customers' accounts receivable represented 42% and 58% of the Company's trade accounts receivable at 31 March 2008 and 2007, respectively. The following are gross sales generated by these three customers, which are all from the USA Fibre Cement segment:

	Years Ended 31 March					
(Millions of US dollars)	**2008**		2007		2006	
		%		%		%
Customer A	**$ 431.3**	**27.9**	$ 446.3	26.7	$ 426.2	35.0
Customer B	**108.2**	**7.0**	172.3	10.3	168.5	13.8
Customer C	**167.3**	**10.8**	168.9	10.1	156.6	12.9
Total	**$ 706.8**		$ 787.5		$ 751.3	

Approximately 22% of the Company's fiscal year 2008 net sales from continuing operations were derived from outside the United States. Consequently, changes in the value of foreign currencies could significantly affect the consolidated financial position, results of operations and cash flows of the Company's non-US operations on translation into US dollars.

20. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income (loss) consists of the following components:

(Millions of US dollars)	**2008**	2007	2006
Pension and post-retirement benefit adjustments			
(net of US$1.0 million and US$1.2 million tax benefit, respectively)	**$ (2.1)**	$ (2.7)	$ –
Unrealised loss on restricted short-term investments	**(4.4)**	–	–
Foreign currency translation adjustments	**23.4**	8.1	(28.4)
Total accumulated other comprehensive income (loss)	**$ 16.9**	$ 5.4	$ (28.4)

21. RELATED PARTY TRANSACTIONS

JHI NV Directors' and Former Directors' Securities Transactions

The Company's Directors (and Former Directors' for the relevant year) and their director-related entities held an aggregate of 275,426 ordinary shares and 210,530 ordinary shares at 31 March 2008 and 2007, respectively, and options to acquire 4,750,544 ordinary shares and 3,914,544 ordinary shares at 31 March 2008 and 2007, respectively.

Supervisory Board members (other than Mr J Loudon) on 14 March 2008 participated in an acquisition of shares at A$5.7352, under the terms of the Supervisory Board Share Plan 2006 which was approved by JHI NV shareholders on 17 August 2007. Mr J Loudon, Mr M Hammes and Mr R Chenu also made on market-purchases during fiscal year 2008. Directors' acquisitions were as follows:

	On Market Purchases/(Sales)	SBSP
Supervisory Board directors		
M Hammes	9,000	6,859
B Anderson	–	6,124
D Andrews	–	3,903
D DeFosset	–	10,377
J Loudon	6,300	–
D McGauchie AO	–	5,803
R van der Meer	–	4,410
C Walter AM	–	5,032
Managing Board directors		
L Gries	–	N/A
R Chenu	5,000	N/A
Former directors		
J Barr	–	7,667
B Butterfield	(90,000)	N/A

Mr B Butterfield separated from the company and resigned as a Managing Board director effective 1 October 2007. As a result of the separation, 90,000 of his 621,000 options to acquire ordinary shares were cancelled. In December 2007, Mr Butterfield exercised options to acquire 90,000 additional ordinary shares and sold the underlying shares.

Other than Mr Butterfield, no Director or Former Director, or their director-related entities, disposed of any shares in the Company.

The JHI NV dividends paid to Directors and their related entities were on the same terms and conditions that applied to other holders.

Existing Loans to the Company's Directors and Directors of James Hardie Subsidiaries

At 31 March 2008 and 2007, loans totalling US$29,267 and US$30,774, respectively, were outstanding from certain executive directors or former directors of subsidiaries of JHI NV under the terms and conditions of the Executive Share Purchase Plan (the "Plan"). Loans under the Plan are interest free and repayable from dividend income earned by, or capital returns from, securities acquired under the Plan. The loans are collateralised by CUFS under the Plan. No new loans to Directors or executive officers of JHI NV, under the Plan or otherwise, and no modifications to existing loans have been made since December 1997.

During fiscal year 2008, repayments totalling US$5,419 were received in respect of the Plan from AT Kneeshaw and DAJ Salter. During fiscal year 2005, an executive director of a subsidiary resigned with loans outstanding of US$117,688. Under the terms of the Plan, this director had two years from the date of his resignation to repay such loan. The loan was repaid in full in the year ended 31 March 2007. During fiscal year 2007, an executive director of a subsidiary resigned with loans outstanding of US$14,123 and during fiscal year 2008, an executive director of a subsidiary resigned with loans outstanding of US$16,075. Under the terms of the Plan, each loan must be repaid within two years from the date of their respective resignations.

Payments Made to Directors and Director Related Entities of JHI NV during the Year

Deputy Chairman DG McGauchie AO is a director of Telstra Corporation Limited from whom the Company purchases communications services. Supervisory Board Director R van der Meer is Supervisory Board director of ING Bank Nederland N.V. and ING Verzekeringen (Insurance) Nederland N.V. Entities in the ING Group provide various financial services to the Company. All transactions were in accordance with normal commercial terms and conditions. It is not considered that these Directors had significant influence over these transactions.

Payments made to Director and Director Related Entities of Subsidiaries of JHI NV

The Company has subsidiaries located in various countries, many of which require that at least one director be a local resident. All payments described below arise because of these requirements.

Payments of US$4,507 and US$4,507 for the years ended 31 March 2008 and 2007, respectively, were made to Grech, Vella, Tortell & Hyzler Advocates. Dr JJ Vella was a director of one of the Company's subsidiaries. The payments were in respect of legal services and were negotiated in accordance with usual commercial terms and conditions.

Payments totalling US$5,979 and US$5,364 for the years ended 31 March 2008 and 2007, respectively, were made to Bernaldo, Mirador and Directo Law Offices. R Bernaldo is a director of a subsidiary of the Company. The payments were in respect of professional services and were negotiated in accordance with usual commercial terms and conditions.

REMUNERATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Fees Paid to the Independent Registered Public Accounting Firm

Fees paid to the company's independent registered public accounting firm for services provided for fiscal years 2008, 2007 and 2006 were as follows:

	Fiscal Years Ended 31 March		
(Millions of US dollars)	**2008**	2007	2006
Audit Fees[1]	**$ 4.2**	$ 2.1	$ 1.6
Audit-Related Fees[2]	–	0.1	0.1
Tax Fees[3]	**4.9**	8.0	5.2
All Other Fees	–	–	–

[1] Audit Fees include the aggregate fees for professional services rendered by the company's independent registered public accounting firm. Professional services include the audit of annual financial statements and services that are normally provided in connection with statutory and regulatory filings. During fiscal year ended 31 March 2008, total audit fees includes fees for Sarbanes-Oxley compliance testing of US$2.0 million, US$0.8 million of which related to Sarbanes-Oxley compliance testing performed for fiscal year 2007, but paid in fiscal year 2008. In addition, during fiscal year ended 31 March 2008, total audit fees includes fees for statutory reporting of US$0.8 million, US$0.4 million of which related to statutory reporting fees performed for fiscal year 2007, but paid in fiscal year 2008.

[2] Audit-Related Fees include the aggregate fees billed for assurance and related services rendered by the company's independent registered public accounting firm. The independent registered public accounting firm did not engage any temporary employees to conduct any portion of the audit of the company's financial statements for the fiscal year ended 31 March 2008.

[3] Tax Fees include the aggregate fees billed for tax compliance, tax advice and tax planning services rendered by the independent registered public accounting firm.

Audit Committee Pre-Approval Policies and Procedures

In accordance with the company's Audit Committee's policy and the requirements of the law, all services provided by the independent registered public accounting firm are pre-approved annually by the Audit Committee. Pre-approval includes a list of specific audit and non-audit services in the following categories: audit services, audit-related services, tax services and other services. Any additional services that the company may ask its independent registered public accounting firm to perform will be set forth in a separate document requesting Audit Committee approval in advance of the service being performed.

All of the services pre-approved by the Audit Committee are permissible under the SEC's auditor independence rules. To avoid potential conflicts of interest, the law prohibits a publicly traded company from obtaining certain non-audit services from its independent registered public accounting firm. The company obtains these services from other service providers as needed.

Remuneration of directors and senior executives

A detailed description of the company's policies for Supervisory Board and Managing Board directors and senior executives, and the link to performance, is set out in the Remuneration Report within the Directors' report on pages 46-68 of this annual report.

SELECTED QUARTERLY FINANCIAL DATA

(Unaudited, not forming part of the Consolidated Financial Statements)

James Hardie Industries NV and Subsidiaries

The information furnished in the selected quarterly financial data for the years ended 31 March 2008 and 2007 is unaudited but includes all adjustments which, in the opinion of management, are necessary for a fair statement of the financial results of the respective interim periods. Such adjustments are of a normal recurring nature. Interim financial statements are by necessity somewhat tentative; judgments are used to estimate interim amounts for items that are normally determinable only on an annual basis.

	Year Ended 31 March 2008 By Quarter				Year Ended 31 March 2007 By Quarter			
(Millions of US dollars)	**First**	**Second**	**Third**	**Fourth**	First	Second	Third	Fourth
Net sales	**$ 424.4**	**$ 390.1**	**$ 341.4**	**$ 312.9**	$ 415.5	$ 411.4	$ 355.1	$ 360.9
Cost of goods sold	(257.5)	(251.3)	(224.3)	(205.7)	(257.8)	(256.2)	(228.8)	(227.1)
Gross profit	**166.9**	**138.8**	**117.1**	**107.2**	157.7	155.2	126.3	133.8
Operating income (loss)	75.0	44.7	25.2	(181.5)	68.9	41.0	19.3	(215.8)
Interest expense	(1.3)	(2.5)	(2.9)	(4.4)	(5.6)	(0.2)	(1.5)	(4.7)
Interest income	1.8	4.5	3.7	2.2	3.6	1.2	0.2	0.5
Income (loss) from continuing operations before income taxes	**75.5**	**46.7**	**26.0**	**(183.7)**	66.9	42.0	18.0	(220.0)
Income tax (expense) benefit	(36.4)	(27.6)	(8.9)	36.8	(32.3)	(20.9)	(26.0)	323.1
Income (loss) from continuing operations	39.1	19.1	17.1	(146.9)	34.6	21.1	(8.0)	103.1
Cumulated effect of change in accounting principle for stock-based compensation (net of $0.4 million of tax)	–	–	–	–	0.9	–	–	–
Net income (loss)	**$ 39.1**	**$ 19.1**	**$ 17.1**	**$ (146.9)**	$ 35.5	$ 21.1	$ (8.0)	$ 103.1

GROUP STATISTICS

(Unaudited, not forming part of the Consolidated Financial Statements)

James Hardie Industries NV and Subsidiaries

(Millions of US dollars)	**2008**	2007	2006	2005	2004
Profit and Loss Account					
Net Sales					
USA Fibre Cement	**$ 1,144.8**	$ 1,262.3	$ 1,218.4	$ 939.2	$ 738.6
Asia Pacific Fibre Cement	**298.3**	251.7	241.8	236.1	219.8
Other	**25.7**	28.9	28.3	35.1	23.5
Worldwide total	**$ 1,468.8**	$ 1,542.9	$ 1,488.5	$ 1,210.4	$ 981.9
Operating Income					
USA Fibre Cement	**$ 268.0**	$ 362.4	$ 342.6	$ 241.5	$ 195.6
Asia Pacific Fibre Cement	**50.3**	39.4	41.7	46.8	37.6
Research and Development	**(18.1)**	(17.1)	(15.7)	(17.5)	(17.6)
Other	**(32.8)**	(9.3)	(26.5)	(11.8)	(15.9)
Segments total	**267.4**	375.4	342.1	259.0	199.7
General Corporate	**(63.9)**	(56.5)	(61.4)	(62.8)	(27.5)
Asbestos adjustments	**(240.1)**	(405.5)	(715.6)	–	–
Total operating (loss) income	**(36.6)**	(86.6)	(434.9)	196.2	172.2
Net interest income (expense)	**1.1**	(6.5)	(0.2)	(5.1)	(10.0)
Other (expense) income, net	**–**	–	–	(1.3)	3.5
(Loss) income from continuing operations before income taxes	**(35.5)**	(93.1)	(435.1)	189.8	165.7
Income tax (expense) benefit	**(36.1)**	243.9	(71.6)	(61.9)	(40.4)
Income (loss) from continuing operations	**$ (71.6)**	$ 150.8	$ (506.7)	$ 127.9	$ 125.3
Dividends paid	**$ 126.2**	$ 42.1	$ 45.9	$ 13.7	$ 22.9
Balance Sheet					
Net current assets	**$ 183.7**	$ 259.0	$ 150.8	$ 180.2	$ 195.9
Total assets	**$ 2,179.9**	$ 2,128.1	$ 1,445.4	$ 1,088.9	$ 971.2
Long-term debt[1]	**$ 174.5**	$ 105.0	$ 121.7	$ 147.4	$ 165.0
Shareholders' (deficit) equity	**$ (202.6)**	$ 258.7	$ 94.9	$ 624.7	$ 504.7
Other Statistics					
Number of employees:					
USA Fibre Cement	**1,809**	1,868	2,174	1,820	1,722
Asia Pacific Fibre Cement	**834**	835	854	892	955
Research and Development	**111**	101	118	131	117
Other	**80**	90	107	241	245
Corporate	**48**	50	50	38	34
Total from continuing operations	**2,882**	2,944	3,303	3,122	3,073
Number of shareholders	**14,012**	14,776	14,679	17,347	22,600
Weighted average number of common shares outstanding:					
Basic	**455.0**	464.6	461.7	458.9	458.1
Diluted	**455.0**	466.4	461.7	461.0	461.4
Capital expenditures[2]	**$ 38.5**	$ 92.1	$ 162.8	$ 153.0	$ 74.1
Depreciation and amortisation[3]	**$ 56.5**	$ 50.7	$ 45.3	$ 36.3	$ 36.4
Dividends paid per share[4]	**27.0¢**	9.0¢	10.0¢	3.0¢	5.0¢
Return of capital per share[5]	**–**	–	–	–	15.0¢
Basic earnings (loss) per share – continuing operations[6]	**(15.7¢)**	32.5¢	(110.0¢)	27.9¢	27.4¢
Diluted earnings (loss) per share – continuing operations[7]	**(15.7¢)**	32.3¢	(110.0¢)	27.7¢	27.2¢
Gearing ratio[8]	**–**	12.8%	(1.6)%	6.8%	17.0%

Notes:

[1] Includes current portion of long term debt. The US$ notes were repaid on 8 May 2006. See Note 9 on page 97.

[2] Capital investment on property, plant and equipment includes both cash and credit purchases, and is for continuing operations only.

[3] Information for depreciation and amortisation is for continuing operations only.

[4] Dividends paid divided by the weighted average number of ordinary and employee shares on issue during the year.

[5] On 19 November 2003, the Company paid a capital return of US$0.15 per share to shareholders for a total of US$68.7 million.
On 1 November 2002, the Company paid a capital return of US$0.20 per share to shareholders for a total of $94.8 million.

[6] Income (loss) from continuing operations divided by the weighted average number of ordinary and employee shares on issue during the year.

[7] Diluted EPS is similar to basic EPS except that the weighted average number of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares, such as options, had been issued.

[8] Borrowings less cash (net debt) divided by net debt plus total shareholders' equity.

James Hardie Industries NV voting rights:

As of 20 June 2008 James Hardie Industries NV had on issue 432,948,363 CUFS issued over 432,948,363 ordinary shares held by CHESS Depositary Nominees Pty Ltd (CDN) on behalf of 14,012 CUFS holders. Each ordinary share carries the right to one vote. CUFS holders can direct CDN how to vote the ordinary shares on a one vote per CUFS basis. Options carry no voting rights.

James Hardie Industries NV distribution schedule as at 20 June 2008:

	CUFS		Options	
Size of Holding Range	Holders	Holdings	Holders	Holdings
1–1,000	5,654	2,873,022	–	–
1,001–5,000	6,101	14,967,304	26	71,027
5,001–10,000	1,292	9,287,307	31	248,332
10,001–100,000	855	19,748,625	117	4,540,224
100,001 and over	110	386,072,105	44	15,193,641
Totals	14,012	432,948,363	218	20,053,224

In the 1–1,000 range, 490 CUFS holders held less than a marketable parcel.

James Hardie Industries NV substantial CUFS holders as at 20 June 2008:

Holdings shown below are as disclosed in substantial holding notices lodged with the ASX.

Name	CUFS Holdings	Date of Notice	%
Lazard Asset Management Pacific Co	65,424,399	24 April 2008	15.11
The Capital Group Companies, Inc	32,960,346	17 March 2006	7.61
Schroder Investment Management Australia Limited	31,024,755	8 January 2007	7.17
Concord Capital	30,810,723	17 June 2008	7.12
Suncorp-Metway Limited and its subsidiaries	29,696,066	14 August 2007	6.86
National Australia Bank Ltd Group	28,198,184	16 June 2004	6.51
Baillie Gifford & Co and its affiliated companies	24,577,253	24 December 2007	5.68
Orion Asset Management Limited	22,659,318	16 May 2008	5.23
Vanguard Investments Australia Ltd	22,097,739	3 April 2008	5.10

James Hardie Industries NV 20 largest CUFS holders and their holdings as at 20 June 2008:

Name	Note	CUFS Holdings	%	Position
JP Morgan Nominees Australia Limited	1	99,847,449	23.06	1
National Nominees Limited	1	86,004,272	19.86	2
HSBC Custody (Australia) Nominees Limited	1	55,376,610	12.79	3
Cogent Nominees Pty Limited	1	27,171,082	6.28	4
Citicorp Nominees Pty Limited	1	23,625,532	5.46	5
Queensland Investment Corporation	1	15,249,671	3.52	6
RBC Global Services Australia Nominees Pty Limited	1	9,977,241	2.30	7
Tasman Asset Management Ltd		9,416,232	2.17	8
ANZ Nominees Limited	1	7,358,090	1.70	9
Australian Foundation Investment Company Limited		5,660,404	1.31	10
UBS Nominees Pty Limited	1	4,593,195	1.06	11
Madingley Nominees Pty Ltd		3,970,709	0.92	12
HSBC Custody Nominees (Australia) Limited-GSCO ECSA	1	3,423,662	0.79	13
Citicorp Nominees Pty Limited	1	3,407,185	0.79	14
Argo Investments Limited		2,469,000	0.57	15
Promina Equities Limited		1,955,780	0.45	16
Bond Street Custodians Limited	1	1,479,378	0.34	17
Millenium Pty Limited		1,418,280	0.33	18
Sheoaks (NSW) Pty Limited		1,224,600	0.28	19
Gonville Pty Ltd		1,099,993	0.25	20
Total		364,728,365	84.23	

[1] Entities which hold interests in the CUFS solely as a nominee or trustee for another person may have those interests disregarded for the purposes of the takeover and substantial share/CUFS holder provisions contained in the Articles of Association of the Company. Those nominees may hold CUFS for holders which include the substantial shareholders named above.

INFORMATION

(Not forming part of the Consolidated Financial Statements)

James Hardie Industries NV and Subsidiaries

COMPOSITION OF OUR SHAREHOLDER BASE


40.35%
0-1,000
9.22%
5,001-10,000
43.54%
1,001-5,000
6.89%
10,001 and over

Size of Holding Range


95.16%
Australia
4.84%
Other
Other includes
New Zealand 3.50%
UK 0.54%
USA 0.39%
Other 0.41%

Domicile of Holders

James Hardie Industries NV on-market buy-back

On 15 August 2007, the company announced a share buy-back program of up to 10% of the company's issued capital, approximately 46.8 million shares. The company repurchased 35.7 million shares of common stock during the year ended 31 March 2008. The bought-back shares had an aggregate cost of A$236.4 million (US$208.0 million) and the average price paid per share of common stock was A$6.62 (US$5.83). The US dollar amounts were determined using the weighted average spot rates for the days on which shares were bought.

The on-market buy-back remains current, but the company had not purchased any shares during the period between 1 April 2008 and the date of this report. The company officially cancelled 35.0 million shares on 31 March 2008.

James Hardie Industries NV takeover regime

The Articles of Association of James Hardie Industries NV (JHI NV) include takeover provisions which seek to reproduce the takeover regime established by the Corporations Act 2001 (the Australian Takeovers Code) in a more limited form. The purpose of these provisions is to ensure that the Eggleston principles, which underpin the Australian Takeovers Code, are complied with if a substantial interest is acquired in JHI NV.

In addition to a takeover bid made in accordance with the Articles of Association of JHI NV, a merger (which is similar to a Corporations Act 2001 scheme of arrangement) may also be effected under Dutch law.

(a) Outline of the JHI NV takeover regime

The takeover regime contained in the JHI NV Articles of Association prohibits a person from holding JHI NV shares if, because of an acquisition of a relevant interest by any person in that share:

(i) the number of JHI NV shares in which any person (including the holder) directly or indirectly acquires a relevant interest increases from 20% or below to over 20%, or increases from a starting a starting point that is above 20% and below 90%, of the issued and the outstanding share capital of JHI NV; or

(ii) the voting rights which any person (including the holder) directly or indirectly is entitled to exercise at a general meeting of shareholders increases from 20% or below to over 20%, or increases from a starting point that is above 20% and below 90%, of the total number of such voting rights which may be exercised by any person at a general meeting of shareholders.

(b) Enforcement

If the prohibition outlined above is breached, JHI NV has several powers available to it under the Articles of Association to enforce the breach. These include powers to require the disposal of JHI NV shares, disregard the exercise of votes and suspended dividend rights.

The Supervisory Board may cause JHI NV to exercise these powers only if it has first obtained a ruling from a court of competent jurisdiction that a breach of the prohibition has occurred and is occurring. Alternatively, these powers may be exercised without having recourse to the court if the company receives advice to the effect from a senior corporate barrister or solicitor where the bidder has the right to make submissions. The company's right to exercise these powers by complying with these procedures must be renewed by shareholder approval every 5 years or they lapse. The last renewal by shareholders was 25 September 2006.

(c) Substantial Shareholder Notices

The Articles of Association of JHI NV also replicate the substantial shareholder notice provisions contained in the Australian Takeovers Code. Those provisions apply where the votes attached to the shares in which the person has a relevant interest is equal to 5% or more of the total number of votes attaching to all JHI NV shares or CUFS (a substantial holding) and require the holder to advise the company and the ASX of certain information if that person obtains or ceases to have a substantial holding, if that person has a substantial holding and there is a movement of at least 1% in its holding or if that person makes a take-over bid for the securities of JHI NV.

As with the takeover bid thresholds, certain nominee and trustee holdings can be disregarded when considering whether a substantial shareholder notification requirement applies.

(d) Tracing of beneficial interests

The Articles of Association also include a provision analogous to that found in the Corporations Act 2001 that gives JHI NV the power to require the holder of a JHI NV share or JHI NV CUFS to give the company (or procure any relevant person to give to the company) within two business days after receiving the notice a statement in writing setting out certain prescribed details relating to the holder's relevant interest.

MAJOR ANNOUNCEMENTS

James Hardie informs the ASX and the SEC of anything that might affect the company's share price. As soon as possible after we receive acknowledgement from the ASX, we post announcements on our website. Following is a list of the major announcements made during fiscal year 2008. Complete announcements are available on our website at www.jameshardie.com (select Investor Relations, then News).

Calendar 2007

2 April 2007	James Hardie announces that Don DeFosset has been appointed Chairman of the company's Supervisory and Joint Boards effective 1 April 2007.
28 May 2007	Results for Q4 and full year FY07: James Hardie today announced a US$222.2 million net operating profit, excluding asbestos adjustments and related tax benefit, for the full year ended 31 March 2007, an increase of 6% compared to the prior full year.
15 June 2007	The company's dividend of US 15 cents per share announced on 28 May 2007 converts to 17.89 Australian cents per CUF, based on the exchange rate on 14 June 2007.
29 June 2007	The Supervisory Board of James Hardie appoints Catherine Walter to the company's Supervisory and Joint Boards, effective 1 July 2007.
7 July 2007	James Hardie announces that it has filed its annual report on Form 20-F for fiscal year 2007 with the United States' Securities and Exchange Commission.
15 August 2007	James Hardie announces it will implement an on-market buy-back program for the purchase of up to 10% of its issued capital (approximately 46.8 million shares).
15 August 2007	Results for Q1 FY08: James Hardie announces a US$68.6 million net operating profit, excluding asbestos, for the quarter ended 30 June 2007, an increase of 9% compared to the same period last year.
3 September 2007	The Supervisory Board of James Hardie appoints David Andrews to the company's Supervisory and Joint Boards effective 1 September 2007.
24 September 2007	James Hardie advises that Benjamin Butterfield has resigned as Company Secretary, General Counsel and member of the Managing Board, effective 1 October 2007.
31 October 2007	James Hardie announces plans to suspend production at its Blandon, Pennsylvania, plant in North America in response to the current US housing market conditions.
19 November 2007	Results for Q2 and half year FY08: James Hardie announces a US$46.5 million net operating profit, excluding asbestos, for the quarter ended 30 September 2007, a decrease of 32% compared to the same period last year.
27 November 2007	James Hardie expresses its condolences to the family of Mr Bernie Banton, following his death today.
28 November 2007	James Hardie issues a statement that the allegation made in an article in the *Sydney Daily Telegraph* today is wrong and appears to be designed solely to incite anger and adverse opinion against James Hardie.
4 December 2007	The company's dividend of US 12 cents per share coverts to 13.71 Australian cents per CUFS, based on the exchange rate on 4 December 2007.

Calendar 2008

1 February 2008	James Hardie announces that Michael Hammes is replacing Don DeFosset as Chairman of the company's Supervisory and Joint Boards effective 31 January 2008.
28 February 2008	Results for Q3 and nine months FY08: James Hardie announces a US$34.1 million net operating profit, excluding asbestos and impairment of the Blandon, Pennsylvania facility, for the quarter ended 31 December 2007, a decrease of 7% compared to the same period last year.

INFORMATION FOR SECURITY HOLDERS

Annual Meeting

The 2008 Annual Information Meeting of CUFS holders of James Hardie Industries NV will be held at The Mint, 10 Macquarie Street, Sydney, NSW, Australia at 1.00pm Australian Eastern Standard Time (AEST) on Wednesday, 20 August 2008.

The 2008 AGM will be held at Atrium, 8th floor, Strawinskylaan 3077, 1077ZX Amsterdam, The Netherlands at 10.00am Central Europe Time (CET) on Friday, 22 August 2008.

Calendar 2008*

31 Mar	End of JHI NV Fiscal Year (FY) 2008
22 May	FY08 Quarter 4 and full year results and dividend announcement and management presentation
4 Jun	Record date for dividend to be paid on 11 July 2008
4 Jun	Announcement of dividend in Australian currency equivalent
30 Jun	2008 Annual Report released
11 Jul	Dividend payment date for share/CUFS holders
20 Aug	FY09 Quarter 1 results announcement and management presentation
20 Aug	Annual Information Meeting, Sydney
20 Aug	Direction Forms close 4.00pm Sydney time for Annual General Meeting
22 Aug	Annual General Meeting, Amsterdam
17 Nov	FY09 Quarter 2 and half year results announcement and management presentation

Calendar 2009*

6 Feb	FY09 Quarter 3 and nine months results announcement and management presentation
31 Mar	End of JHI NV Financial Year 2009
25 May	FY09 Quarter 4 and full year results and management presentation

*Future dates are indicative only and may change

Stock Exchange Listings

James Hardie Industries NV's securities are listed on the Australian and New York stock exchanges.

Australia: Australian Securities Exchange

James Hardie Industries NV shares are listed on the Australian Securities Exchange (ASX) in the form of CHESS Units of Foreign Securities (or CUFS). CUFS represent beneficial ownership of JHI NV shares, the legal ownership of which is held by CHESS Depositary Nominees Pty Ltd. JHI NV CUFS trade under the code JHX.

New York: New York Stock Exchange Inc

JHX LISTED NYSE

In the United States, five JHI NV CUFS equal one Bank of New York-issued American Depositary Receipt (or ADR) and trade on the New York Stock Exchange under the code JHX.

All enquiries and correspondence regarding ADRs should be referred to The Bank of New York Mellon, which can be contacted via the website: www.adrbny.com or contact:

BNY Mellon
Shareowner Services
Church Street Station
PO Box 11258
New York, NY 10286-1258

Telephone within USA: 1-888-BNY-ADRs
Telephone outside USA: 212-815-3700

Email: shareowners@bankofny.com

Share/CUFS registry

JHI NV's registry is managed by Computershare Investor Services Pty Limited. All enquiries and correspondence regarding holdings should be directed to:

Computershare Investor Services Pty Ltd
Level 3, 60 Carrington Street, Sydney NSW 2000, Australia
or GPO Box 7045, Sydney NSW 2001, Australia

Telephone within Australia: 1300 855 080
Telephone outside Australia: (61 3) 9415 4000
Facsimile: (61 2) 8235 8150

Email: web.queries@computershare.com.au

Website: www.computershare.com

Payment of dividends and other cash distributions to share/CUFS holders

Dividends and other cash distributions can be paid by electronic funds transfer to an Australian bank account or by cheque. To participate in the electronic service, contact Computershare at the above address.

Dutch withholding tax

Dividends paid by JHI NV are subject to Dutch withholding tax. Further information is available on our website at www.jameshardie.com under Investor Relations (select Shareholder Services, then Dutch Withholding Tax).

Disclosure

James Hardie aims to ensure the widest possible disclosure of its activities, using:

- quarterly results and management presentations
- webcasting and conference call facilities that make quarterly results available to all security holders
- extensive disclosure of financial results as well as detailed explanations about the key performance drivers
- immediate postings on our website of announcements, results and information about other material events.

Along with these announcements, the Investor Relations area of our website (www.jameshardie.com) contains media releases, results briefings, management presentations and past annual reports. There are also areas where visitors can register to receive email alerts of key events or announcements. Our formal Disclosure Policy is contained in the Corporate Governance area of the website.

Annual Report

Security holders must advise the share registry if they want to receive a printed copy of the annual report. The annual report can be read on and downloaded from the Investor Relations area of our website at www.jameshardie.com

Addresses

Investor Relations
Level 3, 22 Pitt Street, Sydney NSW 2000, Australia
Telephone: (+61 2) 8274 5246
Facsimile: (+61 2) 8274 5218
Email: investor.relations@jameshardie.com.au
Website: www.jameshardie.com, select Investor Relations

USA Regional Office
26300 La Alameda, Suite 100
Mission Viejo, CA 92691 USA
Telephone: (+1 949) 348 1800
Facsimile: (+1 949) 348 4534

Corporate Headquarters
Atrium, 8th Floor, Strawinskylaan 3077
1077ZX Amsterdam
Company Secretary: Mr Robert Cox
Telephone: (+ 31 20) 301 2986
Facsimile: (+ 31 20) 404 2544

Australian Regional Office
Level 3, 22 Pitt Street, Sydney NSW 2000, Australia
Marcin Firek
Telephone (+61 2) 8274 5274
Fax (+61 2) 8274 5217

Place of Incorporation

James Hardie Industries NV, ARBN 097 829 895, is incorporated in The Netherlands (with Dutch registration number 34106455) with corporate seat in Amsterdam and address at Strawinskylaan 3077, 1077ZX Amsterdam. The liability of its members is limited.

Independent Registered Public Accounting Firm

For fiscal year 2008:
PricewaterhouseCoopers LLP
Los Angeles, California, USA

For fiscal year 2009:
Ernst & Young LLP
San Diego, California USA

Forward-looking statements

This annual report contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the US SEC, on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, lenders and potential lenders, representatives of the media and others. Examples of forward-looking statements include:

- expectations about the timing and amount of payments to the AICF, a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;
- statements regarding tax liabilities and related audits and proceedings;
- statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the ASIC;
- expectations concerning indemnification obligations;
- expectations concerning the costs associated with the suspension of operations at our Blandon, Pennsylvania and Plant City, Florida plants;
- expectations that our credit facilities will be extended or renewed;
- expectations concerning dividend payments;
- projections of our results of operations or financial condition;
- statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;
- statements about our future performance; and
- statements about product or environmental liabilities.

Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "forecast," "guideline," "should," "aim" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under "Key Information — Risk Factors" in our Form 20-F, include, but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie Group subsidiaries; required contributions to the AICF and the effect of foreign exchange rates on the amount recorded in our financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of customers; risks of conducting business internationally; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; and the effect of natural disasters and changes in our key management personnel. We caution that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

DESIGN AND PRODUCTION BY SPATCHURST
www.spatchurst.com.au

Photo Credits

Cover: James Hardie's next generation of premium exterior cladding is thicker, with timber-like aesthetics and durable low-density. This product is sold as Artisan™ lap siding in the US, Scyon™ Linea™ weatherboards in Australia and Linea™ weatherboards in New Zealand. Photo © Stephen Roke Photography 2004 **Page i-1:** Scyon™ Linea™ weatherboards, HardiFlex® sheets and Scyon™ Axent trim on an Orbit Homes display home at Aurora estate, Melbourne, Australia. Architect dKO Architecture **Page 2:** (background) Scyon™ Stria cladding. Plantation Homes, Queensland, Australia **Pages 4-11:** (background) Scyon™ Linea™ weatherboards, Currumbin Waters, Queensland, Australia. Designer Shane Denman. **Page 11:** HardieBacker™ ½" backerboard, US Artisan™ lap siding, US Scyon™ Linea™ weatherboards, Currumbin Waters, Queensland, Australia. Designer Shane Denman **Pages 12-13:** James Hardie lap and shingle siding, with ColorPlus® technology, featured on *MidWest Homes'* Minnesota Top Homes Volume 2. Home by Mark Anthony Homes, Hudson Wisconsin, US **Page 14:** Scyon™ Linea™ weatherboards, HardiFlex® sheets and Scyon™ Axent trim on an Orbit Homes display home at Aurora estate, Melbourne, Australia. Architect dKO Architecture, Scyon™ Linea™ weatherboards, Plantation Homes display home, The Arcadia, Springfield Lakes, Queensland, Australia **Pages 14-15:** ExoTec™ façade panel and fixing system used on the Queensland University of Technology, Brisbane, Australia. Architect Conrad & Gargett **Pages 18-19:** Scyon™ Linea™ weatherboards and Scyon™ Axent™ trim on HardiFlex® sheets. Builder Orbit Homes; architect dKO Architecture **Page 20:** Scyon™ Linea™ weatherboards, Scyon™ Matrix cladding, Scyon™ Axon™ cladding. Designer Greystone Homes, Murrays Beach, Lake Macquarie, Australia **Pages 22-26:** (background) Scyon™ Linea™ weatherboards, Currumbin Waters, Queensland, Australia. Designer Shane Denman

CORPORATE OFFICES

Corporate Headquarters
Atrium, 8th Floor
Strawinskylaan 3077
1077ZX Amsterdam, Netherlands
Telephone +31 (0) 20 301 2986
Facsimile +31 (0) 20 404 2544

USA Regional Office
26300 La Alameda, Suite 100
Mission Viejo, California 92691
United States of America
Telephone +1 (949) 348 1800
Facsimile +1 (949) 348 4534

Australian Regional Office
Level 3, 22 Pitt Street
Sydney NSW 2000, Australia
Telephone +61 (2) 8274 5274
Facsimile +61 (2) 8274 5217

BUSINESS UNIT OFFICES

AUSTRALIA
James Hardie Building Products
10 Colquhoun Street
Rosehill, 2142, NSW, Australia
Facsimile 1800 818 819
www.jameshardie.com.au
Ask James Hardie™
Telephone 13 1103

James Hardie FRC Pipes
46 Randle Road
Meeandah, 4008
Queensland, Australia
Telephone 1800 659 850
Facsimile 1800 639 908
www.jameshardie.com.au

EUROPE
James Hardie Building Products
Atrium, 8th Floor
Strawinskylaan 3077
1077ZX Amsterdam, Netherlands
Telephone +31 (0) 20 301 6750
Facsimile +31 (0) 20 642 5357
www.jameshardieeu.com
Customer Toll Free Service Help Line
within UK - 0800 068 3103
Customer Toll Free Service Help Line
within France - 0800 903 069

NEW ZEALAND
James Hardie Building Products
50 O'Rorke Road
Penrose, Auckland
New Zealand
Telephone +64 (9) 579 9919
Facsimile +64 (9) 525 4810
www.jameshardie.co.nz
Ask James Hardie™ Helpline
Toll Free 0800 808 868

PHILIPPINES
James Hardie Building Products
Barangay San Isidro
Cabuyao, Laguna, 4025
Philippines
Telephone +63 (2) 897 8131
Facsimile +63 (2) 895 2994
www.jameshardie.com.ph

NORTH AMERICA
James Hardie Building Products
26300 La Alameda, Suite 250
Mission Viejo
California 92691
United States of America
Telephone +1 (949) 348 1800
Facsimile +1 (949) 367 0185
www.jameshardie.com
Customer Service 1 (866) 4HARDIE


END